UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: March, 2010
CIK #: 1028277
Anooraq Resources Corporation

(Exact name of registrant as specified in its charter)
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

(Address of principal Canadian executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anooraq Resources Corporation
By:	/s/ De Wet Schutte
	Name:	De Wet Schutte
	Title:	Acting Chief Financial Officer

Date: March 31, 2010

CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED 31 DECEMBER 2009 AND 2008
(Expressed in Canadian Dollars unless otherwise stated)

AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated statements of financial position of Anooraq Resources Corporation (the “Corporation”) as at 31 December 2009 and 2008, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended 31 December 2009. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at 31 December 2009 and 2008 and the results of its operations and its cash flows for each of the years in the two-year period ended 31 December 2009 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
/s/ KPMG Inc.
Registered Auditors
Johannesburg, South Africa
30 March 2010

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Financial Position
As at 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2009	2008
Assets
Non-current assets
Property, plant and equipment	7	693,393,736	469,635
Capital work-in-progress	8	235,838,915	—
Mineral property interests	9	13,223,703	4,200,000
Goodwill	10	12,382,569	—
Investment in joint venture	11	—	2,518,971
Platinum producers’ environmental trust	12	2,578,131	—
Deferred acquisition costs	13	—	1,587,959
Other non-current assets		729	—

Total non-current assets		957,417,783	8,776,565

Current assets
Inventories	14	1,091,860	—
Trade and other receivables	15	23,466,503	271,554
Cash and cash equivalents	16	30,947,511	3,850,674
Restricted cash	17	1,291,348	—

Total current assets		56,797,222	4,122,228

Total assets		1,014,215,005	12,898,793

Equity and Liabilities
Equity
Share capital	18	71,713,114	54,948,341
Treasury shares	18	(4,991,726)	—
Convertible preference shares	18	162,910,000	—
Foreign currency translation reserve		(9,390,899)	129,684
Hedging reserve		(731,293)	—
Share-based payment reserve		19,770,786	17,584,974
Accumulated loss		(111,798,092)	(76,266,461)

Total equity attributable to equity holders of the Group		127,481,890	(3,603,462)
Non-controlling interest		82,025,730	—

Total equity		209,507,620	(3,603,462)

Liabilities
Non-current liabilities
Loans and borrowings	19	555,509,417	12,967,753
Deferred taxation	20	213,484,109	—
Provisions	21	7,021,038	—
Derivative liability	22	1,590,945	—

Total non-current liabilities		777,605,509	12,967,753

Current liabilities
Loans and borrowings	19	—	1,735,663
Trade and other payables	23	26,948,647	1,798,839
Current tax payable		153,229	—

Total current liabilities		27,101,876	3,534,502

Total liabilities		804,707,385	16,502,255

Total equity and liabilities		1,014,215,005	12,898,793

The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors on 30 March 2010

/s/ Philip Kotze	/s/ Fikile De Buck
Philip Kotze (Director)	Fikile De Buck (Director)

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Comprehensive Loss
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2009	2008

Revenue	24	62,627,868	—
Cost of sales	25	(80,966,467)	—

Gross loss		(18,338,599)	—
Depreciation		(124,079)	(61,140)
Administrative expenses		(11,657,610)	(12,010,258)
Transaction costs		(10,401,725)	—
Other income		1,138,850	5,779

Operating loss		(39,383,163)	(12,065,619)
Finance income	26	529,285	179,119
Finance expense	27	(20,340,287)	(1,848,574)

Net finance expense		(19,811,002)	(1,669,455)
Share of loss of equity accounted investees (net of income tax)		(219,849)	(235,022)

Loss before income tax	28	(59,414,014)	(13,970,096)
Income tax	29	7,633,485	—

Loss for the year		(51,780,529)	(13,970,096)

Other comprehensive income
Foreign currency translation differences for foreign operations		(14,072,611)	129,684
Effective portion of changes in fair value of cash flow hedges		(731,293)	—

Other comprehensive income for the year, net of income tax	30	(14,803,904)	129,684

Total comprehensive loss for the year		(66,584,433)	(13,840,412)

Loss attributable to:
Owners of the Company		(35,531,631)	(13,970,096)
Non-controlling interest		(16,248,898)	—

Loss for the year		(51,780,529)	(13,970,096)

Total comprehensive loss attributable to:
Owners of the Company		(45,783,507)	(13,840,412)
Non-controlling interest		(20,800,926)	—

Total comprehensive loss for the year		(66,584,433)	(13,840,412)

Earnings per share
Basic and diluted loss per share	31	(12 cents )	(8 cents )
The accompanying notes are an integral part of these consolidated financial statements.

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Changes in Equity
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

		Attributable to equity holders of the Company
							Foreign	Share-
						Convertible	currency	based				Non-
		Share capital		Treasury shares		preference	translation	payment	Hedging	Accumulated		controlling
	Note	Numberof shares	Amount	Number of shares	Amount	shares	reserve	reserve	reserve	loss	Total	interest	Total equity
Balance at 1 January 2008		185,208,607	51,855,351	—	—	—	—	13,254,905	—	(62,296,365)	2,813,891	—	2,813,891

Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	—	—	—	(13,970,096)	(13,970,096)	—	(13,970,096)
Other comprehensive income
Foreign currency translation differences		—	—	—	—	—	129,684	—	—	—	129,684	—	129,684

Total other comprehensive income		—	—	—	—	—	129,684	—	—	—	129,684	—	129,684

Total comprehensive loss for the year		—	—	—	—	—	129,684	—	—	(13,970,096)	(13,840,412)	—	(13,840,412)

Transactions with owners, recorded directly in equity
Fair value of stock options allocated to share issued on exercise		—	1,055,432	—	—	—	—	(1,055,432)	—	—	—	—	—
Share-based payment transactions		1,431,400	2,037,558	—	—	—	—	5,385,501	—	—	7,423,059	—	7,423,059

Total contributions by and distributions to owners		1,431,400	3,092,990	—	—	—	—	4,330,069	—	—	7,423,059	—	7,423,059

Balance at 31 December 2008		186,640,007	54,948,341	—	—	—	129,684	17,584,974	—	(76,266,461)	(3,603,462)	—	(3,603,462)

Arising from business acquisition	34	—	—	—	—	—	—	—	—	—	—	102,826,656	102,826,656
Total comprehensive loss for the year
Loss for the year		—	—	—	—	—	—	—	—	(35,531,631)	(35,531,631)	(16,248,898)	(51,780,529)
Other comprehensive loss
Foreign currency translation differences		—	—	—	—	—	(9,520,583)	—	—	—	(9,520,583)	(4,552,028)	(14,072,611)
Effective portion of changes in fair value of cash flow hedges, net of tax		—	—	—	—	—	—	—	(731,293)	—	(731,293)	—	(731,293)

Total other comprehensive loss		—	—	—	—	—	(9,520,583)	—	(731,293)	—	(10,251,876)	(4,552,028)	(14,803,904)

Total comprehensive loss for the year		—	—	—	—	—	(9,520,583)	—	(731,293)	(35,531,631)	(45,783,507)	(20,800,926)	(66,584,433)

Transactions with owners, recorded directly in equity Contributions by and distributions to owners
Ordinary shares issued	18	14,296,567	15,869,148	(4,497,062)	(4,991,726)	—	—			—	10,877,422	—	10,877,422
Preference shares issued	18	—	—	—	—	162,910,000		—	—	—	162,910,000	—	162,910,000
Share options repriced		—	—	—	—	—	—	1,117,441	—	—	1,117,441	—	1,117,441
Share-based payment transactions		806,898	895,625	—	—	—	—	1,068,371	—	—	1,963,996	—	1,963,996

Total contributions by and distributions to owners		15,103,465	16,764,773	(4,497,062)	(4,991,726)	162,910,000	—	2,185,812	—	—	176,868,859	—	176,868,859
Balance at 31 December 2009		201,743,472	71,713,114	(4,497,062)	(4,991,726)	162,910,000	(9,390,899)	19,770,786	(731,293)	(111,798,092)	127,481,890	82,025,730	209,507,620

The accompanying notes are an integral part of these consolidated financial statements.

4

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

	Note	2009	2008

Cash flows from operating activities
Cash utilised by operations	32	(27,793,326)	(5,348,995)
Interest received		426,621	179,119
Interest paid		(1,258,710)	(1,885,517)

Cash utilised by operating activities		(28,625,415)	(7,055,393)

Cash flows from investing activities
Investment in environmental trusts		(216,245)	—
Acquisition of cash in a business combination — Bokoni Mine	34	3,576,912	—
Bokoni mine acquisition	34	(119,956,375)	—
Asset acquisition	34	(6,592,523)	—
ESOP Trust contribution	34	(6,741,102)	—
Proceeds on disposal of property, plant and equipment		118,311	54,140
Acquisition of property, plant and equipment	7/8	(24,450,310)	(473,642)
Deferred acquisition costs		—	(1,219,813)
Proceeds on disposal of financial assets		14	—

Cash utilised from investing activities		(154,261,318)	(1,639,315)

Cash flows from financing activities
Long term borrowings raised		—	3,630,000
Long term borrowings raised — Senior debt	19	74,050,000	—
Long term borrowings raised — OCSF	19	51,330,745	—
Common shares issued		15,869,148	2,037,558
“A” Preference shares issued	19	177,720,000	—
“A” Preference shares repaid	19	(1,066,320)	—
“B” Preference shares issued	18	162,910,000	—
Transaction costs paid		(4,857,128)	—
Vendor claims settled	34	(251,770,000)
Interest free loan raised	19	4,267,913
Repayment of Anglo Platinum loan		(16,790,368)	—

Cash generated from financing activities		211,663,990	5,667,558

Effect of foreign currency translation		(1,680,420)	(253,997)

Net increase/(decrease) in cash and cash equivalents		27,096,837	(3,281,147)
Cash and cash equivalents, beginning of period		3,850,674	7,131,821

Cash and cash equivalents, end of period		30,947,511	3,850,674

The accompanying notes are an integral part of these consolidated financial statements.

5

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
1. NATURE OF OPERATIONS
Anooraq Resources Corporation (the “Company” or “Anooraq”) is incorporated in the Province of British Columbia, Canada. The consolidated financial statements of the Company as at and for the years ended 31 December 2009 and 2008 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interest in associates and jointly controlled entities. Its principal business activity is the mining and exploration of Platinum Group Metals (“PGM”) through its mineral property interests. The Company focuses on mineral property interests located in the Republic of South Africa in the Bushveld Complex. Anooraq operates in South Africa through its wholly owned subsidiary Plateau Resources (Proprietary) Limited (“Plateau”) which historically owns the Group’s various mineral property interests and conducted the Group’s business in South Africa.
The consolidated financial statements include the results of the Group’s acquisition of an effective 51% of the Lebowa Platinum Mine, now known as Bokoni Platinum Mines (Proprietary) Limited (“Bokoni”) and control of the advanced stage Ga-Phasha Project (“Ga-Phasha Project”), the Boikgantsho Project (“Boikgantsho Project”) and the early stage Kwanda Project (“Kwanda Project”) by acquiring an additional 1% of these projects for an aggregate cash consideration of $385 million (South African Rands (“ZAR”) 2.6 billion) from 1 July 2009 (refer note 34).
The controlling interest was affected through Plateau acquiring 51% of the shareholding of Bokoni Platinum Holdings (Proprietary) Limited (“Bokoni Holdco”) on 1 July 2009. Bokoni Holdco, a private company incorporated under the laws of South Africa, is the holding company through which Anooraq and Anglo Platinum Limited (“Anglo Platinum”) hold their interests in Bokoni and the various exploration project companies.
2. GOING CONCERN
The consolidated financial statements are prepared on the basis that the Group will continue as a going concern which contemplates the realisation of assets and settlement of liabilities in the normal course of operations as they become due.
Anooraq completed the acquisition of an operating mine (refer note 34) and secured various funding arrangements (refer note 19) in order to fund the purchase consideration and to fund its planned business objectives. The funding agreements include securing a long term credit facility, the Operating Cash Flow Shortfall Facility (“OCSF”), with Rustenburg Platinum Mines Limited (“RPM”) for an amount of $208 million (ZAR 1,470 million). The facility will be used to fund operating cash and capital requirements for an initial period of three years. As at 31 December 2009, the Group utilised $54 million (ZAR 381 million) thereof to fund operating requirements at Bokoni as the mining operations are not currently generating sufficient cash flows to fund operations and operational projects.
As a result of securing the financial resources and long term funding, management expects that cash flows from the acquired mining operations and the additional financing secured will be sufficient to meet immediate ongoing operating and capital cash requirements of the Group.
3. BASIS OF PRESENTATION
3.1 Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
The Company received approval from the Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“NI 52-107”), to early adopt IFRS as of 1 January 2009. The Group’s transition date for converting to IFRS was 1 January 2008 (the “Transition Date”) and the comparative statement of financial position as at 31 December 2008, comparative statement of comprehensive loss for the year ended 31 December 2008, comparative statement of changes in equity and comparative statement of cash flows for the year ended 31 December 2008 have been restated in accordance with IFRS.
The guidance for the first time adoption of IFRS is set out in IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS1”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Group elected to take the following IFRS 1 optional exemptions:
•	to apply the requirements of IFRS 3, Business Combinations (2004), prospectively from the Transition Date;

•	to apply the requirements of IFRS 2, Share-based payments, only to equity instruments granted after November 2002 which had not vested as of the Transition Date; and

•
to transfer all foreign currency translation differences, recognised as a separate component of equity, to accumulated loss as at the Transition Date, including those foreign currency differences which arise on adoption of IFRS.

6

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
The preparation of these consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian generally accepted accounting principles (“GAAP”). The accounting policies set out below have been applied consistently to all years presented in these financial statements. They also have been applied in preparing an opening IFRS statement of financial position at 1 January 2008, as required by IFRS 1. The impact of the transition from GAAP to IFRS is explained in note 39.
3.2 Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis as set out in the accounting policies below. Certain items, including derivative financial instruments, are stated at fair value.
3.3 Use of estimates and judgements
The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.
Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the notes to the financial statements where applicable.
3.4 Change in accounting policies
The Group changed its accounting policies as of 1 January 2009 in the following areas:
(i) Accounting for business combinations
As a result of the acquisition, discussed in note 34, the Group early adopted IFRS 3, Business Combinations (2008), (“IFRS 3”) and IAS 27, Consolidated and Separate Financial Statements (2008), (“IAS 27”) for all business combinations occurring in the financial year commencing 1 January 2009. All business combinations occurring on or after 1 January 2009 are accounted for by applying the acquisition method. The change in accounting policy is applied prospectively and resulted in previously capitalised transaction costs amounting to $1.6 million being expensed on 1 January 2009.
The Group applied the acquisition method for the business combinations as disclosed in note 34.
Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, consideration is given to potential voting rights that are currently exercisable. The acquisition date is the date on which control is transferred to the acquirer. Judgement is applied in determining the acquisition date and determining whether control is transferred from one party to another.
Goodwill is measured as the fair value of the consideration transferred including the recognised amount of any non-controlling interest in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. To the extent that the fair value exceeds the consideration transferred, the excess is recognised in profit or loss.
Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination.
A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.
Non-controlling interest is measured at its proportionate interest in the fair value of the identifiable net assets of the acquiree.
Transaction costs incurred in connection with a business combination, such as legal fees, due diligence fees and other professional and consulting fees are expensed as incurred, unless it is debt related. Directly attributable transaction costs related to debt instruments are capitalised.
If the Group obtains control over one or more entities that are not businesses, then the bringing together of those entities are not business combinations. The cost of acquisition is allocated among the individual identifiable assets and liabilities of such entities, based on their relative fair values at the date of acquisition. Such transactions do not give rise to goodwill and no non- controlling interest is recognised.

7

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
(ii) Presentation of financial statements
The consolidated financial statements have been presented by applying the revised IAS 1, Presentation of Financial Statements (2007), which became effective as of 1 January 2009. As a result, the consolidated statement of changes in equity presents all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. This presentation has been applied in these consolidated financial statements.
Comparative information has been re-presented so that it is also in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on the earnings per share.
(iii) Accounting for borrowing costs
In respect of borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009, the Group capitalises borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Previously the Group immediately recognised all borrowing costs as an expense. This change in accounting policy was due to the prospective adoption of IAS 23, Borrowing Costs (2007), in accordance with the transitional provisions of such standard; comparative figures have not been restated. The change in accounting policy resulted in the capitalisation of borrowing costs of $13.6 million (ZAR 96.5 million) in the year ended 31 December 2009. The change in accounting policy did not impact previously reported earnings per share. The Group has capitalised borrowing costs with respect to property, plant and equipment under construction.
4. ACCOUNTING POLICIES
The consolidated financial statements have been prepared on the historical cost basis as set out in the accounting policies below. Certain items, including derivative financial instruments, are stated at fair value. These consolidated financial statements are presented in (unless stated otherwise) Canadian Dollars (“$”), which is also the Company’s functional currency.
The accounting policies set out below are applied consistently to all years presented in these consolidated financial statements and have been applied consistently by Group entities except as explained in note 3.4, which addresses changes in accounting policies.
4.1 Basis for consolidation
(i) Business combinations
The Group changed its accounting policy with respect to accounting for business combinations. Refer note 3.4(i) for further details.
(ii) Subsidiaries
Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.
(iii) Investments in jointly controlled entities (equity accounted investees)
Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.
Investments in jointly controlled entities are accounted for using the equity method (“equity accounted investees”) and are recognised initially at cost. The Group’s equity investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.
(iv) Special purpose entities
A Special Purpose Entity (“SPE”) is consolidated if, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards, the Group concludes that it controls the SPE. SPE’s controlled by the Group were established under terms that impose strict limitations on the decision-making powers of the SPE’s management and that result in the Group receiving the majority of the benefits related to the SPE’s operations and net assets, being exposed to the majority of risks incident to the SPE’s activities, and retaining the majority of the residual or ownership risks related to the SPE’s or their assets.

8

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
(v) Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.
4.2 Foreign currencies
(i) Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year. Such gains and losses are recognised in profit or loss.
(ii) Foreign operations
The financial results of Group entities that have a functional currency different from the presentation currency are translated into the presentation currency. The presentation currency of the Company is Canadian Dollars. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the rate of exchange in effect at the transaction date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation from the Transition Date are recognised as other comprehensive income and are included in the foreign currency translation reserve (“FCTR”).
When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation and are recognised in other comprehensive income and are included in the FCTR.
On disposal of part or all of the operations, the proportionate share of the related cumulative gains and losses previously recognised in the FCTR through the statement of comprehensive income are included in determining the profit or loss on disposal of that operation recognised in the profit or loss.
4.3 Financial instruments
(i) Non-derivative financial assets
Non-derivative financial assets comprise loans and receivables.
Loans and receivables are recognised on the date of origination. All other financial assets are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.
Financial assets are derecognised when the contractual rights to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred. Any interest in transferred financial assets that is created or retained is recognised as a separate asset or liability.
Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.
Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.
Loans and receivables comprise trade and other receivables and cash and cash equivalents.
Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

9

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
(ii) Non-derivative financial liabilities
The Group initially recognises debt securities issued and subordinated liabilities on the date that they originated. All other financial liabilities are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.
Financial liabilities are derecognised when the contractual obligations are discharged, cancelled or expire.
Non-derivative financial liabilities comprise loans and borrowings, bank overdrafts, trade and other payables.
Financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.
(iii) Derivative financial instruments, including hedge accounting
The Group holds derivative financial instruments to hedge its interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.
On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the year for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.
Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.
Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. The amount recognised in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affects profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss.
If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognised in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognised. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognised immediately in profit or loss. In other cases the amount recognised in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.
Separate embedded derivatives
Changes in the fair value of separate embedded derivatives are recognised immediately in profit or loss.
Other non-trading derivatives
When a derivative financial instrument is not held for trading and is not designated in a qualifying hedge relationship, all changes in its fair value are recognised immediately in profit or loss.

10

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
(iv) Share capital
Ordinary shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.
Preference share capital
Preference share capital is classified as equity if it is non-redeemable, redeemable for a fixed number of the Company’s shares, or redeemable only at the Company’s option, and any dividends are discretionary. Dividends thereon are recognised as distributions within equity upon approval by the Company’s Board of Directors.
Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the holders, or if dividend payments are not discretionary. Dividends thereon are recognised as interest expense in profit or loss as accrued.
Treasury shares
Shares issued to subsidiaries or SPE’s are reflected as treasury shares on consolidation in the statement of change of equity.
4.4 Property, plant and equipment
Mining assets, including mine development cost and infrastructure costs, mine plant facilities and buildings are initially recorded at historical cost less accumulated depreciation and impairment losses.
Mining assets are capitalised to capital work-in-progress and transferred to mining property, plant and equipment when the mining venture reaches commercial production.
Capitalised mine development and infrastructure costs include expenditure incurred to develop new mining operations and to expand the capacity of the mine to the extent that it gives rise to future economic benefit. Costs include borrowing costs capitalised during the construction period where qualifying expenditure is financed by borrowings. Items of mine property, plant and equipment, excluding capitalised mine development and infrastructure costs, are depreciated on a straight-line basis over their expected useful life. Capitalised mine development and infrastructure are depreciated on a units of production basis. Depreciation is first charged on mining assets from the date on which they are available for use.
Property, plant and equipment are depreciated over their estimated useful lives as follows:

Mine development and infrastructure	Life-of-mine
Plant and equipment	1 - 20 years
Buildings	5 - 20 years
Motor vehicles	1 - 5 years
Furniture and fittings	1 - 10 years
Items of property, plant and equipment that are withdrawn from use, or have no reasonable prospect of being recovered through use or sale, are regularly identified and written off.
The assets’ residual values, depreciation methods and useful lives are reviewed, and adjusted if appropriate, at each reporting date.
Non-mining assets are measured at historical cost less accumulated depreciation and impairment losses. Depreciation is charged on the straight-line basis over the useful lives of these assets. Residual values and useful economic lives are reviewed at least annually, and adjusted if appropriate, at each reporting date.
Subsequent expenditure relating to an item of property, plant and equipment is capitalised when it is probable that future economic benefits from the use of the assets will be increased. All other subsequent expenditure is recognised as repairs and maintenance.
Repairs and maintenance are recognised to profit or loss during the period in which they are incurred.
Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognised net within other income in the statement of comprehensive income.

11

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
4.5 Intangible assets
(i) Goodwill
Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. For measurement of goodwill at initial recognition, refer note 34.
Acquisitions of non-controlling interests
Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognised as a result of such transactions.
Subsequent measurement
Goodwill is measured at cost less accumulated impairment losses and is not amortised. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of the equity accounted investee.
(ii) Other intangible assets
Other intangible assets include mineral property interests (refer note 4.17 below).
4.6 Impairment of assets
(i) Non-financial assets
The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.
An impairment loss is recognised if the carrying amount of an asset or its cash-generating units exceed its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash- generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.
(ii) Financial assets (including receivables)
A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.
An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

12

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
4.7 Inventories
Inventories, comprising ore stockpiles, are measured at the lower of cost and net realisable value.
Costs relating to ore in stockpiles comprises all costs incurred to the stage immediately prior to stockpiling, including costs of extraction and crushing, as well as processing costs associated with ore stockpiles, based on the relevant stage of production.
Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.
4.8 Employee benefits
(i) Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the years during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the year in which the employees render the service are discounted to their present value.
(ii) Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.
A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.
(iii) Share-based payment transactions
The grant date fair value of share-based payment awards granted to employees is recognised as an employee cost, with a corresponding increase in equity, over the year that the employees unconditionally became entitled to the awards. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.
For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.
The fair value of the amount payable to employees in respect of the share appreciation rights, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities over the year that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as employee costs in profit or loss.
Share-based payment arrangements in which the Group receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Group.
(iv) Termination benefits
Termination benefits are recognised as an expense as and when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.
Termination benefits for voluntary redundancies are recognised as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.
If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

13

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
4.9 Provisions
A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance expense (“notional interest”).
Provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required, the provision is reversed.
(i) Environmental rehabilitation provisions
Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to profit or loss.
(ii) Restructuring
A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publically. Future operating losses are not provided for.
4.10 Platinum producers’ environmental trust
The Group contributes to the Platinum Producers’ Environmental Trust annually. The trust was created to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the lives of the Group’s mines. Contributions are determined on the basis of the estimated environmental obligation over the life of a mine. Contributions made are reflected in non-current investments held by the Platinum Producers’ Environmental Trust. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income.
4.11 Revenue
Revenue arising from the sale of metals and intermediary products is recognised when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are typically met when the concentrate reaches the smelter. Revenue further excludes value-added tax.
4.12 Lease payments
(i) Operating leases — Lessor
Operating lease income is recognised as income on a straight-line basis over the lease term.
Initial direct costs incurred in negotiating and arranging operating leases are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as the lease income. Income for leases is disclosed under other income in profit or loss.
(ii) Operating leases — Lessee
Operating lease payments are recognised as an expense on a straight-line basis over the lease term. The difference between the amounts recognised as an expense and the contractual payments are recognised as an operating lease liability. This liability is not discounted.
Any contingent rents are expensed in the period they are incurred.
4.13 Finance income and finance expense
Finance income comprises interest income on funds invested, gains on hedging instruments that are recognised in profit or loss and interest received on loans and receivables. Interest income is recognised as it accrues in profit or loss, using the effective interest method.

14

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
Finance expense comprises interest expense on borrowings, unwinding of the discount on provisions, dividends on preference shares classified as liabilities and losses on hedging instruments that are recognised in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.
Foreign currency gains and losses are reported on a net basis.
4.14 Income tax
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognised for taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.
A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
4.15 Earnings/(Loss) per share
The Group presents basic and diluted earnings/(loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held and for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.
4.16 Segment reporting
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s Chief Executive Officer (who is considered the chief operating decision maker) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.
4.17 Exploration expenditure and mineral property interests
The acquisitions of mineral property interests are initially measured at cost. Mineral property acquisition costs and development expenditures incurred subsequent to the determination of the feasibility of mining operations and approval of development by the Group are capitalised until the property to which they relate is placed into production, sold or allowed to lapse.
Exploration and evaluation costs incurred prior to determination of the feasibility of mining operations are expensed as incurred. Re-imbursement of previously expensed exploration and evaluation costs are recognised as other income in profit or loss.
Mineral property acquisition costs include the cash consideration and the fair market value of shares issued for mineral property interests pursuant to the terms of the relevant agreements. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse, or when an impairment of value has been determined to have occurred.

15

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
4.18 New standards and interpretations not yet adopted
Standards and interpretations issued but not yet effective and applicable to the Group:
•	IAS 24 (revised), Related party disclosures
•	Amendments to IAS 39, Eligible hedged items
•	Amendments to IFRS 1 and IAS 27, Cost of an investment in a subsidiary, jointly controlled entity or associate
•	Amendments to IFRS 2, Share-based payments: vesting conditions and cancellations
•	Amendments to IFRS 7, Improving disclosures about financial instruments
•	IFRS 9, Financial instruments
•	IFRIC 17, Distribution of Non-cash assets to owners
•	Various improvements to IFRS 2009
The Group is currently evaluating the impact, if any, that these new standards will have on the consolidated financial statements.
5. DETERMINATION OF FAIR VALUES
A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non- financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.
5.1 Property, plant and equipment
The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably and willingly. The fair value of items of plant, equipment, fixtures and fittings is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.
The fair value of mining rights included in property, plant and equipment acquired as part of a business combination is determined using the multi-year excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.
5.2 Mineral property interest
The fair value of mineral property interests acquired is determined using a market comparative approach. In applying a market comparative approach, a selection of appropriate historic transactions is used to determine an average transaction value.
5.3 Trade and other receivables
The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes.
5.4 Derivatives
The fair value of interest rate swaps is based on the fair value of the cash flows of the swap using the ZAR zero-coupon swap curve and the fair value of the projected shifted cash flows discounted using the shifted zero-coupon rates.
Fair values reflect the credit risk of the instrument and exclude the credit risk of the Group entity and counterparty when appropriate.

16

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
5.5 Non-derivative financial liabilities
Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.
5.6 Share-based payment transactions
The fair value of the employee share options is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.
6. FINANCIAL RISK MANAGEMENT
The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.
The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.
Overview
The Group has exposure to the following risks from its use of financial instruments:
•	credit risk

•	liquidity risk

•	interest rate risk

•	foreign currency risk

•	commodity price risk
This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.
(i) Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.
Trade and other receivables
Trade receivables represents sale of concentrate to Rustenburg Platinum Mines Limited in terms of a concentrate off-take agreement. The carrying value represents the maximum credit risk exposure. The Group has no collateral against these receivables.
Cash and cash equivalents
At times when the Group’s cash position is positive, cash deposits are made with financial institutions having superior local credit ratings.
(ii) Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. This is facilitated via an Operating Cash flow Shortfall Facility (“OCSF”). The Group’s cash and cash equivalents are invested in business accounts which are available on demand.

17

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
The Group operates in South Africa and is subject to currency exchange controls administered by the South African Reserve Bank. A portion of the Group’s funding for its South African operations consists of loans advanced to its South African incorporated subsidiaries and it is possible the Group may not be able to acceptably repatriate such funds once these subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank.
The maturity profile of the contractual cash flows of financial instruments at 31 December were as follows:

	2010	2011	2012	2013	Thereafter	Total
2009
Non derivative financial liabilities
Loans and borrowings	—	4,099,586	—	11,854,480	539,555,351	555,509,417
Trade and other payables	11,677,520	—	—	—	—	11,677,520

Total	11,677,520	4,099,586	—	11,854,480	539,555,351	567,186,937

Derivative financial liabilities
Interest rate swap	—	—	1,590,945	—	—	1,590,945

Total 2009	11,677,520	4,099,586	1,590,945	11,854,480	539,555,351	568,777,882

2008
Non derivative financial liabilities
Loans and borrowings	1,735,663	—	—	—	12,967,753	14,703,416
Trade and other payables	219,024	—	—	—	—	219,024

Total 2008	1,954,687	—	—	—	12,967,753	14,922,440

(iii) Interest rate risk
As a result of the Group completing the Bokoni acquisition (refer note 34), the Group has secured loan facilities with Rustenburg Platinum Mines Limited (“RPM”) in order to ensure the sustainability of the Group. RPM provided a loan of $51.3 million (ZAR 365 million) to the Group which is subject to interest rate risk.
The Bokoni acquisition was partially financed by a $111 million (ZAR 750 million) senior debt facility (“Senior debt facility”) from Standard Chartered Bank plc (“Standard Chartered”) provided to Plateau, of which $74 million (ZAR 500 million) was drawn down on 1July 2009. The remaining $37 million (ZAR 250 million) is available for interest roll-up during the next 3 years. The term of the Senior debt facility is nine years with an interest and capital repayment holiday during the first three years. The Senior debt facility bears interest equal to the Johannesburg Inter Bank Agreed Rate (7.279% at 31 December 2009) plus 4.5% applicable margin and 1.27% mandatory cost.
The Group has entered into an interest rate swap arrangement with Standard Chartered Bank to fix the variable interest rate on $74 million (ZAR 500 million) of the principal amount of the loan at 14.695% which arrangement expires on 31 July 2012.
A 100 basis point change in the interest rate at 31 December 2009 on the Standard Chartered loan and the RPM loan would have changed the loss for the year by approximately $681,000. This analysis assumes that all other variables remain constant.
(iv) Foreign currency risk
The Group, from time to time, enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, the Group is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Group has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.
Within the Group, certain loans between Group entities amounting to $48.6 million are exposed to foreign exchange fluctuations. A 10% change in the $/ZAR exchange rate at 31 December 2009 would have resulted in an increase/decrease of $4.9 million in equity. The Group has no significant external exposure to foreign exchange risk.

18

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
(v) Commodity price risk
The value of the Group’s revenue and resource properties depends on the prices of PGM’s and their outlook. The Group does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Group’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.
(vi) Capital risk management
The primary objective of managing the Group’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of the Group in a way that optimises the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that the Group remains in a sound financial position.
The Group manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. The Group may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.
There were no changes to the Group’s approach to capital management during the year.
(vii) Summary of the carrying value of the Group’s financial instruments

		Financial	Derivative
	Loans and	liabilities at	financial
At 31 December 2009	receivables	amortised cost	liabilities
Platinum producers environmental trust	2,578,131	—	—
Trade and other receivables	22,486,497	—	—
Cash and cash equivalents	30,947,511	—	—
Loans and borrowings	—	555,509,417	—
Trade and other payables	—	11,677,520	—
Derivative — Interest rate swap	—	—	1,590,945

		Financial	Derivative
	Loans and	liabilities at	financial
At 31 December 2008	receivables	amortised cost	liabilities
Cash and cash equivalents	3,850,674	—	—
Loans and borrowings	—	14,703,416	—
Trade and other payables	—	219,024	—

The carrying value of the above financial instruments approximates their fair value.

19

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
7. PROPERTY, PLANT AND EQUIPMENT
Summary

	2009	2008
Cost
Balance at beginning of year	540,482	183,208
Arising from business combinations (refer note 34)	725,226,891	—
Additions	31,478	472,619
Transferred from capital work-in-progress	9,382,489	—
Disposals	(49,072)	(66,432)
Adjustment to rehabilitation assets	2,691,883	—
Effect of translation	(30,693,133)	(48,913)

Closing Balance	707,131,018	540,482

Accumulated depreciation
Balance beginning of year	70,847	77,714
Charge for the year	13,557,111	61,140
Disposals	—	(48,717)
Effect of translation	109,324	(19,290)

Closing Balance	13,737,282	70,847

Carrying value	693,393,736	469,635

		Mining
		Development				Furniture
		And	Plant and		Motor	And
	Total	Infrastructure	Equipment	Buildings	Vehicles	Fittings
Cost
Balance at beginning of year	540,482	—	—	—	—	540,482
Arising from business combination (refer note 34)	725,226,891	572,786,270	120,784,234	30,067,544	1,528,701	60,142
Additions	31,478	—	—	—	19,629	11,849
Transferred from capital work-in-progress	9,382,489	260,939	2,145,453	6,915,047	61,050	—
Disposals	(49,072)	—	—	—	(49,072)	—
Adjustment to rehabilitation assets	2,691,883	2,691,883	—	—	—	—
Effect of translation	(30,693,133)	(24,312,236)	(5,121,246)	(1,224,976)	(64,781)	30,106

Closing Balance	707,131,018	551,426,856	117,808,441	35,757,615	1,495,527	642,579

Accumulated depreciation
Balance beginning of year	70,847	—	—	—	—	70,847
Charge for the year	13,557,111	5,185,702	6,073,907	1,878,881	284,770	133,851
Effect of translation	109,324	40,542	47,486	14,689	2,226	4,381

Closing Balance	13,737,282	5,226,244	6,121,393	1,893,570	286,996	209,079

Carrying Value	693,393,736	546,200,612	111,687,048	33,864,045	1,208,531	433,500

Certain assets are encumbered (refer to note 19).

20

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
The recoverable amount of mining assets and goodwill reviewed for impairment is determined based on value-in-use calculations. All mining assets and goodwill are allocated to one cash-generating-unit (“CGU”). Key assumptions relating to this valuation include the discount rate and cash flows used to determine the value in use. Future cash flows are estimated based on financial budgets approved by management which is based on the mine’s life-of-mine plan. Management determines the expected performance of the mine based on past performance and its expectations of market developments which are incorporated into a life-of-mine plan.

Key assumptions used in the value in use calculation of impairment of mining assets were the following:
•	Life-of-mine — 34 years

•	South African discount rate — 16.48% (the weighted average cost of capital for Bokoni)

•	Range of PGM prices — based on market expectations. Initial price of US$1,329/oz for platinum in 2010.

•	Range of ZAR/US$exchange rates — based on market expectations. Initial exchange rate of ZAR8.51/US$used in 2010.

•	South African inflation — long term inflation rate of 5.2%
8. CAPITAL WORK-IN-PROGRESS
Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

	2009	2008
Arising from business combination (refer note 34)	216,194,965	—
Additions	24,418,832	—
Transfer to property, plant and equipment	(9,382,489)	—
Capitalisation of borrowing costs	13,580,559	—
Effect of translation	(8,972,952)	—

	235,838,915	—

Capital work-in-progress is funded through cash generated from operations and available loan facilities.
9. MINERAL PROPERTY INTERESTS

Balance at beginning of year	4,200,000	4,200,000
Transfer from equity accounted investee (refer note 11)	2,552,701	—
Asset acquisition (refer note 34)	6,592,523	—
Effect of translation	(121,521)	—

	13,223,703	4,200,000

The Group’s mineral property interest consists of various early stage exploration projects as detailed below:
Ga-Phasha
In January 2004, Anooraq and Pelawan combined their respective Platinum Group Metals (“PGM”) assets, comprising the Anooraq’s Northern and Western Limb PGM projects and Pelawan’s 50% participation interest in the Ga-Phasha Project on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms — Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS — covering an area of approximately 9,700 hectares.
As of 1 July 2009, the joint venture agreements terminated and Ga-Phasha Platinum Mines (Proprietary) Limited (“GPM”), a wholly owned subsidiary of Bokoni Holdco, owns the respective interest in the assets relating to the Ga-Phasha Project. Anooraq owns an effective 51% interest in the Ga-Phasha Project.
Anooraq increased its interest in the GPM exploration project assets from 50% to 51% through the transaction discussed in note 34.

21

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
Work on the Ga-Phasha project is continuing towards the preparation of a pre-feasibility study. The mineral title relating to the Ga-Phasha project is held by GPM.
Platreef
As of 1 July 2009, the Group holds an effective 51% in Platreef properties located on the Northern Limb of the Bushveld Complex in South Africa. Bokoni Holdco holds a prospecting contract with the South African Department of Mineral Resources (“DMR”) for farm Noord Holland 775LR (1,229 hectares) bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares. Annual option fees ranging from ZAR 3 per hectare to ZAR 18 per hectare are payable to the DMR. The Group received conversion to new order prospecting rights.
Boikgantsho
As of 1 July 2009, the Boikgantsho joint venture agreements terminated and Boikgantsho Platinum Mine (Proprietary) Limited (“BPM”), a private company incorporated under the laws of South Africa, a wholly owned subsidiary of Bokoni Holdco, owns the interest in and assets relating to the Boikgantsho Project. Anooraq owns an effective 51% interest in the Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust’s adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex. The Group has submitted new order prospecting right applications with the DMR and is awaiting approval.
Kwanda
As of 1 July 2009, the Kwanda joint venture agreements terminated and Kwanda Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa, a wholly owned subsidiary of Bokoni Holdco, owns the interest in and assets relating to the Kwanda Project. Anooraq owns an effective 51% interest in this project. The Group received conversion to new order prospecting rights for the Kwanda North and Kwanda South properties.
Rietfontein
On 10 October 2001, the Company completed an agreement with African Minerals Ltd., now Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”), a private affiliate of Ivanhoe Capital Corporation, whereby Ivanplats had the right to earn a 50% interest in the Group’s 2,900 hectare Rietfontein 2KS farm (“Rietfontein”). Under the terms of this agreement, Ivanplats had to incur at least $750,000 in expenditure pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program was completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There was a disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats’ exploration activities. Subsequent to year end, the Ivanhoe Nickel and Platinum dispute was settled and a revised joint venture agreement was entered into.
10. GOODWILL

	2009	2008
Arising from business combination (refer note 34)	12,932,712	—
Effect of translation	(550,143)	—

	12,382,569	—

For impairment considerations, refer note 7.
11. INVESTMENT IN JOINT VENTURE

Balance at beginning of the year	2,518,971	2,958,785
Equity loss — exploration expenses	(219,849)	(235,020)
Effect of translation	253,579	(204,794)
Transfer to mineral property interest (refer note 9)	(2,552,701)

	—	2,518,971

The carrying amounts of joint ventures are shown net of impairment losses.

22

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
Summary financial information for GPM is as follows:

	2009	2008
Comprehensive loss	439,698	470,044
Total assets	—	205
Total liabilities	—	6,237,616
12. PLATINUM PRODUCERS’ ENVIRONMENTAL TRUST
The Group contributes to the Platinum Producers’ Environmental Trust annually. The Trust was created to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the lives of the Group’s mines. Contributions are determined on the basis of the estimated environmental obligation over the life of a mine. The Group’s share of the cash deposits made is reflected in non-current cash deposits held by Platinum Producers’ Environmental Trust.
The non-current cash deposits are restricted in use as it is to be used exclusively for pollution control, rehabilitation and mine closure at the end of lives of the Group’s mines.
13. DEFERRED ACQUISITION COSTS

Acquisition costs capitalised	—	1,587,959

Refer note 3.4 (i) for treatment of acquisition costs as a result of the adoption of IFRS 3 (2008).
14. INVENTORIES

Ore stock piles	1,091,860	—

15. TRADE AND OTHER RECEIVABLES

Financial assets
Trade receivables (Metals)	21,501,503	—
Other trade receivables	581,096	—
Employee receivables	403,898	—

	22,486,497	—

Non financial assets
Prepayments	940,108	112,910
Lease debtor	5,313	—
Value added tax	—	156,952
Other receivables	34,585	1,692

	23,466,503	271,554

The Group has one major customer with an outstanding account within the agreed payment terms. As a result, no allowance for impairment losses has been recognised.
16. CASH AND CASH EQUIVALENTS

Bank balances	30,931,903	3,850,674
Cash on hand	15,608	—

	30,947,511	3,850,674

17. RESTRICTED CASH

Restricted cash — ESOP Trust	1,291,348	—

Restricted cash consist of cash and cash equivalents held by the Bokoni Platinum Mine ESOP Trust, a consolidated SPE, which is not available to fund operations.

23

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
18. SHARE CAPITAL

	2009	2008
Authorised and issued	Number of shares
Ordinary shares with no par value	201,743,472	186,640,007
B2 Convertible Preference shares of $0.1418 (ZAR 1) each	115,800	—
B3 Convertible Preference shares of $0.1418 (ZAR 1) each	111,600	—
The Company’s authorised share capital consists of an unlimited number of ordinary shares without par value. During the year cumulative convertible redeemable “B” preference shares were issued to facilitate the transaction as discussed in note 34.
Share capital

Share capital	73,896,147	57,131,414
Share issue costs	(2,183,033)	(2,183,073)

	71,713,114	54,948,341

The Company issued the following ordinary shares on 1 July 2009:
•
Anglo Platinum contributed an amount of $15.4 million (ZAR 103.8 million) to the Anooraq Community Participation Trust. Approximately $10.9 million was used to acquire shares of the Company. As of 1 July 2009, the Company issued 9,799,505 ordinary shares at $1.11 to the Anooraq Community Participation Trust.

•
Anglo Platinum contributed approximately $6.8 million (ZAR 45.6 million) to the Bokoni Platinum Mine ESOP Trust (“ESOP Trust”), of which $5 million was used to acquire shares of the Company. As of 1 July 2009, the Company issued 4,497,062 ordinary shares at $1.11 to the ESOP Trust. The ESOP Trust is consolidated as a SPE by the Group (refer below).

Treasury Shares	4,991,726	—

Treasury shares relate to shares held by the ESOP Trust in Anooraq, which is consolidated by the Group.

Preference shares
B2 Convertible Preference shares	17,150	—
B3 Convertible Preference shares	16,528	—
Share premium	162,876,322	—

	162,910,000	—

$162.9 million (ZAR 1.1 billion) was raised through share settled financing with the issue of cumulative mandatory convertible “B” preference shares (“B Prefs”) to RPM and a subsidiary of Pelawan Investments (Proprietary) Limited to finance the acquisition discussed in note 34. The final effects of the share settled financing will result in RPM receiving a fixed number of 115.8 million ordinary shares of Anooraq and Pelawan Investments (Proprietary) Limited, Anooraq’s controlling shareholder, receiving a fixed number of 111.6 million ordinary shares.
These preference shares are convertible upon the earlier of the date of receipt of a conversion notice from RPM and 1 July 2018.
A dividend will be declared on the last business day immediately prior to the conversion date, in terms of a formula set out in the preference share subscription agreement.

24

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
19. LOANS AND BORROWINGS

	2009	2008
Non-current liabilities
Senior Term Loan Facility	71,506,306	—
Redeemable “A” preference shares (related party)	352,664,289	—
Rustenburg Platinum Mines — Funding loans (related party)	72,778,897	12,967,753
Rustenburg Platinum Mines — OCSF (related party)	54,050,064	—
Rustenburg Platinum Mines — Interest free loan (related party)	4,099,586	—
Rustenburg Platinum Mines — commitment fees(related party)	410,275	—

	555,509,417	12,967,753

Current liabilities
Rustenburg Platinum Mines — Funding loans (current portion)	—	1,735,663

	555,509,417	14,703,416

The carrying value of the Group’s loans and borrowings changed during the year as follows:

Balance at beginning of the year	14,703,416	11,698,833
Senior Term Loan Facility	74,050,000	—
Rustenburg Platinum Mine — OCSF	51,330,745	—
Arising from business combination	493,666,666	—
Rustenburg Platinum Mine — Interest free loan	4,267,913
Repaid as part of acquisition (refer note 34)	(251,770,000)	—
Redeemable “A” preference shares	177,720,000	—
Redemption of “A” preference shares	(1,066,320)	—
Loans repaid	(18,049,078)	(1,885,517)
Increase in RPM term loan	—	3,630,000
Loan costs capitalised	(4,857,128)	—
Commitment fee capitalised	(407,076)	—
Finance expenses accrued	33,028,228	1,719,866
Amortisation of loan costs	449,149	—
Commitment fee liability	407,076	—
Effect of translation	(17,964,174)	(459,766)

	555,509,417	14,703,416

The terms and conditions for the outstanding borrowings at 31 December 2009 are as follows:
Senior Term Loan Facility
The senior term facility is for a period of nine years and is payable in 12 semi-annual instalments beginning 31 January 2013. The loan accrues interest which is to be paid semi-annually beginning 31 January 2013. During the first 36 months, interest will only be paid if there are available funds. If there are no available funds, the accrued interest will roll-up into the roll-up interest loan balance. At 31 December 2009, $5 million (ZAR 36.9 million) has rolled up. This roll-up interest is limited to $35.6 million (ZAR 250 million). Interest is calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (13.049 % at 31 December 2009).
The Group has entered into an interest rate swap arrangement with Standard Chartered Bank to fix the variable interest rate on $74 million (ZAR 500 million) of the principal amount of the loan at 14.695%.
The Group is in compliance with the debt covenant requirements of this facility as at 31 December 2009.
Redeemable “A” Preference Shares

25

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
The “A” preference shares were issued by Plateau and Bokoni Holdco to Rustenburg Platinum Mine (related party) as part of the business combination and liabilities assumed (refer note 34). These shares are cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12%. The Group is obligated to redeem the outstanding amount including undeclared dividends which should have been declared within six years (1 July 2015) of issue, to the extent that the Company is in the position to redeem the shares. Any preference shares not redeemed in six years must be redeemed after nine years (1 July 2018).
During the three year period prior to the initial maturity date, Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external debt funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order:
(i)	any outstanding amounts of the Standby Facility ;

(ii)	any outstanding amounts of the OCSF; and

(iii)
the redemption amount payable upon the redemption of any outstanding Redeemable “A” Preference Shares. Plateau is obliged to undertake the refinancing process but if the debt is not re-financeable based upon the debt markets at that time then there is no sanction on Plateau. At the acquisition date, 1 July 2009, an amount of $1.1 million (ZAR 7.2 million) was repaid with surplus cash available.

Rustenburg Platinum Mines — Funding Loans
This loan is between RPM and Bokoni Holdco and consists of the retention of the original RPM claims for an amount of $68.1 million (ZAR480,3 million)
The $68.1 million is payable in semi-annual instalments starting 31 January 2013. The unpaid principal balance will bear interest at the interest rate and on the same terms as the Senior Term Loan Facility.
Rustenburg Platinum Mines — OCSF
Under the Operating Cash flow Shortfall Facility (“OCSF”), if funds are requested by Bokoni (and authorised by Bokoni Holdco), RPM shall advance such funds directly to Bokoni. At 31 December 2009, $54 million (ZAR381 million) of the available $208 million (ZAR1,470 million) has been advanced by RPM. The remaining facility may only be utilised for the purposes of operating or capital expenditure cash shortfalls at Bokoni.
The unpaid principal balance on the OCSF will bear interest at a fixed rate of 15.84%, compounded quarterly in arrears.
Rustenburg Platinum Mines — Standby Facility
The Group secured an agreement with RPM to access RPM’s attributable share of the Bokoni Holdco cash flows (“the Standby Facility”) up to a maximum of 29% of all free cash flow generated from the Bokoni Mine to meet its repayment obligations in terms of the Senior Term Loan Facility.
The standby facility will bear interest at the prime rate of interest in South Africa and has a final maturity date on 1 July 2018. As at 31 December 2009 no draw down was made on the standby facility.
Rustenburg Platinum Mines — Interest free loan
This loan is between RPM and Bokoni Holdco. The loan is interest free and repayable 12 months and 1 day after requested by RPM.
Security
The Senior Term Loan Facility is secured through various security instruments, guarantees and undertakings provided by the Group against 51% of the cash flows generated by the Bokoni Mine, together with 51% of the Bokoni Mine asset base. The Standby Facility, OCSF and the “A” preference shares rank behind the Senior Term Loan Facility for security purposes.

26

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
20. DEFERRED TAX
Deferred tax liabilities and assets on the statement of financial position relate to the following:

	2009	2008
Deferred tax liabilities
Property plant and equipment (including capital work-in-progress)	257,251,314	—
Prepayments	253,564	—
Environmental trust fund contributions	599,636	—
Inventories	305,721	—

Gross deferred tax liability	258,410,235	—

Deferred tax assets
Provision for environmental liabilities	(1,965,891)	—
Unredeemed capital expenditure	(22,440,284)	—
Accrual for employee leave liabilities	(2,002,797)	—
Provision for share-based compensation	(40,974)	—
Calculated tax losses	(18,476,180)	—

Gross deferred tax asset	(44,926,126)	—

Net deferred tax liability	213,484,109	—

The movement in the net deferred tax liability recognised in the statement of financial position is as follows:

Balance at beginning of year	—	—
Arising from business combination (refer note 34)	231,040,913	—
Current year	(7,668,639)	—
Effect of translation	(9,888,165)	—

	213,484,109	—

As at 31 December the Group had not recognised the following net deferred tax assets:

Deferred tax assets	12,086,895	14,197,035

The unrecognized temporary differences are:
Unredeemed capital expenditure	1,989,602	4,384,291
Tax losses	8,659,662	7,852,229
Foreign exchange losses	1,437,631	1,960,515

	12,086,895	14,197,035

Deferred tax assets have not been recognised for the above temporary differences as it’s not probable that the respective entities to which they relate will generate future taxable income against which to utilise the temporary differences.
Gross calculated tax losses expire as follows:

2010	(1,735,875)
2011-2015	(4,456,781)
Thereafter	(7,583,843)
Indefinitely	(18,626,663)

(32,403,162)

27

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
21. PROVISIONS

	2009	2008
Provision raised for rehabilitation
Balance at beginning of the year	—	—
Arising from business combination (refer note 34)	4,308,137	—
Capitalised to property, plant and equipment	2,691,883	—
Notional interest	181,813	—
Effect of translation	(160,795)	—

	7,021,038	—

Future net obligations
Undiscounted rehabilitation cost	12,642,974	—
Amount invested in environmental trust fund (refer note 12)	(2,578,131)	—

Total future net obligation — Undiscounted	10,064,843	—

The Group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds, ongoing contributions, as well as the proceeds on sale of assets and metals from plant clean-up at the time of mine closure.
Key assumptions used in determining the provision:

Discount period	20 years	—
South African discount rate (risk free rate)	8.4%	—
South African inflation	5.2%	—

Sensitivity	Inflation rate	Discount rate
1% increase	1,449,016	(1,167,215)
1% decrease	(1,209,612)	1,416,795)
22. DERIVATIVE LIABILITY

Interest rate swap	(1,590,945)	—

23. TRADE AND OTHER PAYABLES

Financial liabilities
Trade payables	8,143,426	219,024
Other payables	3,534,094	—

	11,677,520	219,024

Non financial liabilities
Payroll accruals	1,455,234	195,139
Leave liabilities	7,322,160	—
Share appreciation rights	146,334	—
Lease accrual	93,583	—
Restructuring costs	1,807,996	—
Operational accruals	4,128,123	1,384,676
Value added tax	317,697	—

	26,948,647	1,798,839

28

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
24. REVENUE

	2009	2008
Revenue from mining operations by commodity:
Platinum	39,282,459	—
Palladium	6,582,056	—
Rhodium	6,439,392	—
Nickel	6,278,262	—
Other	4,045,699	—

	62,627,868	—

Revenue consists of the sale of concentrate to Rustenburg Platinum Mines Limited (a related party).
25. COST OF SALES

Cost of sales includes:
Labour costs	39,333,125	—
Stores costs	11,036,693	—
Power and compressed air	4,481,837	—
Contractors cost	2,742,494	—
Other costs	11,022,676	—
Inventory movement	(1,083,390)	—
Depreciation	13,433,032	—

	80,966,467	—

26. FINANCE INCOME

Interest received — Financial assets at amortised cost
Platinum producers environmental trust	102,664	—
Bank accounts	426,621	179,119

	529,285	179,119

29

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
27. FINANCE EXPENSES

	2009	2008
Financial liabilities
Bank and short term facilities	72,158	—
“A” Preference shares (related party)	19,560,689	—
OCSF and funding facilities (related party)	8,439,108	1,848,574
Senior Term Loan Facility	5,028,432	—
Interest on fair value of interest rate swap	189,173	—
Other payables	324	—

	33,289,884	1,848,574

Non-financial liabilities
Notional interest — rehabilitation provision	181,813	—
Commitment fees on OCSF	38,091	—
Transaction fees	411,058	—

	630,962	—

Total finance costs before interest capitalised	33,920,846	1,848,574
Interest capitalised	(13,580,559)	—

Total finance costs	20,340,287	1,848,574

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation during the year is 12.95% (2008: 0%).
28. LOSS BEFORE INCOME TAX
Loss before income tax as stated includes the following:

Operating lease expense — buildings	387,131	353,348
Restructuring costs	1,784,452	—
Share-based payments	2,185,812	5,385,501
Bonus settled via shares	895,625	—
Cash settled share-based payments	145,199	—
29. INCOME TAX

SA normal taxation
Current tax — prior year	35,154	—
Deferred tax — current year	(7,668,639)	—

	(7,633,485)	—

30

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

	2009	2008
Taxation rate reconciliation:
Statutory Canadian tax rate	(30.00%)	(31.00%)
Other disallowed expenditure	1.62%	7.60%
Transactions costs disallowed	5.25%	—
Preference dividends	5.65%	—
Equity settled share based compensation	1.10%	12.76%
Investment income not taxable	(0.07%)	—
Tax adjustments — prior year	0.02%	—
Deferred tax assets not recognised	3.01%	14.30%
Effect of rate differences	0.57%	(3.66%)

Effective taxation rate	(12.85%)	0.00%

30. OTHER COMPREHENSIVE INCOME NET OF INCOME TAX
Components of other comprehensive income:

Foreign currency translation differences for foreign operations	(14,072,611	129,684
Effective portion of changes in fair value of cash flow hedges	(731,293)	—

	(14,803,904)	129,684

31. EARNINGS PER SHARE
The calculation of basic loss per share for the year ended 31 December 2009 was based on the loss attributable to shareholders of the Company of $35,531,631 (2008: $13,970,096), and a weighted average number of ordinary shares of 305,971,455 (2008: 185,775,361).
At 31 December 2009, 282,584 share options were included in the diluted weighted average number of ordinary shares calculation.

Issued ordinary shares at 1 January	186,640,007	185,208,607
Effect of shares issued in financial year	5,319,941	566,754
Convertible “B” Preference shares — issued on 1 July 2009	114,011,507	—

Weighted average number of ordinary shares at 31 December	305,971,455	185,775,361
Dilutive share options	282,584	—

	306,254,039	185,775,361

The loss per share for the year ended 31 December 2009 was 12 cents (2008: 8 cents).

31

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
32. CASH USED BY OPERATIONS

			2009	2008
CASH UTILISED BY OPERATIONS

Loss before income tax			(59,414,014)	(13,970,096)
Adjustments for:
Finance expense			20,340,287	1,848,574
Finance income			(529,285)	(179,119)
Items not involving cash:
Depreciation			13,557,111	61,140
Equity settled share-based compensation			2,185,812	5,385,501
Bonus settled via shares			895,658	—
Loss from equity accounted investees			219,849	235,022
Gain on disposal of property, plant and equipment			(69,239)	(5,779)
Derivative loss			636,529	—
Acquisition costs previously capitalised			1,587,959	—
Other			(24,166)	—

Cash utilised before working capital changes			(20,613,499)	(6,624,757))
Working capital changes
Increase in trade and other receivables	(i	)	(1,727,856)	(2,366)
(Decrease)/increase in trade and other payables	(ii	)	(4,368,581)	1,278,128
Increase in inventories	(iii	)	(1,083,390)	—

Cash utilised by operations			(27,793,326)	(5,348,995)

(i) Increase in trade and other receivables

Opening balance			271,554	269,188
Arising from business combination (refer note 34)			22,477,941	—
Closing balance			(23,466,503)	(271,554)

Movement for the year			(717,008)	(2,366)
Effect of translation			(1,010,848)	—

			(1,727,856)	(2,366)

(ii) Decrease/increase in trade and other payables

Opening balance			(1,798,839)	(520,711)
Arising from business combination (refer note 34)			(30,845,374)	—
Closing balance			26,948,647	1,798,839

Movement for the year			(5,695,566)	1,278,128
Effect of translation			1,326,985	—

			(4,368,581)	1,278,128

(iii) Increase in inventories

Opening balance			—	—
Acquired in 1 July business acquisition — Bokoni (per note 34)			—	—
Closing balance			(1,091,860)	—

Movement for the year			(1,091,860)	—
Effect of translation			8,470	—

			(1,083,390)	—

32

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
33. SEGMENT INFORMATION
The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO reviews internal management reports monthly. The following summary describes the operations in each of the Group’s reportable segments:
•	Bokoni Mine — Mining of PGM’s.

•	Projects — Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects.
The reporting segments have changed from the prior year as a result of the acquisition discussed in note 34. The prior year’s information has been re-classified in line with this change. The majority of operations and functions are performed in South Africa. An insignificant portion of administrative functions are performed in the Company’s country of domicile.

	31 December 2009			31 December 2008
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
Revenue	62,627,868	—	62,627,868	—	—	—
Cost of sales	(81,904,961)	—	(81,904,961)	—	—	—	(i	)
Loss before income tax	(39,753,539)	(180,426,480)	(220,180,019)	—	(576,965)	—	(ii	)
Income tax	6,596,600	—	6,596,600	—	—	—	(iii	)
Depreciation	(12,542,425)	—	(12,542,425)	—	—	—	(iv	)
Finance income	102,664	—	102,664	—	—	—	(v	)
Finance expense	(19,113,833)	—	(19,113,833)	—	—	—	(vi	)
Total Assets	1,013,025,599	10,769,629	1,023,795,228	—	6,718,971	—	(vii	)
Additions to non-current assets	24,438,460	—	24,438,460	—	—	—	(viii	)
Total Liabilities	(642,004,400)	(15,435,136)	(657,439,536)	—	(8,822,050)	—	(ix	)

In the prior year, Ga-Phasha was equity accounted as it was classified as an investment in joint venture. Therefore, only the Group’s share of Ga-Phasha’s loss is disclosed in the annual financial statements. Refer note 11 for the joint venture disclosure.
Reconciliations of reportable segment cost of sales, loss before income tax, income tax, depreciation, finance income, finance expense, assets, addition to non-current assets and liabilities:

	2009	2008
(i) Cost of sales
Total cost of sales for reportable segments	(81,904,961)	—
Corporate and consolidation adjustments	938,494	—

Consolidated cost of sales	(80,966,467)	—

(ii) Loss before income tax
Total loss before tax for reportable segments	(220,180,019)	(576,965)
Corporate and consolidation adjustments	160,766,005	(13,393,131)

Consolidated loss before income tax	(59,414,014)	(13,970,096)

(iii) Income tax
Taxation for reportable segments	6,596,600	—
Corporate and consolidation adjustments	1,036,885	—

Consolidated taxation	7,633,485	—

33

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

	2009	2008
(iv) Depreciation
Depreciation for reportable segments	(12,542,425)	—
Corporate and consolidation adjustments	(1,014,685)	—

Consolidated depreciation	(13,557,110)	—

(v) Finance income
Finance income for reportable segments	102,664	—
Corporate and consolidation adjustments	426,621	—

Consolidated finance income	529,285	—

(vi) Finance expenses
Finance expense for reportable segments	(19,113,833)	—
Corporate and consolidation adjustments	(1,226,454)	—

Consolidated finance expense	(20,340,287)	—

(vii) Assets
Assets for reportable segments	1,023,795,228	6,718,971
Corporate and consolidation adjustments	(9,580,223)	6,179,822

Consolidated assets	1,014,215,005	12,898,793

(viii) Additions to non-current assets
Additions to non-current assets for reportable segments	24,438,460	—
Corporate and consolidation adjustments	11,850	—

Consolidated additions to non-current assets	24,450,310	—

(ix) Liabilities
Liabilities for reportable segments	(657,439,536)	(8,822,050)
Corporate and consolidation adjustments	(147,267,849)	(7,680,205)

Consolidated liabilities	(804,707,385)	(16,502,255)

34. ACQUISITIONS OF SUBSIDIARY AND NON-CONTROLLING INTERESTS
Anooraq, through Plateau, acquired 51% controlling interests in Bokoni as well as an additional one percent interest in several PGM exploration projects, including the advanced stage Ga-Phasha Project, the Boikgantsho Project, and the early stage Kwanda Project. The acquisition of the controlling interest was affected by Plateau acquiring 51% of the shareholding of Bokoni Holdco on 1 July 2009, for an aggregate purchase consideration of $385 million (ZAR 2.6 billion), which includes $251 million used to repay loans and borrowings assumed in the transaction.
Bokoni, previously 100% owned by Anglo Platinum, is located on the north-eastern limb of the Bushveld Complex adjacent to the Ga-Phasha Project. The Bokoni mining operation consists of a vertical shaft and declines to access the underground development on the Merensky and UG2 Reefs, and two concentrators.
Pursuant to the terms of the acquisition agreements, Plateau acquired 51% of the shares in, and claims on shareholders loan account against Bokoni Holdco. The joint venture agreements in respect of the Ga-Phasha Project, Boikgantsho Project and Kwanda Project were terminated and these projects were transferred into separate project companies, established as wholly- owned subsidiaries of Bokoni Holdco.

34

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
Financing
The Group financed the purchase consideration transferred of $385 million (ZAR 2.6 billion) as follows:
•
$111 million (ZAR 750 million) of senior debt funding in terms of the Standard Chartered senior term loan facility (the “Senior Term Loan Facility”) from Standard Chartered Bank plc (“Standard Chartered” or “SCB”) provided to Plateau, of which $74 million (ZAR 500 million) was drawn down on 1 July 2009. The Group applied approximately $44 million (ZAR 300 million) of the Senior Term Loan Facility in part settlement of the consideration transferred. Refer note 19 for details.

On 11 December 2009, 34% of the facility was acceded to First Rand Bank Limited, acting through its Rand Merchant Bank division (“RMB”). The same terms apply as per the initial agreement with SCB;

•	$177.8 million (ZAR 1.2 billion) through the issue of cumulative mandatory redeemable “A” preference shares (“A Prefs”) of Plateau to RPM (refer note 19); and

•
$162.9 million (ZAR 1.1 billion) through the effects of a share settled financing with the issue of cumulative convertible “B” preference shares (“B Prefs”) to RPM and a subsidiary of Pelawan Investments (Proprietary) Limited. The final effects of the share settled financing will result in RPM receiving a total of 115.8 million ordinary shares of Anooraq and Pelawan Investments (Proprietary) Limited, Anooraq’s controlling shareholder, receiving 111.6 million ordinary shares, to maintain its minimum 51% shareholding in the Company.

Transaction costs amounting to $15.2 million associated with finalising the transaction were incurred of which $10.4 million, relating to the acquisition, was recognised in profit or loss. The remaining costs were capitalized to the related debt.
Identifiable assets acquired and liabilities assumed
The following summarises the amounts of assets acquired and liabilities assumed at the acquisition date:

	Carrying value	Fair Value
Property, plant and equipment	767,109,345	725,226,891
Capital work in progress	216,194,965	216,194,965
Cash deposits held in Platinum Producers Environmental Trust	2,356,993	2,356,993
Other non-current assets	741	741
Trade and other receivables	22,477,941	22,477,941
Cash and cash equivalents	3,576,912	3,576,912
Loans and borrowings (owing to RPM)	(493,666,666)	(493,666,666)
Deferred taxation	(60,367,689)	(231,040,913)
Provisions	(4,308,137)	(4,308,137)
Current tax payable	(123,034)	(123,034)
Trade and other payables	(30,845,374)	(30,845,374)

Total identifiable net assets	422,405,997	209,850,319

35

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

	2009	2008

Goodwill

Goodwill was recognised as a result of the acquisition as follows:
Total purchase consideration	385,060,000	—
Assets acquired as part of the transaction (refer note 9)	(6,592,523)	—
Contributions received from Anglo Platinum relating to ESOP Trust	(6,741,102)	—
Repayment of loans and borrowings to RPM (refer note 19)	(251,770,000)	—

Consideration transferred as part of business combination	119,956,375	—
Non — controlling interest in Bokoni	102,826,656	—
Less total identifiable net assets	(209,850,319)	—

At acquisition goodwill, as of 1 July 2009	12,932,712	—
Effect of translation	(550,143)	—

Goodwill at 31 December 2009	12,382,569	—

Anooraq increased its interest in the PGM exploration project assets from 50% to 51% through the above mentioned transaction. The acquisition of the additional one percent was accounted for as an asset acquisition (mineral property interests) and the additional interests were recognised at their respective fair values amounting to $6.6 million in total.
The consideration transferred was further reduced by $251 million for the repayment of loans and borrowings owing to RPM as well as contributions received from Anglo Platinum amounting to $6.8 million relating to the Bokoni Platinum Mine ESOP Trust, a consolidated SPE, on 1 July 2009.
The contributions to revenue and operating loss since acquisition had the acquisition occurred on 1 January 2009, respectively, are as follows:

	Since acquisition	For the full year to date
Revenue	62,627,868	113,654,693
Loss before income tax	(39,753,539)	(93,826,099)
35. OPERATING LEASES
Accucap Properties-Lessor
The company has entered into a five year lease agreement with an option to extend the lease with its landlord. The lease expires in 30 November 2012 and the rent escalates at 9% per annum.
Crane (Pty) Ltd-Lessee
The company sublet its premises in terms of a two year lease. The lease expires on 28 February 2011.
The future minimum lease payments and receipts under non-cancellable leases are as follows:

	Due within 1 year	Due within 2-5 years	Total
2009
Accucap Properties — Lessor	367,735	798,347	1,166,082
Crane (Pty) Ltd — Lessee	(152,319)	(25,740)	(178,059)

	215,416	772,607	988,023

2008
Accucap Properties — Lessor	311,914	1,078,901	1,390,815

36

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
36. SHARE OPTIONS
36.1 Equity settled options
The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 (2008: 18,300,000) common shares. In 2009 the Company increased the number of shares reserved for issuance under the Plan from 18,300,000 to 32,600,000. The Company obtained shareholder and stock exchange approval. As at 31 December 2009, 14,192,000 options were outstanding and 18,408,000 options remained available to be granted. On 30 June 2009 the Company obtained shareholder and stock exchange approval to decrease the exercise price to C$1.29 per option for 8,061,000 share options, including stock options granted to certain insiders of the Company pursuant to repricing. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the TSX Venture Exchange. Options have a term of up to a maximum of ten years (however, the Company has historically granted options for up to a term of five years), and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted. The continuity of share purchase options is as follows:

			Contractual
			weighted average
	Weighted average		remaining life
	exercise price	Number of options	(years)
Balance — 31 December 2007	$2.43	7,695,000	4.12
Granted	2.86	2,851,000
Exercised	1.42	(1,431,400)
Cancelled	3.22	(148,600)

Balance — 31 December 2008	$2.72	8,966,000	3.72
Granted	0.86	6,156,000
Cancelled	1.29	(930,000)

Balance — 31 December 2009	$1.10	14,192,000	4.32

Options outstanding and exercisable at 31 December 2009 were as follows:

			Number of	Number of	Weighted
			options	options	average life
Expiry date	Option price		outstanding	vested	(years)
17 December 2010	$1.29	#	1,285,000	1,285,000	1.9
1 July 2010	$1.29	#	119,000	119,000	1.5
15 October 2012	$1.29	#	4,306,000	4,306,000	3.8
25 June 2013	$1.29	#	916,000	916,000	4.5
30 June 2013	$1.29	#	1,410,000	1,410,000	4.5
25 June 2014	$0.96		1,126,000	1,126,000	4.5
30 June 2013	$0.84		5,030,000	—	6.9

Total			14,192,000	9,162,000

Weighted average exercise price			$1.10	$1.25
# — The options were re-priced to $1.29 on 30 June 2009
The exercise prices of all share purchase options granted during the year were equal to or greater than the market price at the grant date. Using the Black-Scholes option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the statement of changes in equity.
The share-based payments expense during the year ended 31 December 2009 was $2,185,812 (2008: $5,385,501).

37

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
The assumptions used to estimate the fair value of options granted during the year were:

	2009	2008
Canadian risk free interest rate	3%	3%
Expected life	5 - 7 years	5 years
Volatility	83%	73%
Forfeiture rate	0%	0%
Expected dividends	Nil	Nil
The volatility of the shares was calculated over the expected life of the option. Volatility was calculated by using available historical information on the share price for Anooraq equal to the expected life of the scheme.
The risk free rate for periods within the contractual term of the share right is based on the Government of Canada benchmark bond yield.
36.2 Cash settled share-based payments
The Group also currently has a scheme in place to award share appreciation rights (“SARs”) to recognise the contributions of senior staff to the Group’s financial position and performance and to retain key employees. These share appreciation rights are linked to the share price of the Group on the Johannesburg Securities Exchange (“JSE”) and are settled in cash on the exercise date.
A third of the share appreciation rights granted are exercisable annually from the grant date with an expiry date of 4 years from the grant date. The offer price of these share appreciation rights equaled the closing market price of the underlying shares on the trading date immediately preceding the granting of the share appreciation rights.

Share appreciation rights granted (all unvested at year end)	2,933,000
Vesting year of unvested share appreciation rights:

Within one year	977,667
One to two years	977,667
Two to three years	977,666

Total number of shares unvested	2,933,000

The value of the share appreciation rights expensed in the year ended 31 December 2009 was calculated as $145,199 (2008: Nil).
The assumptions used to estimate the fair value of the SARS granted during the year were:

South African risk free rate	8.4%
Volatility	83%
Forfeiture rate	0%
Expected dividends	Nil
The only vesting conditions for the scheme are that the employees should be in the employment of the Company.
The volatility of the shares were calculated with the equally weighted standard approach of calculating volatility by using available historical information on the share price for Anooraq equal to the term to maturity of the scheme.
The risk free rate for periods within the contractual term of the share right is based on the South African Government Bonds in effect at the time.
36.3 Bonus settled via shares
The Company issued shares to key members of management during the year ended 31 December 2009 as consideration for finalising the acquisition as discussed in note 34. A total of 806,898 (2008: Nil) shares was issued at a cost of $895,625 (2008: $Nil).

38

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
37. CONTINGENCIES
QuestCo (Proprietary) Limited and North Corporate Finance Advisory Services Limited are of the view that an additional amount of $1.8 million (ZAR13 million) in the aggregate is payable to them in respect of corporate advisory services rendered by them pursuant to the implementation of the Bokoni acquisition on 1 July 2009. Anooraq does not believe that the aforesaid claims have any merit. Accordingly, no provision for such services has been made. The parties are currently in arbitration on this matter.
38. RELATED PARTIES
None of the directors, officers or major shareholders of Anooraq or, to the knowledge of Anooraq, their families, had any interest, direct or indirect, in any transaction during the last two fiscal years or in any proposed transaction which has affected or will materially affect Anooraq or its investment interests or subsidiaries, other than as stated below.
Relationships

Related party	Nature of relationship
Hunter Dickinson Services Inc. (“HDSI”)
HDSI is a private company owned equally by several public companies, one of which is the Company. HDSI has a director in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated 31 December 1996.

CEC Engineering Ltd (“CEC”)	CEC is a private company owned by a former director, used by the company for engineering and project management services at market rates.

Rustenburg Platinum Mines (‘RPM’)
The Group concluded a number of shared services agreements between Bokoni mine and Rustenburg Platinum Mines (‘RPM’), a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Bokoni Holdco. Pursuant to the terms of various shared services agreements, the Anglo American group of companies will continue to provide certain services to Bokoni Mines at a cost that is no greater than the costs charged to any other Anglo American group company for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services. The Group also sells concentrate produced at the mine to RPM at market related prices.

Pelawan Investments (Pty) Ltd (“Pelawan”)	Pelawan is the Company’s controlling shareholder.

Key management	All directors directly involved in Anooraq and certain members of top management at Bokoni.

39

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
Related party balances

		2009	2008
HDSI	Trade and other payables	(118,698)	(794,072)
RPM	Loans and Borrowings (refer note 19)	(484,003,094)	(14,703,416)
	Trade and other payables	(3,534,094)	—
	Trade and other receivables	21,501,503	—
Related party transactions

HDSI	Administration expenses	713,945	1,302,304
CEC	Administration expenses	—	4,927
RPM	Revenue (refer note 24)	(62,627,868)	—
	Finance expense (before interest capitalised)	27,999,797	—
	Cost of sales	6,160,349	—
Pelawan	Transaction costs *	1,600,000	—

*
The company paid transaction costs amounting to $1.6 million on behalf of Pelawan Investments (Proprietary) Limited, the Company’s controlling shareholder, owing to RMB and legal costs. These amounts were expensed in profit and loss during the year ended 31 December 2009.

Key Management Compensation

Remuneration for executive directors and key management
- Salaries	2,991,921	2,030,128
- Benefits	615,789	212,276
- Share bonuses	895,625	—
- Share options	1,547,117	4,944,451
- Cash settled share-based payments	145,199	—
Remuneration for non-executives	537,263	429,988

	6,732,914	7,616,843

39. EXPLANATIONS OF TRANSITION TO IFRS
The accounting policies in note 4 have been applied in preparing the consolidated financial statements for the year ended 31 December 2008 and the preparation of an opening IFRS statement of financial position on 1 January 2008, the Transition Date.
In preparation of these consolidated financial statements, the financial statements for the year ended 31 December 2008, have been adjusted from amounts reported previously in the financial statements prepared in accordance with GAAP.
An explanation of how the transition from GAAP to IFRS has affected the Group’s statement of financial position and statement of comprehensive loss is set out in the following statements.

40

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

	1 January 2008			31 December 2008
	As reported			As reported
	under	Effects of		under	Effects of
	previous	transition		previous	transition
	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS
Assets
Non-current assets
Property, plant and equipment	105,494	—	105,494	469,635	—	469,635
Mineral property interest	4,200,000	—	4,200,000	4,200,000	—	4,200,000
Investment in joint venture	4,878,714	(1,919,929)	2,958,785	4,793,645	(2,274,674)	2,518,971
Deferred acquisition costs	368,146	—	368,146	1,587,959	—	1,587,959

Total non-current assets	9,552,354	(1,919,929)	7,632,425	11,051,239	(2,274,674)	8,776,565

Current assets
Trade and other receivables	269,188		269,188	271,554		271,554
Cash and cash equivalents	7,131,821	—	7,131,821	3,850,674	—	3,850,674

Total current assets	7,401,009	—	7,401,009	4,122,228	—	4,122,228

Total assets	16,953,363	(1,919,929)	15,033,434	15,173,467	(2,274,674)	12,898,793

Equity and Liabilities
Equity
Share Capital	51,855,350	—	51,855,350	54,948,341	—	54,948,341
Foreign currency translation reserve	—	—	—	—	129,684	129,684
Share-based payment reserve	13,254,905	—	13,254,905	17,584,974	—	17,584,974
Accumulated loss	(60,376,436)	(1,919,929)	(62,296,365)	(73,862,103)	(2,404,358)	(76,266,461)

Total equity	4,733,819	(1,919,929)	2,813,890	(1,328,788)	(2,274,674)	(3,603,462)

Liabilities
Non-current liabilities
Loans and borrowings	9,806,636	—	9,806,636	12,967,753	—	12,967,753
Current liabilities
Loans and borrowings	1,892,197	—	1,892,197	1,735,663	—	1,735,663
Trade and other payables	520,711	—	520,711	1,798,839	—	1,798,839

Total current Liabilities	2,412,908	—	2,412,908	3,534,502	—	3,534,502

Total equity and liabilities	16,953,363	(1,919,929)	15,033,434	15,173,467	(2,274,674)	12,898,793

41

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
Reconciliation of the statement of comprehensive loss

	31 December 2008
		Effects of
	As reported under	transition to
	previous GAAP	IFRS	IFRS
Revenue	—	—	—
Cost of sales	—	—	—

Gross loss	—	—	—
Depreciation	(61,140)	—	(61,140)
Administrative expenses	(11,536,001)	(474,257)	(12,010,258)
Other income	5,779	—	5,779

Operating loss	(11,591,362)	(474,257)	(12,065,619)
Finance income	179,119	—	179,119
Finance expenses	(2,074,424)	225,850	(1,848,574)

Net finance expense	(1,895,305)	225,850	(1,669,455)
Share of loss of equity accounted investees	—	(235,022)	(235,022)

Loss before income tax	(13,486,667)	(483,429)	(13,970,096)
Income tax	1,000	(1,000)	—

Loss for the year	(13,485,667)	(484,429)	(13,970,096)

Other comprehensive income
Foreign currency translation difference for foreign operations	—	129,684	129,684

Total comprehensive loss for the year	(13,485,667)	(354,745)	(13,840,412)

Notes
Basis of Consolidation
Under GAAP, the Company accounted for its 50% interest in Ga-Phasha Platinum Mines (Proprietary) Limited, previously a variable interest entity. The Company was not considered the primary beneficiary prior to 1 July 2009 and therefore accounted for its interest using the equity method.
IFRS does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities (“SPE”) only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On transition to IFRS, the Company has determined that GPM was not a SPE and that the Company had joint control of GPM. Accordingly, under IFRS, the Company could elect to use either the equity method or proportionate consolidation method to account for its interest in GPM.
The Company elected to continue using the equity method of accounting for Anooraq’s interest in GPM. Therefore, other than an adjustment related to foreign currency discussed below, there was no impact on the opening statement of financial position at the Transition Date or on the consolidated statement of financial position at 31 December 2008 other than the effect of the foreign currency translation adjustment noted below. The Company’s equity investment in joint venture is now presented separately on the statement of financial position rather than included in mineral property interests.
Functional Currency
Under GAAP, all the Company’s subsidiaries were integrated foreign operations. Therefore, monetary items were translated at year-end rates and non-monetary items were translated at average rates with all foreign currency gains and losses recognised in profit or loss. IFRS requires that the functional currency of each subsidiary of the Company be determined separately.
It was determined that, as at the Transition Date, the Canadian dollar was the functional currency of all subsidiaries except Plateau and GPM, which have ZAR as their functional currency. In accordance with the IFRS 1 optional exemptions, the Company has elected to transfer the foreign currency translation differences, recognised as a separate component of shareholders’ equity, to accumulated loss on the transition date.

42

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
Share-based payments
Under GAAP, the Company measured share-based compensation related to share options at the fair value of the options granted using the Black-Scholes option pricing formula and recognised this expense over the vesting year of the options. For the purpose of accounting for share-based payment transactions, an individual was classified as an employee when the individual was consistently represented to be an employee under law. The fair value of the options granted to employees was measured on the date of grant. The fair value of options granted to contractors and consultants (non-employee) were measured on the date the services were completed. Forfeitures were recognised as they occurred.
IFRS 2, similar to GAAP, requires the Company to measure share-based payment transactions related to share options granted to employees at the fair value of the options on the date of grant and to recognise such expense over the vesting year of the options. However, for options granted to non-employees, IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share-based payment transactions, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS. However, the Company has determined that no adjustments was required at the Transition Date or for the year ended 31 December 2008.
Deferred tax on mineral properties
Under GAAP, in the determination of the net loss from its interest in GPM, the Company recognised future income taxes on temporary differences arising on the initial recognition of the GPM mineral property interest (where the fair value of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss). IAS 12, Income Taxes (“IAS 12”), does not permit the recognition of deferred taxes on such transactions.
As of the Transition Date and 31 December 2008, the Company has derecognised the impacts of all deferred taxes which had previously been recognised on the initial acquisition of the mineral properties through transactions deemed not to be business combinations and affecting neither accounting profit (loss) nor taxable profit (loss).
Presentation
Certain amounts on the statement of financial position, statement of comprehensive loss and statement of cash flows have been reclassified to conform to the presentation adopted under IFRS.
40. FAIR VALUE ADJUSTMENTS

	2009	2008
Market to market adjustment	(636,529)	—
The fair value loss is related to the valuation of the interest rate swap with Standard Chartered Bank at 31 December 2009.
41. COMMITMENTS

Contracted for	10,323,040	—
Not yet contracted for	21,723,760	—

Authorised capital expenditure	32,046,800	—

The committed expenditures relate to property, plant and equipment and will be funded through cash generated from operations and available loan facilities.
42. EVENTS AFTER THE REPORTING YEAR
Mining Royalty Tax
The Mining and Petroleum Royalty Act (the Act) makes reference to royalties payable to the South African state in terms of the Mineral and Petroleum Resources Royalty Act (Act 28 of 2008). The Act provides for the payment of a royalty according to a formula based on earnings before interest, tax and depreciation, after the deduction of capital expenditure. This rate is then applied to revenue to calculate the royalty amount due, with a minimum of 0.5% and a maximum of 5% for mining companies.

43

ANOORAQ RESOURCES CORPORATION
Notes to the Consolidated Financial Statements
For the years ended 31 December 2009 and 2008
(Expressed in Canadian Dollars, unless otherwise stated)
The royalty is to become effective on 1 March 2010. The Company is in the process of determining the rate that will be applicable and the impact on profit or loss.
43. EMPLOYEE COSTS
Employee costs included in loss for the year are as follows:

	2009	2008
Salaries and wages and other benefits	39,994,754	2,675,008
Retirement benefit costs	296,442	147,565
Medical aid contributions	7,434	8,521
Employment termination costs	1,793,791	—
Share-based compensation — equity settled	2,185,812	5,385,502
Share-based compensation — cash settled	145,199	—
Bonus settled via shares	895,625	—

	45,319,057	8,216,596

44. GROUP ENTITIES
The following are the shareholdings of the Company in the various group entities:

Company	Country of Incorporation
N1C Resources Incorporation	Cayman Islands	100%	100%
Anooraq Minera Mexicana	Mexico	100%	100%
N2C Resources Incorporation *	Cayman Islands	100%	100%
Plateau Resources Proprietary Limited *	South Africa	100%	100%
Bokoni Holdings Proprietary Limited *	South Africa	51%	0%
Bokoni Mine Proprietary Limited *	South Africa	51%	0%
Boikgantsho Proprietary Limited *	South Africa	51%	0%
Kwanda Proprietary Limited *	South Africa	51%	0%
Ga-Phasha Proprietary Limited *	South Africa	51%	50%
Lebowa Platinum Mine Limited *	South Africa	51%	0%

*	Indirectly held

44

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009

1

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
1.1 Date
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Anooraq Resources Corporation for the year ended 31 December 2009 and are publicly available on SEDAR at www.sedar.com.
As of 1 January 2009, Anooraq Resources Corporation adopted International Financial Reporting Standards (“IFRS”) and the following disclosure, as well as its associated consolidated financial statements, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
The comparative periods for fiscal 2008 have been restated in accordance with IFRS.
This MD&A is prepared as of 30 March 2010.
All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This discussion includes certain statements that may be deemed “forward looking statements”. All statements in this MD&A, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on material factors and reasonable assumptions, including assumptions that: the Bokoni Platinum Mine will continue to achieve production levels similar to previous years; and the Ga-Phasha and Platreef Projects exploration results will continue to be positive, contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns, that no labour shortages or delays are incurred, that plant and equipment functions as specified, that geological or financial parameters do not necessitate future mine plan changes, and that no geological or technical problems occur. Forward looking statements however, are not guarantees of future performance. Forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or developments to differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include fluctuations in market prices, the levels of exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, industrial unrest and strikes, political instability, insurrection of war, the effect of HIV/AIDS on labour force availability and turnover ,and delays in obtaining government approvals. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. Anooraq undertakes no obligation to update these forward-looking statements except as required by law.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This MD&A uses the terms “measured resources” and “indicated resources”. Anooraq advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml.
Cautionary Note to Investors Concerning Estimates of Inferred Resources
This MD&A uses the term “inferred resources”. The Group advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml
The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of the Bokoni Platinum Mine. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For US mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required or their issue imminent in order to classify the project’s mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries, could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Group has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, platinum, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical review at times during the past ten years, and for extended periods of time. The projects will require major financing, probably through a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
1.2 Overview
Anooraq Resources Corporation (“Anooraq” or “the Company”) is engaged in mining, exploration and development of Platinum Group Metals (“PGM”) mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of annual primary platinum supply to international markets.
2009 represented the most important year in Anooraq’s history. With effect from 1 July 2009, the Company transformed from an exploration and development company into a PGM producer. Anooraq, through its wholly owned South African subsidiary Plateau Resources (Proprietary) Limited (“Plateau”), acquired an indirect 51% controlling interest and management control of Bokoni Platinum Mine (Proprietary) Limited (“Bokoni”) (formerly Lebowa Platinum Mine) and several PGM projects, including the advanced stage Ga-Phasha PGM Project (“Ga-Phasha Project”), the Boikgantsho PGM Project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”) referred to as “the Bokoni Transaction”. These controlling interests were acquired through Plateau acquiring 51% of the shareholding of Bokoni Platinum Holdings (Proprietary) Limited (“Bokoni Holdco”), the holding company of Bokoni and the other project companies (“Bokoni Group”) on 1 July 2009.
Anooraq’s objective is to become a significant PGM group with a substantial and diversified PGM asset base, including producing and exploration assets. The acquisition of the controlling interest in Bokoni Holdco is the first stage of advancing the Group’s PGM production strategy and has resulted in the Group controlling refined annual production of 147,600 4E ounces (based on 2008 production at Bokoni from 1.1 million tonnes of ore milled) and a significant mineral resource base of approximately 200 million PGM ounces, the third largest PGM mineral resource base in South Africa. Of this, approximately 110 million PGM ounces is directly attributable to Anooraq. On implementation of the Bokoni Transaction, Anooraq assumed management control over the Bokoni Group operations. Anglo Platinum Limited (“Anglo Platinum”), a subsidiary of Anglo American Plc, through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“RPM”), retained a 49% minority equity interest in Bokoni Holdco. The resultant Group corporate structure is depicted below:-

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Anooraq Resources Corporate Structure
(The above corporate structure is illustrated on a fully diluted share basis, post conversion of the B preference shares)

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Plateau is an indirect wholly owned South African subsidiary of Anooraq .Plateau owns the 51% shareholding in Bokoni Holdings (Pty) Ltd
Black Economic Empowerment
Pelawan Investments (Pty) Ltd (“Pelawan”), the majority shareholder in Anooraq, is a broad based Black Economic Empowerment (“BEE”) entity. Through the Pelawan shareholding, Anooraq and the Bokoni Group remains compliant with the BEE equity requirements as contemplated by South African legislation and its associated charters regarding BEE equity holding requirements.
Environmental Matters
The South African National Environmental Management Act 107 of 1998 (NEMA), which applies to all prospecting and mining operations, requires that these operations are carried out in accordance with generally accepted principles of sustainable development. It is a NEMA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:
•	Premature closure

•	Planned decommissioning and closure

•	Post closure management of residual and latent environmental impacts
In respect of Bokoni (discussed in section 1.2.1), an external assessment to determine the environmental closure liability was undertaken in August 2009. As at 31 December 2009, the total environmental rehabilitation liability for Bokoni, in current monetary terms, was estimated to be $12.6 million.
Annual contributions are made to a dedicated rehabilitation trust fund to fund the estimated cost of rehabilitation during and at the end of the mine’s life.
As at 31 December 2009 the amount invested in the environmental trust fund was $2.6 million. The shortfall of $10 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is funded through guarantees from third party banks that are currently in place and top up guarantees are expected to be arranged during 2010.
Anooraq’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. The Group has incurred, and expects to incur in future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
1.2.1 Bokoni Mine
Bokoni is an operating mine located on the northeastern limb of the BIC, to the north of and adjacent to the Ga-Phasha Project. The Bokoni property consists of two “new order” mining licenses covering an area of 15,459.78 hectares. The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 Reef horizons. Bokoni has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans to 2014. Bokoni has an extensive shallow ore body, capable of supporting a life of mine plan for the next 100 years. Current mining operations are being conducted at shallow depths of approximately 70 metres underground at the UG2 operations and 300 metres underground at the Merensky operations. This benefits Bokoni’s operations as a result of the limited support and refrigeration (and consequent power) requirements at shallower mining depths.
Bokoni is currently producing approximately 85,000 tonnes per month (tpm) of ore from its UG2 and Merensky reef horizons. UG2 production is exclusively from the Middlepunt Hill shaft (MPH) which consists of 4 adits and 2 underground levels. Merensky ore is produced from three shafts, namely: Vertical shaft, UM2 shaft and Brakfontein shaft. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at Vertical shaft is expected to be maintained at 40,000 tpm for the medium term. Merensky production from the UM2 shaft is expected to decline from its current production levels of 12,500 tpm over the next two years. The new Brakfontein shaft is in a ramp up phase and will be increased from its current production levels of 10,000 tpm, to a steady state production level of 120,000 tpm by 2014. On completion of the initial ramp up phase to 2014, it is anticipated that Bokoni will produce 160,000 tpm of ore (270,000 PGM ounces per annum) consisting of 120,000 tpm from the Merensky reef and 40,000 tpm from the UG2 reef.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Given the magnitude of Bokoni’s ore body, lying open at depth with its numerous attacking points, management is of the view that Bokoni has the potential to be developed into a 375,000 tpm (570,000 PGM ounces per annum) steady state operation in the medium to longer term.
The older Vertical and UM2 shafts make use of conventional mining methods for narrow tabular ore bodies. Ore broken in stopes is transported laterally by means of track bound equipment and then hoisted through a vertical shaft system at Vertical shaft and an incline shaft system at UM2 shaft. Bokoni will invest in maintenance of infrastructure at Vertical shaft to sustain mining at current rates for the next four to five years. Additional opportunities, such as vamping, will be employed to supplement volumes from these shafts. Further opportunities to increase the life-of-mine of these shafts will also be investigated in the short to medium term.
The new Brakfontein shaft is being developed on a semi-mechanized basis, using a hybrid mining method, whereby ore broken in stopes is loaded directly onto a strike conveyor belt and taken out of the mine through a main decline conveyer belt system. This results in less human intervention in the hoisting process and a resultant lower unit operating cost of production. Development of haulages and crosscuts are effected by means of mechanized mining methods and stoping is conducted using hand held electric drilling machines.
The MPH shaft is in the process of converting the transport of broken ore from its current mechanized hauling system to a conveyor belt transport system similar to that of Brakfontein shaft. Vamping opportunities in the older adit areas are being investigated to supplement underground mining production.
Bokoni, at current metal prices and exchange rates, is already at an operational cash flow positive position (before depreciation and capital expenditure) after the operational costs have been reduced by approximately 20% in absolute cost terms since 1 July 2009. Bokoni is expected to become cash flow positive after capital expenditure towards the end of 2010, if the current commodity prices for the PGM basket and exchange rates remain in place.
Financing the Bokoni Transaction
The Company financed the Bokoni Transaction at the Plateau level through a combination of a senior term loan facility (the “Debt Facility”) provided by Standard Chartered Bank (“Standard Chartered”) and a vendor finance facility provided by Anglo Platinum, through its wholly owned subsidiary, RPM (the “Vendor Finance Facility”). In addition, the Company secured an agreement with RPM whereby RPM will provide Plateau with an operating cash flow shortfall facility (the “OCSF”) of up to a maximum of $106.4 million (ZAR 750 million) and access to RPM’s attributable share of the Bokoni Holdco cash flows (“the standby facility”) up to a maximum of 80% of all free cash flow generated from Bokoni to meet its repayment obligations in terms of the Debt Facility.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
1. Debt Facility
Plateau secured the Debt Facility with Standard Chartered for an amount of up to $111 million (ZAR 750 million), including capitalized interest up to a maximum of three years or $37 million (ZAR 250 million). On 1 July 2009, Standard Chartered advanced $74 million (ZAR 500 million) to Plateau and interest amounting to $5.0 million has been rolled up for the period ended 31 December 2009.
The Debt Facility is repayable in 12 semi-annual instalments, with the first payment due on 31 January 2013. Interest is calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (13.049 % at 31 December 2009).
The total amount of the interest payable on the notional amount of the Debt Facility of $74 million (ZAR 500 million) drawn down on 1 July 2009 (i.e. other than the rollup interest loan of up to $37 million (ZAR 250 million) is hedged with effect from 1 July 2009 until 31 July 2012. The interest rate was fixed on 1 July 2009 and after 1 July 2009 the interest payable on $74 million (other than the rollup interest loan of $37 million (ZAR 250 million)), outstanding under the Debt Facility is hedged until the Debt Facility is repaid in full.
The Debt Facility has a term of 108 months from 1 July 2009. Pursuant to the Bokoni Holdco Shareholders Agreement (as defined below), if Plateau’s cash flows derived from Bokoni Holdco are insufficient to meet its debt repayment obligations under the Debt Facility, RPM is obligated, pursuant to the standby loan facility, to provide Plateau a portion of its entitlement to the Bokoni Holdco cash flows such that Plateau can utilize up to 80% of all free cash flows generated from Bokoni Holdco for this purpose.
On 11 December 2009, 34% of the Debt Facility was syndicated to First Rand Bank Limited, acting through its Rand Merchant Bank division (“RMB”).
2. Vendor Finance Facility
RPM provided the Vendor Finance Facility to Plateau consisting of a cash component of $177.8 million (ZAR 1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $162.9 million (ZAR 1.1 billion).
Cash component
In terms of the cash component of the Vendor Finance Facility, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred A Shares”) for an aggregate sum of $177.8 million (ZAR 1.2 billion). These shares are cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12%. The Group is obligated to redeem the outstanding amount including undeclared dividends which should have been declared within six years (1 July 2015) of issue, to the extent that the Group is in the position to redeem the shares. Any preference shares not redeemed in six years must be redeemed after nine years (1 July 2018).

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
During the three year period prior to the initial maturity date, Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts of the standby facility (ii) any outstanding amounts of the OCSF and (iii) the Plateau Preferred A Shares. Plateau is obliged to undertake the refinancing process but if the debt is not re-financeable based upon the capital markets at that time then there is no sanction on Plateau.
Share Settled Financing — The B preference shares
In terms of the Share Settled Financing component, Pelawan, the majority shareholder of Anooraq, established a wholly owned subsidiary (the “Pelawan SPV”) and transferred 56,691,303 Anooraq common shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the SPV (the “SPV Preferred Shares”) for an aggregate sum of $162.9 million (ZAR 1.1 billion). Pelawan encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.
The Pelawan SPV subscribed for two different classes of convertible “B” preferred shares in Plateau for $162.9 million (ZAR 1.1 billion), each such class being convertible into common shares in the capital of Plateau (“Plateau Common Shares”) and entitling the holder to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Common Shares (“The “B” preference shares”). The “B” preference shares are zero coupon shares and carry no rights to preference dividends.
Pursuant to the agreement between the Pelawan SPV and Anooraq (the “Exchange Agreement”), upon Plateau issuing Plateau Common Shares to the SPV, Anooraq will take delivery of all Plateau Common Shares held by the SPV and, in consideration therefore, issue to the Pelawan SPV such number of Anooraq common shares that have a value equal to the value of such Plateau Common Shares. The total number of Anooraq common shares to be issued on implementation of the Share Settled Financing arrangement is 227.4 million common shares. Once the “B” preference shares have been converted in Anooraq common shares, the Company will have fully diluted shares outstanding equal to 453 million common shares of one class.
The final result of the Share Settled Financing is that: (i) RPM funded a payment of $162.9 million (ZAR 1.1 billion) to Plateau whereby RPM will ultimately receive a total of 115.8 million common shares in Anooraq; and (ii) Pelawan will receive 111.6 million common shares in Anooraq.
The SPV Preferred Shares are convertible in one or more tranches into common shares in the capital of the SPV (“SPV Common Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) 1 July 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Common Shares. Upon the Pelawan SPV converting the SPV Preferred Shares to Pelawan SPV Common shares and RPM subscribing for additional SPV Common shares as a result of the special dividend, the SPV will immediately undertake a share buyback of all SPV Common shares held by RPM and will settle the buyback consideration by delivering 115.8 million Anooraq common shares to RPM.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
As and when RPM issues a conversion notice as described above, in order to prevent the dilution of the Pelawan’s interest in Anooraq below the minimum 51% threshold as required by South African law, the Pelawan SPV will require Plateau to convert sufficient convertible preferred shares in the capital of Plateau into Plateau Common shares. Immediately thereafter, Anooraq will take delivery of such Plateau Common shares and issue such number of common shares (in an aggregate amount of 111.6 million common shares) to the Pelawan SPV pursuant to the Exchange Agreement. Such common shares will be held by the Pelawan SPV and will be subject to a lock-in that will prevent the Pelawan SPV and Pelawan from disposing of such shareholding for so long as Pelawan is required to maintain a minimum 51% shareholding in Anooraq.
RPM will be able to trade its 115.8 million Anooraq common shares on an unrestricted basis. RPM is not bound by any contractual lock-ins or restrictions in respect of any of the Group’s common shares which it will hold. It will, however, prior to disposing of any such common shares, engage in a consultative process with Anooraq, and endeavour to dispose of such common shares in Anooraq in a reasonable manner. Neither Pelawan nor any of shareholders of Pelawan have any pre-emptive rights in respect of RPM’s common shares in Anooraq.
Operating Cash Flow Shortfall Facility (“OCSF”)
In order that Plateau is able to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at the mine, RPM provided Plateau with the OCSF which can be drawn up to a maximum of $106.4 million (ZAR 750 million) and is subject to certain annual draw down restrictions, in terms of quantum, during the first three years. The OCSF bears fixed interest at a rate of 15.84%, compounded quarterly in arrears. As at 31 December 2009, Plateau had drawn $27.5 million (ZAR 194 million) of the OCSF to meet its share of Bokoni’s funding requirements.
In addition, Anglo Platinum made available to Plateau the standby facility for up to a maximum of 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Debt Facility during its term. The standby facility will bear interest at the prime rate of interest in South Africa. As at 31 December 2009 no draw down was made on the standby facility.
The shareholder loans in Bokoni Holdco and Bokoni acquired through the acquisition structures rank senior to other internal financing arrangements and are on consistent terms and conditions to the Debt Facility, in order to ensure that 51% of Bokoni’s net cash flows are available to meet Plateau’s Debt Facility obligations.
Security
The Debt facility is secured through various security instruments, guarantees and undertakings provided by the Group against 51% of the cash flows generated by Bokoni, together with 51% of Bokoni asset base. The standby facility, OCSF and Plateau Preferred “A” shares rank behind the Debt Facility for security purposes.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Management of the Bokoni Operations
Plateau and RPM entered into a shareholders’ agreement (“the Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including Bokoni.
Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be Historically Disadvantaged Persons (“HDPs”) in South Africa. Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled group, pursuant to the Bokoni Holdco Shareholders Agreement.
Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Anooraq, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Bokoni Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo Platinum Ltd group and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which 74% of the scheduled capital repayments due by Plateau to Standard Chartered, pursuant to the Debt Facility are made in accordance with the debt repayment profile of the Debt Facility (the “Initial Period”), Plateau’s shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions.
Pursuant to the terms of shared services agreements, Anglo Platinum provides certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. The Group through Plateau provides certain management services to Bokoni pursuant to service agreements entered into with effect from 1 July 2009.
Sale of Concentrate
Bokoni produces a metal in concentrate, all of which is sold to RPM in terms of a sale of concentrate agreement entered in to between Plateau and RPM. This agreement has an initial five year term to 1 July 2014 and Plateau has the right to extend this agreement for a further five year term to 1 July 2019.
In terms of the sale of concentrate agreement, RPM receives metal in concentrate from Bokoni and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied).
In addition, the Bokoni Holdco Shareholders Agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production.
Share Ownership Trusts
On 1 July 2009, Anglo Platinum donated $15.4 million (ZAR 103.8 million) to the Anooraq Community Participation Trust, of which $10.9 million was used to subscribe for 9,799,505 new common shares of Anooraq. The balance of Anglo Platinum Ltd’s contribution will be used to assist the communities impacted by Bokoni over the forthcoming periods.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Anglo Platinum contributed an amount of $6.8 million (ZAR 45.6 million) to the Bokoni Platinum Mine ESOP Trust (“ESOP Trust”) to facilitate its establishment, and approximately $5 million of this amount was utilized by the ESOP Trust to subscribe for 4,497,062 common shares of Anooraq. The ESOP Trust is consolidated by Anooraq as a special purpose entity.
The above mentioned trusts subscribed for the common shares at a subscription price equal to $1.11, being the closing price of the common shares on the TSX Venture Exchange on the day prior to the announcement of the revised Bokoni Transaction terms. As a result of the subscription by these trusts, Anooraq received proceeds of approximately $16 million. The trusts hold the common shares along with other investments for the purpose of making distributions to their beneficiaries in accordance with their governing trust deeds.
1.2.2 Ga-Phasha Project
Prior to 1 July 2009, Anooraq owned a 50% interest in the Ga-Phasha Project governed by a joint venture agreement with Anglo Platinum. As of 1 July 2009, the joint venture terminated and Ga-Phasha Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco, now owns the respective interest in and assets relating to the Ga-Phasha Project. As a result of the completion of the Bokoni Transaction, Anooraq effectively owns 51% of the Ga-Phasha Project.
On completion of the Bokoni Transaction, Anooraq and Anglo Platinum decided to review the project development strategy. The acquisition of the adjacent Bokoni created a new assortment of synergies between the Ga-Phasha and Bokon properties. Management decided to initiate a review of the prefeasibility study that was in progress at the Ga-Phasha Project. Furthermore, additional drilling conducted between 2008 and 2009 called for an update of the geological models and a revised mine plan for the Ga-Phasha Project.
From preliminary investigations it is envisaged that all or a part of the Klipfontein mineral property (a portion of the Ga-Phasha mining lease area) can be accessed and mined from the existing Brakfontein shaft infrastructure at Bokoni.
In order to finalise its prefeasibility study of the Ga-Phasha Project, the Group is in the process of compiling updated geological models and revising the mine plan for the Ga-Phasha mineral property. This study is expected to be completed in 2011 and will cost in the region of $0.8 million.
1.2.3 Platreef Exploration Properties, Northern Limb
Anooraq holds interests in mineral rights (or “farms”) over 37,000 hectares that make up the Central Block, the Rietfontein Block, the Boikgantsho and Kwanda Projects (see below), collectively, known as the Platreef Properties.
Rietfontein Block
The Group has entered into a settlement agreement (the “Agreement”) effective 11 December 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) to replace and supersede the 2001 agreement relating to the Rietfontein property located on the northern limb of the BIC in South Africa. The 2001 agreement granted Ivanplats the right to earn a 50% interest in the Rietfontein property through expenditure related to exploration activities undertaken in accordance with approved technical programs.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
The Agreement settles the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the Agreement are as follows:
•	Both parties abandon their respective claims under dispute forming the subject matter of arbitration.

•
The existing joint venture (“JV”) between the parties is amended such that the current Rietfontein JV is extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retain their existing prospecting rights in respect of mineral properties in their own names but make these rights and technical information available to the extended JV (“the Extended JV”).

•	Anooraq will be entitled to appoint a member to the Extended JV technical committee and all technical programmes going forward will be carried out with input from Anooraq.

•
Anooraq is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Anooraq has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Anooraq. On delivery of the feasibility study Anooraq may elect to either:-

•	Retain a participating interest in the Extended JV and finance its pro rata share of the project development going forward; or

•
Relinquish its participating interest in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Central Block
The Central Block consists of eight farms or portions thereof, acquired by Anooraq, through its wholly-owned South African subsidiary, Plateau prior to its joint ventures with Anglo Platinum. It also includes one portion of the Dorstland farm acquired by way of an agreement with RPM. Dorstland 768LR was acquired through an agreement with Pinnacle Resources in 1999. Rights to the other farms or portions are administered by the Department of Mineral Resources (“DMR”).
The Group is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Kwanda Project
On 16 May 2002, the Group completed a joint venture agreement with RPM for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex. In terms of the agreement, the Group acquired an initial 50% interest in the PGM rights to the twelve farms.
As of 1 July 2009, the joint venture terminated and Kwanda Platinum Mine Proprietary Limited, a private company incorporated under the laws of South Africa, a wholly owned subsidiary of Bokoni Holdco, owns the respective interest in and assets relating to the Kwanda Project. As a result of the completion of the Bokoni Transaction, Anooraq effectively owns 51% of the Kwanda Project.
The Group intends to continue with its existing prospecting programs at the Kwanda mineral properties in 2010 at a cost of approximately $0.2 million.
1.2.4 Boikgantsho Project
In November 2003, Anooraq, through its wholly-owned South African subsidiary, Plateau, entered into a joint venture agreement with Potgietersrus Platinum Limited (“PPL”) to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm.
As of 1 July 2009, the joint venture terminated and Boikgantsho Platinum Mine Proprietary Limited, a private company incorporated under the laws of South Africa and a wholly owned subsidiary of Bokoni Holdco, owns the interest in and assets relating to the Boikgantsho Project. As a result of the completion of the Bokoni Transaction, Anooraq effectively owns 51% of the Boikgantsho Project.
Historically, significant exploration drilling has been conducted at the project site which has led to the declaration of a Mineral Resource in the indicated and inferred categories. This Mineral Resource was the basis of a high level preliminary evaluation undertaken by Anooraq and published in February 2005. Though the preliminary evaluation was at a level where definitive economic evaluation could not be carried out, the results of the work undertaken showed that the project value was significant enough to warrant further study. A review of the scoping study has been initiated and is expected to be completed by the end of April 2010 at a cost of approximately $0.1 million. Dependent on the outcome of the review, a prefeasibility study may be initiated in May 2010 and is expected to be completed by Quarter 4, 2011. The cost of the prefeasibility study is expected to be approximately $1.0 million.
1.2.5 Mineral reserves and resources
The annual Mineral Reserve and Resource Statement for Bokoni has been updated on 31 December 2009 by qualified persons B. Reddy and P. Stevenson.
There has been no change in resources at the Ga-Phasha and Boikgantsho projects. A summary of the 2009 Reserve and Resource Statements for Bokoni is shown in the tables below:

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Table 1: Ore Reserve Tabulation for Bokoni as at 31 December 2009

		Total			Attributable to Anooraq
Category	Reef Type	Mt	4E Grade (g/t)	4E Oz (Moz)	Mt	4E Grade (g/t)
Proved	UG2	33.0	5.47	5.8	16.8	5.47
	Merensky	19.1	4.53	2.8	9.7	4.53
	Total	52.1	5.13	8.6	26.5	5.13

Probable	UG2	8.6	5.31	1.5	4.4	5.31
	Merensky	5.1	4.14	0.7	2.6	4.14
	Total	13.7	4.99	2.2	7.0	4.99
Notes: The qualified person responsible for the compilation of the Ore Reserve is B. Reddy.
The grade indicated is the mill delivered grade.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Table 2: Mineral Resources Tabulation

		Total			Attributable to Anooraq
						4E
	Reef			4E Oz		Grade
Category	Type	Mt	4E Grade (g/t)	(Moz)	Mt	(g/t)
Measured	Merensky	24.7	5.92	4.7	12.6	5.92
	UG2	108.9	6.75	23.6	53.5	6.75
	Total	133.6	6.59	28.3	68.1	6.59

Indicated	Merensky	29.0	5.73	5.3	14.8	5.73
	UG2	73.9	6.82	16.2	37.7	6.82
	Total	102.9	6.50	21.5	52.5	6.50

Measured + Indicated	All	236.5	6.55	49.8	120.6	6.55

Inferred	Merensky	92.0	5.55	16.4	46.9	5.55
	UG2	131.3	6.78	28.6	67.0	6.78
	Total	223.3	6.27	45.0	113.9	6.27
Notes: The qualified person responsible for the compilation of the Mineral Resource is P. Stevenson . Resources are inclusive of Reserves.
The Merensky reserve has decreased by 8% year on year and the UG2 Reserve by 5% year-on- year, in terms of 4E ounces. The change in reserve is largely due to the decrease in resources, resulting in a lower conversion of resources to reserves. The changes in the mineral resource are explained below:

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Merensky Reef:
During 2009 a new resource evaluation was completed. This resulted in overal decrease of the resource cut, but the total 4E Metric Ounces (“Moz”) content decreased only marginally. The total Merensky resource tonnage decreased from 156.2 Mt at 5.40 g/t (27.09 4E Moz) to 145.7 Mt at 5.65 g/t (26.4 4E Moz).
UG2 Reef:
During 2009 a new resource evaluation was completed..This resulted in overal decrease of the resource cut by 0.03m (1.01m to 0.98m) and the overal density over the resource cut decreased from 4.03g/cm3 to 3.98g/cm3. The total 4E Moz content decreased only marginally. The total resource tonnage decreases from 325.4 Mt at 6.06 g/t (69.0 4E Moz) to 314.1 Mt at 6.78g/t (68.4 4E Moz).
1.3. Market Trends and Outlook
2009 was highly volatile year for PGM metal prices. During the first half of 2009, PGM metal prices continued to suffer from the effects of the 2008 commodity market collapse and gains made in metal prices towards the latter part of 2009 were largely offset by currency gains made by the Rand against the US Dollar. This resulted in the Rand value of metal revenues remaining under pressure throughout 2009, which was a cause for concern, having regard to the inflation wage increases in the South African mining sector, as well as pending cost increases relating to power usage.
With respect to the impact of supply and demand, the negative effects of a sharp decrease in vehicle sales in the US and Europe were, to some extent, offset by an ever improving vehicle market in China, with Chinese new vehicle sales increasing significantly over 2009. Chinese jewelry demand also showed resilience over 2009, partially offsetting reduced demand in the automotive sector.
The outlook for 2010 remains cautiously optimistic for PGMs, but will to a large extent rely on a rebound in demand from the US and European automotive sectors, while it is anticipated that the Chinese auto sector demand will continue to grow through 2010. Brazil, Russia, India and Indonesia remain potential high growth areas for the sector, as we witness the continued emergence of an increasing middle class consumer base. Increased emission control standards within the automotive sector will add impetus to PGM usage in the automotive and industrial sectors going forward.
With certain potential new PGM development projects and operations having been delayed or shut down during 2008 and 2009, there exists the potential for supply side constraint should sector demand recover at a faster pace than originally anticipated.
The introduction of new Exchange Traded Funds for platinum and palladium in the US will continue to add an element of volatility to metal pricing.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
1.4 Selected Annual Information and results of operations
For the year ended 31 December 2009, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. Comparative balances for the year ended 31 December 2007 have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All figures are expressed in Canadian dollars.

	IFRS	IFRS	As per Canadian GAAP
	As at	As at	As at
Consolidated statements of financial position	31 December 2009	31 December 2008	31 December 2007
Total assets	1,014,215,005	12,898,793	16,953,363

Non-current liabilities	777,605,509	12,967,753	9,806,636

	Year ended	Year ended	Year ended
Consolidated statements of comprehensive loss	31 December 2009	31 December 2008	31 December 2007
Revenue	62,627,868	—	—
Cost of sales	(80,966,467)	—	—

Gross loss	(18,338,599)	—	—

Loss for the year	(51,780,529)	(13,970,096)	(14,296,131)

Basic and diluted loss per share	$0.12	$0.08	$0.08

Weighted average number of common shares outstanding	305,971,455	185,775,361	168,377,927

With effect from 1 July 2009, Anooraq transformed from an exploration and development company into a PGM producer. This transformation was achieved through the Bokoni Transaction. The Bokoni Transaction is discussed in detail in the “Overview” section (Section 1.2).
As a result of the acquisition of Bokoni on 1 July 2009, the financial position and results of operations of the Group have changed significantly. In prior years, the Group was an exploration company whereas it is now managing an operating mine.
Statement of Financial Position
The net of total assets and non-current liabilities increased from negative $0.1 million as at 31 December 2008 to $236.6 million at 31 December 2009.
The major reason for the increase was due to assets and liabilities acquired in the Bokoni Transaction. A summary of the assets acquired and liabilities assumed at the acquisition date are as follows:

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009

Fair Value
Property, plant and equipment	725,226,891
Capital work-in-progress	216,194,965
Cash deposits held in Platinum Producers Environmental Trust	2,356,993
Other non-current assets	741
Trade and other receivables	22,477,941
Cash and cash equivalents	3,576,912
Loans and borrowings (owing to RPM)	(493,666,666)
Deferred taxation	(231,040,913)
Provisions	(4,308,137)
Current tax payable	(123,034)
Trade and other payables	(30,845,374)

Total identifiable net assets	209,850,319

Goodwill and a non-controlling interest of $12.4 million and $102.8 million, respectively, were recognized on acquisition. Also refer to section 1.2.1 for a discussion on the financing of the Bokoni Transaction.
Statement of Comprehensive Income
The loss for the year ended 31 December 2009 increased from $14 million in the previous year to $51.8 million. The loss per share increased from 8 cents, for the year ended 31 December 2008, to 12 cents for the year ended 31 December 2009. The increase in the loss per share was diluted by the effect of the change in the weighted number of common shares from 185.8 million, as at 31 December 2008, to 305.9 million as at 31 December 2009.
The major contributors to the increase in the loss to $51.8 million for the year ended 31 December 2009 were:
•
A gross loss from mining activities of $18.3 million (2008 — nil). Due to the Bokoni Transaction in 2009, the Company had revenue and cost of sales for the first time and made a gross loss for the first six months of trading.

•
Transaction costs of $10.4 million (2008 — nil). These transaction costs included consulting and legal expenses relating to the Bokoni Transaction, which is discussed in detail in the “Overview” section (Section 1.2). During the year the Group adopted IFRS 3, Business Combinations (2008), which resulted in $1.6 million being expensed on 1 January 2009 relating to previously capitilised transaction costs. (Refer to section 1.12, “Changes in Accounting Policies including Initial Adoption”)

•
Finance expenses of $20.3 million (2008 — $1.8 million). The Bokoni Transaction was funded through a number of interest bearing loans, as discussed in section 1.2, resulting in increased finance expenses for the year. Refer to note 27 of the notes to the consolidated financial statements for details of the individual liabilities to which the finance expenses relate.

•	Income tax (income) of $7.6 million (2008 — nil).

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009

Due to the taxable losses and deductable expenditure incurred by the Group in 2009, a portion of the deferred tax liabilities acquired in the Bokoni Transaction were reversed to profit or loss. Refer to note 29 of the notes to the consolidated financial statements for a reconciliation of the Income tax for the periods.

Also refer to section 1.9 for a discussion of the quarterly results.
1.5 Liquidity
At 31 December 2009, the Group had available working capital of $28.4 million compared to available working capital of $0.6 million as at 31 December 2008. The RPM bridging loan was settled as part of the funding arrangements associated with the Bokoni Transaction.
As at 1 July 2009, all outstanding regulatory approvals were obtained by the Group and all outstanding conditions fulfilled and the Bokoni Transaction was completed. As a result of the completion of the Bokoni Transaction, the Group secured additional financial resources and long term funding (as discussed under Financing the Bokoni Transaction — 1.2.1). The Group expects that the cash flows from the acquired mining operations and the additional financing secured through the OCSF will be sufficient to meet its ongoing operational and capital cash requirements to fund Bokoni through its high growth phase to 2014.
The Group has the following long-term contractual obligations as at 31 December 2009:

	Payments due by period
	Total	Less than one year	2 to 3 years	4 to 5 years	Later than 5 years
Capital commitments	10.3	10.3	—	—	—
Long-term debt	555.5	—	4.0	23.7	527.8
Operating lease committments	1.2	0.4	0.8	—	—
Purchase obligations	11.7	11.7	—	—	—
Derivative liability	1.6	—	1.6	—	—
Total	580.3	22.4	6.4	23.7	527.8
The Group’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at Bokoni (to the extent that internal cash flows from mine operations at Bokoni are insufficient for this purpose).
Default on borrowings would occur, if legal obligations according to loan agreements are not met. Defaults would include:
•	Failure to make scheduled payments.

•	Violation of loan covenants.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Based on the Group’s business plan with production outputs increasing to 270 000 PGM ounces per annum and costs reducing to US$801 per PGM ounce, cash flows are expected to be positive, and the Group would be able to service its loan obligations during the next nine years, which is the period of the loans.
The following are the key solvency ratios for Anooraq as at 31 December 2009:

Ratio:	Anooraq
Current Ratio	2.10:1
Total Debt to total Assets Ratio	0.55:1
Total Debt to Equity Ratio	2.65:1
The current ratio indicates that the Group has 2.10 times the value of current liabilities in its current assets and will therefore be able to service its current liabilities within the agreed terms without any difficulties.
The Group’s borrowings amount to 55% of the total assets by value. Currently, the Group’s total borrowings are 2.65 times the value of the total equity.
1.6 Capital Resources
Anooraq’s sources of capital are primarily debt and equity.
The Group’s access to capital sources is dependent upon general commodity and financial market conditions. The Group has secured sustainable long term funding to meet its operating and capital obligations through to 2014. The Group’s cash balance as at 31 December 2009 was $30.9 million.
In addition to its cash resources the Group has access to various committed debt facilities from senior bank lenders and Anglo Platinum. All of the Group’s debt facilities have been negotiated such that it is not obliged to commence with mandatory repayments of any loan capital amounts drawn and/or any refinancing of these loans during the first three years during which it has management control at Bokoni (1 July 2009 — 1 January 2013). The reason for this capital repayment “holiday” period is that Bokoni is currently in a highly capital intensive project expansion growth phase until it reaches its phase 1 steady state of production of 160,000 tpm (270,000 PGM ounces per annum) expected in 2013. Thereafter, capital repayments will commence on the Debt Facility and the Group will undertake a refinancing of the Anglo Platinum debt facilities as and when market conditions allow it to do so.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
A summary of the Group’s debt facilities as at 31 December 2009 is as follows:

	Balance at 31 Dec	Total available	Unutilised portion
	2009	facility	of facility
	$ million
Senior debt facility	71.5	106.4	34.9
OCSF	54.0	208.5	154.5
RPM Funding loan	72.8	102.2	29.4
“A” preference share facility	352.7	352.7	—
Other	4.5	4.5	—
Total	555.5	774.3	218.8
In addition to the facilities above, Anglo Platinum made available to Plateau the standby facility for up to a maximum of 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Debt Facility during its term.
See a discussion of these debt facilities in Section 1.2.
1.7 Off-Balance Sheet Arrangements
The Group has not entered into any off-balance sheet transactions.
1.8 Transactions with Related Parties
(i)
Hunter Dickinson Services Inc. (“HDSI”) is a private company owned equally by several public companies, one of which is the Company. HDSI has a director in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated 31 December 1996. During the year ended 31 December 2009, the Group paid $0.7 million (2008: $1.3 million) for services provided to the Group.

(ii)
CEC Engineering Ltd (“CEC”) is a private company owned by a former director. CEC provides engineering and project management services, at market rates, to the Group. There were no payments made to CEC during the year ended 31 December 2009 (2008: $4,927).

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
(iii)
Rustenburg Platinum Mines (“RPM”) : The Group concluded a number of agreements with respect to services at Bokoni with RPM, a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Bokoni Holdco, on 28 March 2008. These agreements were amended on 13 May 2009 and include a limited off-take agreement whereby Bokoni sells the concentrate produced at the mine to RPM at market related prices.

Pursuant to the terms of various shared services agreement, the Anglo American plc group of companies will continue to provide certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services.

Transactions with Rustenburg Platinum Mines during the year ended 31 December 2009 are summarized below:

Concentrate sales	$62.6 million	(2008 — nil)
Cost of sales	$6.1 million	(2008 — nil)
Finance expense	$28.0 million	(2008 — nil)
(before interest capitalised)
The following balances were outstanding to/(from) RPM at 31 December 2009:

Loans and Borrowings	$484.0 million	(2008 — $14.7 million)
Trade and other payables	$3.5 million	(2008 — nil)
Trade and other receivables	($21.5 million)	(2008 — nil)
(iv)
Pelawan is the Group’s controlling shareholder. The Group was obligated to pay all of the Bokoni Transaction expenses incurred by Pelawan Investments out of the funding for the transaction that was provided from Anglo Platinum. A Special Committee appointed by the Anooraq Board of Directors and the Anooraq Audit Committee approved the payment of the Pelawan transaction expenses from the proceeds.

Pursuant to the acquisition of a controlling interest of 51% in Bokoni Holdings (Pty) Ltd, the Group paid transaction expenses of Pelawan Investments (Pty) Ltd, costs owing to Rand Merchant Bank of $1.6 million and legal costs of $0.1 million, during the year ended 31 December 2009.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
1.9 Fourth Quarter
Fourth Quarter Highlights
This quarter represented the second quarter in which Anooraq assumed management control at Bokoni and the following are the highlights for the quarter:
•
Labour restructuring agreements with labour unions were finalized and the Company commenced with the implementation of its labour restructuring plan which will be finalized during Quarter 1, 2010. This labour restructuring represents a key element for implementation of the Group’s turnaround strategy at Bokoni, with approximately 700 mine personnel affected through the restructuring process. During the first quarter 2010 approximately 400 mine personnel (approximately 10% of total mine labour) will be moved from positions in services to production activities and approximately 150 mine personnel will be retrenched during the process.

•
The concentrator plant upgrade at Bokoni was completed on time and within budget. This upgrade resulted in the mine’s Merensky reef milling capacity increasing to 100,000 tonnes per month, while the UG2 reef milling capacity is installed at 65,000 tonnes per month. Due to the upgrade, 20 milling days were lost during the quarter. This upgrade project will ensure that Bokoni has sufficient concentrator processing capacity to meet its stage 1 growth phase demands, whereby the operations will increase production to 160,000 tonnes per month by 2014.

•
Cost cutting initiatives remain a key focus area at Bokoni and during the quarter the Rand per tonne milled unit operating costs decreased by 8% quarter on quarter from ZAR 1005 to ZAR 924 per tonne, while ZAR per PGM ounce unit operating costs improved by 10% against the previous quarter.

•	The built up head grade (recovered grade) at Bokoni increased by 5% to 4.39 g/t from 4.19 g/t in the previous quarter.
A comparison is provided of quarter ended 31 December 2009 against the quarter ended 30 September 2009.

Bokoni Production Statistics:
Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009

		Q4 2009	Q3 2009	% Change
4E oz produced	Oz	30,512	30,835	(1%)
Tonnes milled	T	248,999	254,399	(2%)
Built-up head grade	g/t milled,4E	4.39	4.19	5%
UG2 mined to total output	%	31	37	(16%)
Development meters	M	3,178	3,067	4%
Immediately available ore reserves	Months	14	14	—
R/t Operating cost/tonne milled	ZAR/t	924	1,005	(8%)
R/4E Operating cost/4E oz	ZAR/4E oz	7,537	8,334	(10%)
Total labour (mine operations)	Number	4,402	4,618	5%
Bokoni was formerly wholly owned by Anglo Platinum and historical comparative quarterly production statistics are not available.
Summary of quarterly financial results:

	31 Dec	Restated	Restated	Restated	31 Dec	30 Sep	30 Jun	31 Mar
$ Million	2009	30 Sep 2009	30 Jun 2009	31 Mar 2009	2008	2008	2008	2008
Revenue	34.8	27.8	—	—	—	—	—	—
Cost of sales	(40.5)	(40.5)	—	—	—	—	—	—

Gross loss	(5.7)	(12.7)	—	—	—	—	—	—

Loss for the period	(18.6)	(18.7)	(10.8)	(3.7)	(2.5)	(2.3)	(7.1)	(2.1)

Basic and diluted loss per share ($)	(0.03)	(0.04)	(0.06)	(0.02)	(0.01)	(0.01)	(0.04)	(0.01)

Weighted number of common shares outstanding (million)	305	245	186	186	185	185	185	185
With effect from 1 July 2009, Anooraq transformed from an exploration and development company into a PGM producer. This transformation was achieved through the Bokoni Transaction. The Bokoni Transaction is discussed in detail in the “Overview” section (Section 1.2).
As a result of the acquisition of Bokoni on 1 July 2009, results of operations of the Group have changed significantly. In prior years, the Group was an exploration company whereas it is now managing an operating mine.

Restatement of previously reported quarterly financial results:
Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009

$ Million	30 Sep 2009	30 Jun 2009	31 Mar 2009

(i) Loss for the period
As previously reported	(14.8)	(5.2)	(2.1)
Transaction costs expensed (1)	—	(5.6)	(1.6)
Other income (2)	(3.9)	—	—

As restated	(18.7)	(10.8)	(3.7)

(1)
The Group early adopted IFRS 3, Business Combinations (2008), for all business combinations occurring in the financial year commencing 1 January 2009. As a result of the change in accounting policy, transaction costs previously capitalised during the quarters ended 31 March 2009 and 30 June 2009 were expensed.

(2)
As a result of an inadvertent accounting error during the quarter ended 30 September 2009, other income was overstated by $3.9 million. Loans and borrowings at 30 September 2009 was understated by the same amount as a result of the error.

30 Sep 2009

(ii) Cost of sales
As previously reported	(34.6)
Reclassification	(3.9)

As restated	(40.5)

Depreciation was reclassified to cost of sales as it is more closely aligned to the production process. The reclassification had no impact on earnings.
(iii) Basic and diluted loss per share
In addition to the restatement of the loss for the quarter ended 30 September 2009, basic and diluted loss per share have also been restated for a change in the weighted average number of shares due to an inadvertent error in the calculation of the weighted average number of shares.
Revenue
The mine concentrator milled 248,999 tons in the fourth quarter, which was 2% less than the 254,399 tons milled the previous quarter. The main reason for this decrease in tons milled was that the mill was upgraded during the quarter and was therefore inactive for 20 shifts. As a result the process concentrator generated 323 4E ounces less than the previous quarter.
Revenue sales from concentrate were $34.8 million (ZAR 238.6 million) compared to the previous quarter of $27.8 million (ZAR 206.6 million). The increase in revenue of $7.0 million is mainly due to higher metal prices received during the quarter. The average Rand US Dollar exchange rate for the quarter was R7.49 (a strengthening of the ZAR of 4%) compared to the average exchange rate for the previous quarter of R7.78.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
The average PGM basket price for the quarter was 17% higher than the basket price achieved the previous quarter. The average basket price received for the current quarter was US$1,055 (ZAR 7,899) compared to US$901 (ZAR 7,004) for the previous quarter.
Cost of Sales
Depreciation is higher in the last quarter by $1.7 million due to additional assets being capitalised. The total cost of sales quarter on quarter is however not significantly different as unit costs continued to decrease, largely attributable to the Group’s focus on key cost cutting initiatives at the operations, including the introduction of stringent budgetary systems and controls. These cost cutting initiatives will remain a key focus area for the operations moving forward in order to counteract the effects of inflation, annual wage increases and significant year-on-year increases in power charges by Eskom, the South African national power supplier, in the medium term. Despite positive results in cost reductions Bokoni’s unit operating costs remain at unacceptably high levels when compared to industry averages. The Group remains committed to further reducing costs through a combination of absolute cost reductions, improved production efficiencies and increased production volumes on completion of the labour restructuring process in March 2010.
Production costs (excluding amortization and depreciation) on a per ton basis were $130 (ZAR 924) per ton as compared to $136 (ZAR 1,005) per ton the previous quarter, a reduction of 5% in dollar and 8% in Rand terms. These costs were lower mainly due to better cost controls over the period. The main contributors to this cost reduction were:
•	A reduction in stores costs due to the introduction of a flexible budget system.

•	A reduction in transport costs due to the re-negotiation of transport contracts with the service providers.

•	Utility costs decreased due to lower summer tariffs.

•	Reduction in labour costs due to a labour restructuring:
A “zero based” labour plan was completed in August 2009. A significant imbalance in on mine production to services labour ratios were identified and the need to restructure the work force was recognised. After consultations with labour unions, pursuant to South African Labour Relations Act, a restructuring agreement was signed at the end of December 2009.
The process of arranging the interviewing and offering of alternative placement to over-complement employees commenced on 6 January 2010. By 28 January 2010 the following labour movements had been effected:
•	283 employees had been laterally transferred to alternative occupations within the Group.

•	91 employees had accepted “soft landing” packages and were moved to lower category jobs.

•	93 employees had applied for and were granted voluntary separation packages and their employment at Bokoni was terminated.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
•	60 employees were identified as remaining over-complement and the process of retrenchment was started.
Included in administration expenses for the fourth quarter is the provision for restructuring cost of $1.8 million.
Exchange rate
The average Rand to Canadian Dollar exchange rate for the quarter was R7.10, a reduction of 4.5% compared to the average exchange rate of the previous quarter of R7.42
Safety
The Group’s Lost Time Injury Frequency Rate (“LTIFR”) deteriorated to 1.04 in the fourth quarter from 0.74 in the third quarter. This deteriorating trend remains a focus area and an area of concern for management at the operations. Active engagement with the South African Department of Mineral Resources on safety matters continues. On 2 November 2009, Bokoni achieved one million fatality free shifts, a great milestone in improving safety in South African Mines.
Production
Tonnes milled and PGM ounces produced decreased 2% and 1%, respectively, quarter on quarter. This was largely due to the 20 milling days lost due to downtime at the operation’s concentrator plant during completion of its upgrade. Notwithstanding these production decreases base metal production (nickel and copper) increased by 13% for the quarter, largely attributable to an 18% relative decrease in UG2 reef production to Merensky production, which carries higher base metal values.
Development
Total development metres increased by 4% for the quarter, largely as a result of greater emphasis being placed on development in order to create in stope mining flexibility. Immediately available ore reserves remained at 14 months.
The built up head grade improvement of 5% for the quarter can be largely attributed to better in stope mining discipline and new ore flow processes introduced at the operations. Grade control remains a key focus area for the Company and a major focus in training has been implemented at the operations to ensure that stoping teams are adhering to “best cut” mining practices to ensure that grade control standards are sustained.
Capital
Total capital expenditure for the fourth quarter was $14.4 million, comprising 20% sustaining capital and 80% project expansion capital.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)
The South African government has enacted the Mineral and Petroleum Resources Royalty Act, which imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources. The legislation was passed on 17 November 2008 and came into operation on 1 March 2010.
The amount levied will be based on a percentage calculated by a formula, up to a maximum of 5% on gross sales of refined mineral resources and 7% on gross sales of unrefined mineral resources.
The ultimate royalty to be charged will be formula based, varying according to the profitability of mining operations. As the Group’s operations produce metal in concentrate (unrefined mineral resources) the minimum royalty payable with effect from 1 March 2010 will be 0.5% of gross sales and the maximum royalty payable will be 7% of gross sales, based on the following formula:
Royalty percentage payable on gross sales of unrefined metal produced = 0.5 + [(EBIT x 9)/gross sales].The imposition of this royalty was anticipated by the Group and has been taken into consideration with regard to all budgeting and other financial planning processes going forward.
Power Tariff Increases
The National Energy Regulator of South Africa (NERSA) has released its decision on Eskom’s tariff increase applications. The effect of this decision is that power tariff increases in South Africa will be effected over a 3 year period as follows:

2010/2011 :	24.8%
2011/2012 :	25.1%
2012/2013 :	25.9%
The net effect of this decision is that current power input costs at mining operations in South Africa will increase by approximately 100% over the next 3 years. Bokoni operations are currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise between 5% (summer tariffs) and 8% (winter tariffs) of total operating costs at the mine operations. Accordingly, the recently announced power rate increases will increase operating costs by between 5% and 8% over the next 3 years. Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.
1. 10 Proposed Transactions
At the current time, there are no reportable proposed transactions.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
1. 11 Critical Accounting Estimates
The Group’s accounting policies are presented in note 4 of the audited financial statements for the year ended 31 December 2009, which have been publicly filed on SEDAR at www.sedar.com.
The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.
Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the notes to the financial statements where applicable.
These estimates include:
Taxation
The Group applies significant judgment in its determining provisions for income taxes and deferred tax assets and liabilities.
Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognised and deferred tax assets being considered based on the probability of its deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realised.
The Group provides deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of the Group’s net deferred tax assets assumes that the Group will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.
Impairment of Mining Assets
The recoverable amount of mining assets, including goodwill relating to mining operations, is generally determined utilising discounted future cash flows. Factors such as the quality of the individual ore body and country risk are considered in determining the recoverable amount.
Key assumptions for the calculations of the mining assets’ recoverable amounts are the forward platinum group metal prices and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the long-term views of several reputable institutions on the commodity prices and, based on this, derives the forward platinum group metals prices. The life-of-mine plans are based on proven and probable reserves and have been approved by the Group.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
During fiscal 2009, the Group calculated the recoverable amounts based on updated life-of-mine plans and a South African discount rate of 16.48%.
Refer to note 7 of the annual financial statements for details of key assumptions used in the 2009 impairment testing.
Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. No impairments were recorded for the Group for the year ended 31 December 2009. All mining assets, including goodwill, are allocated to one cash generating unit.
Should management’s estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:
•	Changes to proven and probable ore reserves;

•	The grade of the ore reserves may vary significantly from time to time;

•	Review of strategy;

•	Differences between actual commodity prices and commodity price assumptions;

•	Unforeseen operational issues at the mine;

•	Changes in capital, operating mining, processing and reclamation costs.
Exposure and liabilities with regards to rehabilitation costs
Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.
Management used a South African inflation rate of 5.2% and the expected life of the mine according to the life-of-mine plans in the calculation of the estimated net present value of the rehabilitation liability. The discount rate used for the calculation was 8.4% based on recent yields determined on government bonds.
Fair value of share based payments
The fair values of options granted are determined using a Black-Scholes valuation model. The significant inputs into the model are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. Refer to note 36 of the annual financial statements for details on each the share option and share appreciation schemes and assumptions used.
Inventory — Stock piles
Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained PGM ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Assessment of contingencies
Contingencies will only realise when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.
Mineral resources and reserves
Mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from the Group’s properties. In order to calculate the mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.
Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.
Because the economic assumptions used to estimate the mineral reserves change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect the Group’s financial results and financial position in a number of ways, including:
•	Asset carrying values may be affected due to changes in estimated cash flows;

•	Depreciation and amortisation charged to profit or loss may change as they are calculated on the units-of production method; and

•	Environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.
At the end of each financial year, the estimate of proven and probable mineral reserve is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.
Assets acquired in business combination
The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably and willingly. The fair value of items of plant, equipment, fixtures and fittings is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.
The fair value of mining rights included in property, plant and equipment acquired as part of a business combination is determined using the multi-year excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Key assumptions used in the valuation of the transaction, referred to in note 34 of the Group’s financial statements for the year ended 31 December 2009, are the following:

• Life-of-mine	-	35 years

• South African discount rate	-	18.5%

• PGM price	-	$1,237

• ZAR/US$ exchange rate	-	R9.42

• South African inflation rate	-	4.6%
1. 12 Changes in Accounting Policies including Initial Adoption
Changes in accounting policies
The Group changed its accounting policies as of 1 July 2009 in the following areas:
•	Accounting for business combinations

•	Presentation of financial statements

•	Accounting for borrowing costs
These changes were applied retrospectively to 1 January 2009.
Accounting for business combinations
As a result of the Bokoni Transaction, the Group early adopted IFRS 3, Business Combinations (2008), (“IFRS 3”) and IAS 27, Consolidated and Separate Financial Statements (2008), (“IAS27”) for all business combinations occurring in the financial year commencing 1 January 2009. All business combinations occurring on or after 1 January 2009 are accounted for by applying the acquisition method. The change in accounting policy is applied prospectively and resulted in previously capitalized transaction costs amounting to $1.6 million being expensed on 1 January 2009.
The Group applied the acquisition method for the business combinations, as described below.
Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, consideration is given to potential voting rights that are currently exercisable. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.
Goodwill is measured as the fair value of the consideration transferred including the recognised amount of any non-controlling interest in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. To the extent that the fair value exceeds the consideration transferred, the excess is recognised in profit or loss.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination.
A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.
Non-controlling interest is measured at its proportionate interest in the fair value of identifiable net assets of the acquiree.
Transaction costs incurred in connection with a business combination, such as legal fees, due diligence fees and other professional and consulting fees are expensed as incurred, unless they are debt related. Directly attributable transaction costs related to debt instruments are capitalised.
If the Group obtains control over one or more entities that are not businesses, then the bringing together of those entities are not business combinations. The cost of acquisition is allocated among the individual identifiable assets and liabilities of such entities, based on their relative fair values at the date of acquisition. Such transactions do not give rise to goodwill and no non- controlling interest is recognised.
Presentation of financial statements
The consolidated financial statements have been presented by applying the revised IAS 1, Presentation of Financial Statements (2007), which became effective as of 1 January 2009. As a result, the consolidated statement of changes in equity presents all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. This presentation has been applied in the consolidated financial statements for the year ended 31 December 2009.
Comparative information has been re-presented so that it is also in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on the earnings per share.
Accounting for borrowing costs
In respect of borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009, the Group capitalises borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Previously the Group immediately recognised all borrowing costs as an expense. This change in accounting policy was due to the prospective adoption of IAS 23, Borrowing Costs (2007), in accordance with the transitional provisions of such standard; comparative figures have not been restated. The change in accounting policy resulted in the capitalisation of borrowing costs of $13.6 million (ZAR 96.5 million) in the year ended 31 December 2009. The change in accounting policy did not impact previously reported earnings per share. The Group has capitalised borrowing costs with respect to property, plant and equipment under construction.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
New standards not yet adopted
The following standards and interpretations are issued but not yet effective and applicable to the Group:
•	IAS 24 (revised), Related party disclosures

•	Amendments to IAS 39, Eligible hedged items

•	Amendments to IFRS 1 and IAS 27, Cost of an investment in a subsidiary, jointly controlled entity or associate

•	Amendments to IFRS 2, Share-based payments: vesting conditions and cancellations

•	Amendments to IFRS 7, Improving disclosures about financial instruments

•	IFRS 9, Financial instruments

•	IFRIC 17, Distribution of Non-cash assets to owners

•	Various improvements to IFRS 2009
The Group is currently evaluating the impact, if any, that these new standards will have on the consolidated financial statements.
Transition to and Initial Adoption of International Financial Reporting Standards (“IFRS”)
The consolidated financial statements for the twelve months ended 31 December 2009 have been prepared in accordance with International Financial Reporting Standards (IFRS).The Group received approval from the Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“NI 52-107”) to early adopt IFRS as from 1 January 2009. The Group’s transition date for converting to IFRS was 1 January 2008 (the “Transition Date”) and the comparative statement of financial position as at 31 December 2008, comparative statements of comprehensive loss for the year ended 31 December 2008, comparative statements of changes in equity and statements of cash flows for the year ended 31 December 2008 have been restated in accordance with IFRS.
Impact of IFRS on the Group
The conversion to IFRS impacts the way the Group presents its financial results. The Group has fully prepared and trained its employees and directors to ensure an appropriate understanding of IFRS during the transition process. The impact of the conversion to IFRS on the Group’s accounting systems has been minimal as the Group was still in the exploration phase. The Group internal and disclosure control processes, as currently designed, have not required significant modifications as a result of its conversion to IFRS. The Group has assessed the impact of adopting IFRS on our contractual arrangements, and has not identified any material compliance issues. The Group has considered the impact that the transition will have on our internal planning process and compensation arrangements and has not identified any significant impacts.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
First Time Adoption of IFRS
The guidance for the first time adoption of IFRS is set out in IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Group elected to take the following IFRS 1 optional exemptions:
•	To apply the requirements of IFRS 3, Business Combinations (2004), prospectively from the Transition Date.

•	to apply the requirements of IFRS 2, Share-based payments, only to equity instruments granted after November 2002 which had not vested as of the Transition Date.

•
to transfer all foreign currency translation differences, recognised as a separate component of equity, to accumulated loss as at the Transition Date including those foreign currency differences which arise on adoption of IFRS.

1. 13 Financial Instruments and Risk management
Financial instruments
The Group’s financial instruments consist primarily of the following financial assets: cash and cash equivalents, trade and other receivables, and the following financial liabilities: loans and borrowings, trade and other payables, and certain derivative instruments. Financial instruments are initially measured at fair value when the Group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss.
Financial assets
The Group’s financial assets comprise primarily of loans and receivables.
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortised cost using the effective interest method. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables include trade and other receivables (excluding VAT and prepayments) and restricted cash.
Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash (discussed below).
Restricted cash consists of cash held through investments in the ESOP Trust.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of a provision for impairment (allowance account) and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.
Non-derivative financial liabilities
Loans and borrowings are initially recognised at fair value net of transaction costs incurred and subsequently measured at amortised cost, comprising original debt less principal payments and amortisation, using the effective yield method. Loans and borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
Derivative financial instruments
The Group holds derivative financial instruments to hedge its interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.
On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.
Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
Financial risk management activities
The Group’s financial instruments expose it to a variety of financial risks: credit risk, liquidity risk, interest rate risk, foreign currency risk and commodity price risk. The Group may use derivative financial instruments to hedge certain risk exposures.
The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.
The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.
Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.
Trade receivables represents sale of concentrate to Rustenburg Platinum Mines Limited in terms of a concentrate off-take agreement. The carrying value represents the maximum credit risk exposure. The Group has no collateral against these receivables.
Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. This is facilitated via an operating cash shortfall facility (“OCSF”).The Group’s cash and cash equivalents are invested in business accounts which are available on demand.
The Group operates in South Africa and is subject to currency exchange controls administered by the South African Reserve Bank. A portion of the Group’s funding for its South African operations consists of loans advanced to its South African incorporated subsidiaries and it is possible the Group may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank.
Interest rate risk
As a result of the Group completing the Bokoni Transaction (refer note 34 of the consolidated annual financial statements), the Group has secured loan facilities with Rustenburg Platinum Mines Limited (“RPM”) in order to ensure the sustainability of the Group. RPM provided a loan of $51.3 million (ZAR 365 million) to the Group which is subject to interest rate change risk.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
The Bokoni Transaction was partially financed by a $106.4 million (ZAR 750 million) Debt facility from Standard Chartered provided to Plateau, of which $70.9 million (ZAR 500 million) was drawn down on 1 July 2009. The remaining $35.6 million (ZAR 250 million is available for interest roll-up during the next 3 years. The term of the Senior debt facility is nine years with an interest and capital repayment holiday during the first three years. The Senior debt facility bears interest equal to the Johannesburg Inter Bank Agreed Rate (7.279% at 31 December 2009) plus 4.5% applicable margin and 1.27% mandatory cost.
The Group has entered into an interest rate swap arrangement with Standard Chartered Bank to fix the variable interest rate on $70.9 million (ZAR 500 million) of the principal amount of the loan at 14.695% which arrangement expires on 31 July 2012.
A 100 basis point change in the interest rate for the three months ended 31 December 2009 on the Standard Chartered loan and the RPM loan, would have changed the loss for the year by approximately $0.3 million. This analysis assumes that all other variables remain constant.
Foreign currency risk
The Group from time to time enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, the Group is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Group has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.
Within the Group, certain loans between Group entities amounting to $38.3 million are exposed to foreign exchange fluctuations. A 10% change in the CDN/ZAR exchange rate at 31 December 2009 would have resulted in an increase/decrease of $3.8 million in equity. The Group has no significant external exposure to foreign exchange risk.
Commodity price risk
The value of the Group’s revenue and resource properties depends on the prices of PGM’s and their outlook. The Group currently operates Bokoni. The Group does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Group’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.
Capital risk management
The primary objective of managing the Group’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of the Group, in a way that optimises the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that the Group remains in a sound financial position.
The Group manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. The Group may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
There were no changes to the Group’s approach to capital management during Fiscal 2009.
Debt Arrangements
Refer to Section 1.2 for details of all debt arrangements.
1. 14 Other MD&A Requirements
Additional information relating to the Group including the Group’s Annual Information Form dated 31 March 2010 is available on SEDAR (www.sedar.com)
1. 15 Internal Controls over Financial Reporting Procedures
The Group’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Group’s internal control system was designed to provide reasonable assurance to the Group’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:
•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Group.

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group.

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
As of 1 January 2009, the Group early adopted IFRS as its standard for financial reporting. In connection with the adoption of IFRS, the Group updated its internal controls over financial reporting, as necessary, to facilitate the respective IFRS convergence and transition activities performed. In addition, the acquisition of the effective 51% controlling interest in Bokoni required the Group to update its internal controls over financial reporting to include controls over accounting for business combinations and consolidation and review of accounting data from the Bokoni Mine.
Other than the adoption of IFRS and the impact of the acquisition of the Bokoni, no other significant changes in internal controls over financial reporting occurred during the year.
Management has reported in the previous quarter that they have identified weaknesses in the internal control environment. Management has implemented the following measures and procedures:

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
•	Assessment has been made on the type of skills/management which is required and level of experience and expertise required to have sound internal controls;

•	Management hired professional consultants during the fourth quarter to assist in establishing sound internal controls and disclosure procedures at Bokoni and the corporate office;

•	Detailed training programs have been put in place for the hand over and training of permanent staff by these consultants;

•	Control measures have been put in place to ensure that standards and procedures are maintained; and

•	Additional permanent staff will be employed where a shortage of skills or experience are identified.
As the Group acquired Bokoni on 1 July 2009, the Group excluded from its assessment of the effectiveness of the Group’s internal controls over financial reporting as of 31 December 2009, the internal controls over financial reporting at Bokoni associated with total assets of $1,013 million and total revenues of $62.6 million included in the financial statements of the Group as of and for the period ended 31 December 2009.
The Group’s management has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Tread way Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of 31 December 2009 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.
Disclosure Controls and Procedures
Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As at 31 December 2009 under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.
The Group has reported deficiencies in the previous quarter. These deficiencies have been addressed and corrected. Management is of the opinion that the disclosure controls and procedures for the year ended 31 December 2009 are effective.
1. 16 Disclosure of Outstanding Share Data.
The Group has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 (2008: 18,300,000) common shares. In 2009, the Group increased the number of shares reserved for issuance under the Plan from 18,300,000 to 32,600,000. As at 31 December 2009, 14,192,000 options were outstanding and 18,408,000 options remained available to be granted.

Anooraq Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended 31 December 2009
During the 2009 year the Group issued 6,156,000 share options with a weighted average exercise price of 0.86. Options outstanding and exercisable at 31 December 2009 were as follows:

			Number of options	Number of	Weighted average life
Expiry date	Option price		outstanding	options vested	(years)
17 December 2010	$1.29	#	1,285,000	1,285,000	1.9
1 July 2010	$1.29	#	119,000	119,000	1.5
15 October 2012	$1.29	#	4,306,000	4,306,000	3.8
25 June 2013	$1.29	#	916,000	916,000	4.5
30 June 2013	$1.29	#	1,410,000	1,410,000	4.5
25 June 2014	$0.96		1,126,000	1,126,000	4.5
30 June 2013	$0.84		5,030,000	—	6.9

Total			14,192,000	9,162,000

Weighted average exercise price			$1.10	$1.25
# — The options were re-priced to $1.29 on 30 June 2009.
As at 31 December 2009 and 30 March 2010, the issued share capital of the Group was 201,743,472 common shares.

ANOORAQ RESOURCES CORPORATION
ANNUAL INFORMATION FORM
For the year ended 31 December 2009
Prepared as of 30 March 2010

ITEM 1. GLOSSARY
Certain terms used herein are defined as follows:

Anglo Platinum	Anglo Platinum Limited, previously known as Anglo American Platinum Corporation Limited, a public company incorporated under the laws of South Africa;

August 2004 Circular	the management information circular dated 11 August 2004 in respect of the extraordinary general meeting of the Company held on 10 September 2004;

BEE	Black Economic Empowerment, a strategy aimed at substantially increasing participation by HDSA at all levels in the economy of South Africa. BEE is aimed at redressing the imbalances of the past caused by the Apartheid system in South Africa by seeking to substantially and equitably increase the ownership and management of South Africa’s resources by the majority of its citizens and so ensure broader and more meaningful participation in the economy by HDSA;

Boikgantsho	Boikgantsho (Proprietary) Limited, a private company incorporated under the laws of South Africa which holds the mineral title in respect of the Boikgantsho Project.

Boikgantsho Project	the Boikgantsho PGM Project, located on the Northern Limb of the Bushveld Complex in South Africa;

Bokoni Mine	Bokoni Platinum Mine, a PGM mine located on the Eastern Limb of the Bushveld Complex in South Africa;

Bokoni Group	Bokoni Holdco and all its subsidiaries;

Bokoni Holdco	Bokoni Platinum Holdings (Proprietary) Limited, the holding company of Bokoni;

Bokoni Transaction	the transaction pursuant to which the Company acquired an effective 51% interest in Bokoni and an additional 1% interest in the Ga-Phasha, Boikgantsho and Kwanda projects;

Charter	the Broad Based Socio-Economic Empowerment Charter for the South African mining industry, released in October 2002 and formally published in August 2004;

DMR	the Government of South Africa acting through the Minister of Minerals and Resources and the Department of Minerals and Resources and their respective successors and delegates;

Ga-Phasha Project	the Ga-Phasha PGM Project, located on the Eastern Limb of the Bushveld Complex in South Africa;

GPM	Ga-Phasha Platinum Mine (Proprietary) Limited, previously known as Micawber 277 (Proprietary) Limited, a private company incorporated under the laws of South Africa which holds the mineral title in respect of the Ga-Phasha Project;

Group	Anooraq, together with its Subsidiaries;

HDSI	Hunter Dickinson Services Inc., a corporation incorporated under the laws of Canada which is a related party to Anooraq;

HDSA	Historically Disadvantaged South Africans (and entities controlled by them) who suffered under the discriminatory practices of the system of Apartheid;

Holdco	Bokoni Platinum Holdings (Proprietary) Ltd.

Kwanda	Kwanda (Proprietary) Limited, a private company incorporated under the laws of South Africa which holds the mineral title in respect of the Kwanda Project.

Kwanda Project	the Kwanda PGM Project, located on the Northern Limb of the Bushveld Complex in South Africa;

Mineral Development Act	the Mineral and Petroleum Resources Development Act, 2002 (South Africa);

NYSE Amex	the NYSE Amex stock exchange, the successor to the American Stock exchange;

Pelawan	Pelawan Investments (Proprietary) Limited, a private company incorporated under the laws of South Africa;

Pelawan RTO Share Exchange Agreement	the Share Exchange Agreement between Pelawan and Anooraq made as of 21 January 2004;

Pelawan RTO Shareholders Agreement	the Shareholders Agreement between Pelawan, Anooraq and the Pelawan Trust made as of 19 September 2004;

Pelawan Settlement Agreement	Settlement Agreement between Pelawan, Anooraq and the Pelawan Trust made as of December 2006;

Pelawan Trust	the independent South African trust established in accordance with the Pelawan Trust Deed dated 2 September 2004, the present trustees of which are Deneys Reitz Trustees (Proprietary) Limited, Tumelo Moathlodi Motsisi and Asna Chris Harold Motaung;

PGM	platinum group metals or elements including platinum, palladium, rhodium and others; gold commonly occurs with PGM;

Plateau	Plateau Resources (Proprietary) Limited, a corporation incorporated under the laws of South Africa, being an indirect wholly owned subsidiary of Anooraq;

Platreef Project	the Platreef PGM Project located on the Northern Limb of the Bushveld Complex in South Africa, which includes the Kwanda Project, the Boikgantsho Project, and the Rietfontein and Central Block properties;

Royalty Bill	the third draft of the Mineral and Petroleum Resources Royalty Bill, placed before the parliament of South Africa as a money bill by the South African Minister of Finance on 6 December 2007 in relation to proposed royalties to be levied by the state in respect of mining rights. This bill has now been enacted and became effective on 1 March 2010 (see details on page 19);

RPM or Rustenburg	Rustenburg Platinum Mines Limited, a public company incorporated under the laws of South Africa, being a wholly owned subsidiary of Anglo Platinum;

SARB	the Exchange Control Department of the South African Reserve Bank;

South Africa	the Republic of South Africa;

TSXV	TSX Venture Exchange Inc.;

ZAR	South African Rand, the currency of South Africa.
Geological/Exploration Terms

Farm	A term commonly used in South Africa to describe the area of a mineral interest.

Feldspar	A group of abundant rock-forming minerals, the most widespread of any mineral group and constituting 60% of the earth’s crust.

Feldspathic	Containing feldspar as a principal ingredient.

Gabbro	Coarse grained mafic igneous rock.

Mafic	Composed of dark ferromagnesian minerals.

Mineral Deposit	A deposit of mineralization that may or may not be ore. Ore is determined by a full feasibility study.

Mineral Symbols	Pt — Platinum; Pd — Palladium; Au — Gold; Ag — Silver; Cu — Copper; Cr — Chromium; Ni — Nickel; Pb — Lead; Rh — Rhodium; Ru — Ruthenium.

Mineralized Material	A mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other materials factors conclude legal and economic feasibility. “Mineralized material” does not include materials classed as “inferred”, a classification that is acceptable under Canadian regulations (see “Resource Category (Classification) Definitions” below).

Norite	A coarse-grained plutonic rock in which the chief constituent is basic plagioclase feldspar (labradorite) and the dominant mafic mineral is orthopyroxene (hypersthene).

Pyroxenite	A medium or coarse-grained rock consisting essentially of pyroxene, a common rock-forming mineral.

Currency and Measurement
All currency amounts in this AIF are stated in Canadian dollars unless otherwise indicated.
Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton
Resource Category (Classification) Definitions
The terms measured, indicated and inferred mineral resources used in the SAMREC code are consistent with the Canadian Institute of Mining and Metallurgy (“CIM”) definition standards. The terms probable and proved mineral reserves under the SAMREC code are consistent with the terms probable and proven mineral reserves under the CIM definition standards. In the opinion of the qualified person responsible for reviewing the AIF the SAMREC classification of mineral resources and reserves meets the requirements of CIM definition standards.
The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed by the CIM in 2005. Estimated mineral resources fall into two broad categories depending on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:
A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
ITEM 2. CORPORATE STRUCTURE
Name, Address and Incorporation
Anooraq Resources Corporation (herein “Anooraq” or the “Company”) was incorporated on 19 April 1983 under the laws of the Province of British Columbia, Canada. The Company was transitioned under the Business Corporations Act on 11 June 2004, on which date the Company altered its Notice of Articles to change its authorized share structure from 200,000,000 common shares without par value to an unlimited number of common shares without par value.
The Canadian head office of the Company is located at Suite 1020 — 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092 and the registered office is in care of its Canadian attorneys McCarthy Tétrault LLP at Suite 1300 — 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2, telephone (604) 643-7100, facsimile (604) 643-7900. The South African head office of the Company is located at 4th Floor — 82 Grayston Drive, Off Esterhysen Lane, Sandton, South Africa 2146, telephone: +27 11 883 0831, facsimile: +27 11 883 0836.

Summary Corporate History and Intercorporate Relationships
From 1996 to mid 1999 the Company’s mineral exploration was focused on metal prospects located in Mexico. In October 1999, the Company refocused its exploration on a South African platinum group metals project, the Platreef Project (see Item 5, “The Platreef Project”). The Company has two active Cayman Islands subsidiaries, N1C Resources Inc. (“N1C”) and N2C Resources Inc. (“N2C”). These two subsidiaries were incorporated on 2 December 1999 under the laws of the Cayman Islands, The two subsidiary structure was adopted by the Company with a view to minimizing exposure to potential capital gains taxes if the Company’s South African exploration is successful. The Company holds 100% of the shares of N1C, which in turn holds 100% of the N2C shares. N2C holds 100% of the shares of Plateau Resources (Proprietary) Limited (“Plateau”), a private South African mining corporation purchased by Anooraq on 28 August 2001. Anooraq holds its interests in South Africa through Plateau.
In September 2004 the Company and Pelawan Investments (Proprietary) Limited (“Pelawan”), a private South African company, completed a transaction combining their respective PGM assets, comprising the Company’s PGM projects on the Northern and Western Limbs of the “Bushveld Complex” and Pelawan’s 50% participation interest in the Ga-Phasha (previously known as “Paschaskraal”) Project on the Eastern Limb of the Bushveld in the Republic of South Africa.
Pursuant to the terms of the Pelawan transaction, which constituted a reverse take-over (“RTO”) under the policies of the TSXV, the Company acquired Pelawan’s rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (63% of the total outstanding shares in Anooraq at that time) and a cash payment of 15.7 million South African Rand (“ZAR”). By completing the RTO with Pelawan, Anooraq reconstituted itself as a BEE company in South Africa with a view to positioning itself for greater opportunities within the South African mineral sector. This strategy was successful in 2007 when Anooraq announced a major BEE transaction with Anglo Platinum pursuant to which the two corporations determined to combine all of their existing joint venture interests, together with 100% of Anglo Platinum’s Bokoni Mine (formerly Lebowa Platinum Mines), under a new group structure, The Bokoni Group, of which Anooraq holds control over 51% of the equity and has management control over all operations, and Anglo Platinum retains a 49% minority interest in the Bokoni Group. The Bokoni Transaction was completed on 1 July 2009. On completion of the Bokoni Transaction the new Group structure is as follows:

Anooraq Resources Corporation Corporate Structure
The above simplified corporate structure is illustrated on a fully diluted share basis, post conversion of the B preference shares. Plateau Resources (Proprietary) Limited is an indirect wholly owned South African subsidiary of Anooraq Resources Corporation. Plateau owns the 51% shareholding in Bokoni Holdings (Pty) Ltd.
In this Annual Information Form (“AIF”), a reference to the “Company” or “Anooraq” includes a reference to its wholly-owned subsidiaries, unless the context clearly otherwise requires otherwise. Certain terms used herein are defined in the text and others are included in the glossary of this AIF. This AIF is prepared as of 30 March 2010.

ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS
Prior to January 2004, Anooraq had mainly focused on the acquisition and exploration of mineral properties on the Northern Limb of the Bushveld Complex, approximately 250 kilometres north of Johannesburg. The Northern Limb has excellent potential for discovery and development of large scale PGM deposits that are amenable to open pit mining. From 2000-2003, programs were carried out in three areas of Anooraq’s large land package in the Northern Limb, with promising results from the Drenthe Farm and the Rietfontein Farm.
As a result of the transaction with Pelawan (see Item 2, “Summary Corporate History and Intercorporate Relationships”) in 2004, the Company acquired a 50% interest in the Ga-Phasha Project on the Eastern Limb of the Bushveld Complex, approximately 250 kilometres northeast of Johannesburg, South Africa.
Bokoni Transaction
On 28 March 2008, Anooraq, through Plateau, entered into acquisition agreements with Anglo Platinum and certain of its wholly-owned subsidiaries (collectively, “Anglo Platinum”) in respect of the Bokoni Transaction to acquire an effective 51% of the Bokoni Mine and an additional 1% of the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project, for an aggregate cash consideration of ZAR 3.6 billion.
During the period July to October 2008, global economic conditions deteriorated significantly, contributing to a material decline in platinum group metal prices and resulting in constrained debt and equity capital markets.
On 23 October 2008, Anglo Platinum announced that it was reviewing the costing and scheduling of all its capital projects in light of current metal price levels and uncertainty in global markets. As a result of these developments, the parties undertook to review the basis of the Bokoni Transaction. On completion of the review the parties determined to revise the Bokoni Transaction terms, whereby the purchase consideration was reduced to ZAR 2.6 billion and the MPH Project was deferred. The financing of the Bokoni Transaction was also amended as described below. On 1 July 2009, the Company completed the Bokoni Transaction. See Item 5 “The Bokoni Mine” for more details regarding the Bokoni Mine.
Since 1 July 2009 the company introduced a number of measures to improve operations including:
•	Cost cutting initiatives

•	Upgrade of the concentrator

•	Labour restructuring
Cost cutting initiatives at the Bokoni Mine resulted in the December 2009 quarter Rand per tonne milled unit operating costs decreasing by 8% quarter on quarter.
The concentrator plant upgrade at the Bokoni Mine was completed on time and within budget. This upgrade resulted in the mine’s Merensky reef milling capacity increasing to 100,000 tonnes per month, while the UG2 reef milling capacity is installed at 65,000 tonnes per month.
Labour restructuring agreements with labour unions were finalized during December 2009 and the Company commenced with the implementation of its labour restructuring plan which will be finalized during Quarter 1, 2010. This labour restructuring represents a key element for implementation of the Group’s turnaround strategy at the Bokoni Mine, with approximately 700 mine personnel affected through the restructuring process. During the first quarter 2010 approximately 400 mine personnel (approximately 10% of total mine labour) was moved from positions in services to production activities and approximately 150 mine personnel was retrenched during the process.

Financing the Bokoni Transaction
The Company financed the Bokoni Transaction at the Plateau level through a combination of a senior term loan facility (the “Debt Facility”) provided by Standard Chartered Bank (“Standard Chartered”) and a vendor finance facility provided by Anglo Platinum, through its wholly owned subsidiary, RPM (the “Vendor Finance Facility”). In addition, the Company secured an agreement with RPM whereby RPM will provide Plateau with an operating cash flow shortfall facility (the “OCSF”) of up to a maximum of $106.4 million (ZAR 750 million) and access to RPM’s attributable share of the Bokoni Holdco cash flows (“the standby facility”) up to a maximum of 80% of all free cash flow generated from The Bokoni Mine to meet its repayment obligations in terms of the Debt Facility.
1. Debt Facility
Plateau secured the Debt Facility with Standard Chartered for an amount of up to $111 million (ZAR 750 million), including capitalized interest up to a maximum of three years or $37 million (ZAR 250 million). On 1 July 2009, Standard Chartered advanced $74 million (ZAR 500 million) to Plateau and interest amounting to $5.0 million has been rolled up for the period ended 31 December 2009.
The Debt Facility is repayable in 12 semi-annual instalments, with the first payment due on 31 January 2013. Interest is calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (13.049 % at 31 December 2009).
The total amount of the interest payable on the notional amount of the Debt Facility of $74 million (ZAR 500 million) drawn down on 1 July 2009 (i.e. other than the rollup interest loan of up to $37 million (ZAR 250 million) is hedged with effect from 1 July 2009 until 31 July 2012.
The Debt Facility has a term of 108 months from 1 July 2009. Pursuant to the Bokoni Holdco Shareholders Agreement (as defined below), if Plateau’s cash flows derived from Bokoni Holdco are insufficient to meet its debt repayment obligations under the Debt Facility, RPM is obligated, pursuant to the standby loan facility, to provide Plateau a portion of its entitlement to the Bokoni Holdco cash flows such that Plateau can utilize up to 80% of all free cash flows generated from Bokoni Holdco for this purpose.
On 11 December 2009, 34% of the Debt Facility was syndicated to First Rand Bank Limited, acting through its Rand Merchant Bank division (“RMB”).
2. Vendor Finance Facility
RPM provided the Vendor Finance Facility to Plateau consisting of a cash component of $177.8 million (ZAR 1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $162.9 million (ZAR 1.1 billion).
Cash component
In terms of the cash component of the Vendor Finance Facility, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred A Shares”) for an aggregate sum of $177.8 million (ZAR 1.2 billion). These shares are cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12%. The Group is obligated to redeem the outstanding amount including undeclared dividends which should have been declared within six years (1 July 2015) of issue, to the extent that the Group is in the position to redeem the shares. Any preference shares not redeemed in six years must be redeemed after nine years (1 July 2018).

During the three year period prior to the initial maturity date, Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts of the standby facility (ii) any outstanding amounts of the OCSF and (iii) the Plateau Preferred A Shares. Plateau is obliged to undertake the refinancing process but if the debt is not re-financeable based upon the capital markets at that time then there is no sanction on Plateau.
Share Settled Financing — The B preference shares
In terms of the Share Settled Financing component, Pelawan, the majority shareholder of Anooraq, established a wholly owned subsidiary (the “Pelawan SPV”) and transferred 56,691,303 Anooraq common shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the SPV (the “SPV Preferred Shares”) for an aggregate sum of $162.9 million (ZAR 1.1 billion). Pelawan encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.
The Pelawan SPV subscribed for two different classes of convertible “B” preferred shares in Plateau for $162.9 million (ZAR 1.1 billion), each such class being convertible into common shares in the capital of Plateau (“Plateau Common Shares”) and entitling the holder to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Common Shares (“The “B” preference shares”). The “B” preference shares are zero coupon shares and carry no rights to preference dividends.
Pursuant to the agreement between the Pelawan SPV and Anooraq (the “Exchange Agreement”), upon Plateau issuing Plateau Common Shares to the SPV, Anooraq will take delivery of all Plateau Common Shares held by the SPV and, in consideration therefore, issue to the Pelawan SPV such number of Anooraq common shares that have a value equal to the value of such Plateau Common Shares. The total number of Anooraq common shares to be issued on implementation of the Share Settled Financing arrangement is 227.4 million common shares. Once the “B” preference shares have been converted in Anooraq common shares, the Company will have fully diluted shares outstanding equal to 453 million common shares of one class.
The final result of the Share Settled Financing is that: (i) RPM funded a payment of $162.9 million (ZAR 1.1 billion) to Plateau whereby RPM will ultimately receive a total of 115.8 million common shares in Anooraq; and (ii) Pelawan will receive 111.6 million common shares in Anooraq.
The SPV Preferred Shares are convertible in one or more tranches into common shares in the capital of the SPV (“SPV Common Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) 1 July 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Common Shares. Upon the Pelawan SPV converting the SPV Preferred Shares to Pelawan SPV Common shares and RPM subscribing for additional SPV Common shares as a result of the special dividend, the SPV will immediately undertake a share buyback of all SPV Common shares held by RPM and will settle the buyback consideration by delivering 115.8 million Anooraq common shares to RPM.
As and when RPM issues a conversion notice as described above, in order to prevent the dilution of the Pelawan’s interest in Anooraq below the minimum 51% threshold as required by South African law, the Pelawan SPV will require Plateau to convert sufficient convertible preferred shares in the capital of Plateau into Plateau Common shares. Immediately thereafter, Anooraq will take delivery of such Plateau Common shares and issue such number of common shares (in an aggregate amount of 111.6 million common shares) to the Pelawan SPV pursuant to the Exchange Agreement. Such common shares will be held by the Pelawan SPV and will be subject to a lock-in that will prevent the Pelawan SPV and Pelawan from disposing of such shareholding for so long as Pelawan is required to maintain a minimum 51% shareholding in Anooraq. RPM will be able to trade its 115.8 million Anooraq common shares on an unrestricted basis. RPM is not bound by any contractual lock-ins or restrictions in respect of any of the Group’s common shares which it will hold. It will, however, prior to disposing of any such common shares, engage in a consultative process with Anooraq, and endeavour to dispose of such common shares in Anooraq in a reasonable manner. Neither Pelawan nor any of shareholders of Pelawan have any pre-emptive rights in respect of RPM’s common shares in Anooraq.

Operating Cash Flow Shortfall Facility (“OCSF”)
In order that Plateau is able to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at the Bokoni Mine during the initial three year ramp up phase at the mine, RPM provided Plateau with the OCSF which can be drawn up to a maximum of $106.4 million (ZAR 750 million) and is subject to certain annual draw down restrictions, in terms of quantum, during the first three years. The OCSF bears fixed interest at a rate of 15.84%, compounded quarterly in arrears. As at 31 December 2009, Plateau had drawn $27.5 million (ZAR 194 million) of the OCSF to meet its share of the Bokoni Mine’s funding requirements.
In addition, Anglo Platinum made available to Plateau the standby facility for up to a maximum of 29% of the Bokoni Mine’s cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Debt Facility during its term. The standby facility will bear interest at the prime rate of interest in South Africa. As at 31 December 2009 no draw down was made on the standby facility.
The shareholder loans in Bokoni Holdco and the Bokoni Mine acquired through the acquisition structures rank senior to other internal financing arrangements and are on consistent terms and conditions to the Debt Facility, in order to ensure that 51% of the Bokoni Mine’s net cash flows are available to meet Plateau’s Debt Facility obligations.
Security
The Debt facility is secured through various security instruments, guarantees and undertakings provided by the Group against 51% of the cash flows generated by the Bokoni Mine, together with 51% of the Bokoni Mine asset base. The standby facility, OCSF and Plateau Preferred “A” shares rank behind the Debt Facility for security purposes.
Management and Control of the Bokoni Mine and Holdco
Plateau and RPM entered into a shareholders’ agreement (“the Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including the Bokoni Mine.
Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be HDSA’s. Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDSA controlled group, pursuant to the Bokoni Holdco Shareholders Agreement.
Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Anooraq, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Bokoni Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo Platinum Ltd group and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which 74% of the scheduled capital repayments due by Plateau to Standard Chartered, pursuant to the Debt Facility are made in accordance with the debt repayment profile of the Debt Facility (the “Initial Period”), Plateau’s shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions.

Pursuant to the terms of shared services agreements, Anglo Platinum provides certain services to the Bokoni Mine at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. The Group through Plateau provides certain management services to the Bokoni Mine pursuant to service agreements entered into with effect from 1 July 2009.
Sale of Concentrate
The Bokoni Mine produces a metal in concentrate, all of which is sold to RPM in terms of a sale of concentrate agreement entered in to between Plateau and RPM. This agreement has an initial five year term to 1 July 2014 and Plateau has the right to extend this agreement for a further five year term to 1 July 2019.
In terms of the sale of concentrate agreement, RPM receives metal in concentrate from the Bokoni Mine and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied).
In addition, the Bokoni Holdco Shareholders Agreement governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production.
ITEM 4. DESCRIPTION OF THE BUSINESS
Anooraq’s Business Strategy and Principal Activities
Anooraq is engaged in mining, exploration and development of mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of annual primary platinum supply to international markets.
The major market for PGMs remains the automotive sector where varied combinations of platinum, palladium and rhodium are used in autocatalytic converters which reduce the effects of harmful emissions generated by automobiles. 2009 represented a difficult year for the automotive sector with declining auto sales in the United States and European markets. This drop in demand was partly offset by government economic stimulus packages through incentivized vehicle scrappage programmes and increased auto demand in China where new vehicle sales increased to new record levels to rival the United States as the top new vehicle sales region internationally.
The PGM jewellery market remains an important demand component for the sector and 2009 was a stellar year for platinum demand from Asian countries, with Chinese jewellery demand rising and remaining resilient throughout the period. The introduction of new platinum and palladium exchange traded funds over recent years, and more recently in the United States, has increased investor demand within the sector and will continue to create more price volatility for PGMs going forward.
Increased vehicle emission control standards internationally, together with continued growth and industrialization in China, India, Brazil, Russia and Indonesia provide significant growth opportunity for demand growth in the PGM market.

Anooraq derives its revenues from PGM production through the sale of a metal in concentrate produced at the the Bokoni Mine to Anglo Platinum in terms of a dedicated concentrate sale agreement. This metal in concentrate contains various payable metals, the most material of which are precious metals, being platinum, palladium, rhodium and gold, as well as base metals, containing copper and nickel. On delivery of the Bokoni Metal in concentrate to Anglo Platinum metal assays are performed in order to assess metal content and Anglo Platinum then pays Anooraq for such metal in concentrate based on a formula relating to spot metal pricing, less smelting and refining charges, as well as penalties (if applicable).
There are three major PGM producers in South Africa with smelting and refining capacity in South Africa, producing in excess of 80% of total PGM production from South Africa. The balance of production comes from smaller PGM producers, the majority of which produce and sell metal in concentrate to one of the three major producers for smelting and refining in terms of an offtake agreement.
Commodity cycles in general comprise of peaks and troughs, depending on a myriad of economic factors. Up until mid 2008 we witnessed a 7 year upward cycle in the PGM space and we then saw a structural pull back from mid 2008 through to 2009, largely predicated on the global credit crunch with signs of recovery starting to emerge in early 2010.
Underground mining operations in South Africa are labour intensive with 60% of operatonal expenditure at the Bokoni Mine applied to labour. The Bokoni Mine employs approximately 3,500 own enrolled employees and has approximately 1,000 contractors. The mine employees are represented by three labour unions and wage negotiations are generally held every two years with a one to two year wage accord being agreed subsequent to such negotiations.
2009 represented the most important year in Anooraq’s history. With effect from 1 July 2009, the Company transformed from an exploration and development company into a PGM producer through the Bokoni Transaction.
Anooraq’s objective is to become a significant PGM Group with a substantial and diversified PGM asset base, including production, development and exploration assets. The acquisition of the controlling interest in Bokoni Holdco is the first stage of advancing the Group’s PGM production strategy and has resulted in the Group controlling refined annual production of 147,600 4E ounces (based on 2008 production at the Bokoni Mine from 1.1 million tonnes of ore milled) and a significant mineral resource base of approximately 200 million PGM ounces (100% of the controlled operations), the third largest PGM mineral resource base in South Africa.
Mining and Exploration in South Africa Generally
The South African mining sector has undergone a series of significant legislative changes in the past decade.
Anooraq has been advised by the DMR that the Bokoni Group has received conversion of all of its mining rights, as well as its prospecting rights into new order rights.
Royalties
The South African government has enacted the Mineral and Petroleum Resources Royalty Act (the “Act”), which imposes a royalty payable to the South African government by business based upon financial profits made through the transfer of mineral resources. The legislation was passed on 17 November 2008 and came into operation on 1 March 2010.
As a result of the legislation resulting from this Act, a royalty will be levied for the benefit of the National Revenue Fund of the government of the Republic of South Africa. The amount levied is based on a percentage calculated by a formula, up to a maximum of 5% on gross sales of refined mineral resources and 7% on gross sales of unrefined mineral resources.

The ultimate royalty to be charged is formula based, varying according to the profitability of mining operations. As the Bokoni Mine produces metal in concentrate (unrefined mineral resources) the minimum royalty payable with effect from 1 March 2010 will be 0.5% of gross sales and the maximum royalty payable will be 7% of gross sales, based on the following formula:
Royalty percentage payable on gross sales of unrefined metal produced = 0.5 + [(EBIT x 9)/gross sales].The imposition of this royalty was anticipated by the Group and has been taken into consideration with regard to all budgeting and other financial planning processes going forward.
Organizational Structure
Anooraq operates through one indirect wholly owned principal subsidiary, Plateau, which holds various rights to the mineral projects in South Africa. Refer to Item 1 for a simplified group structure.
Mineral Projects — Overview
The principal properties of Anooraq are located on the northern and eastern limbs of the BIC. For further information about the Company’s mineral projects, see Item 5 “Mineral Projects”.
ITEM 5. MINERAL PROJECTS
The Bokoni Mine
The Bokoni Mine is an operating mine located on the north eastern limb of the BIC, to the north of and adjacent to the Ga-Phasha Project. The Bokoni Mine property consists of two “new order” mining licenses covering an area of 15,459.78 hectares. The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 Reef horizons. The Bokoni Mine has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans to 2014. The Bokoni Mine has an extensive shallow ore body, capable of supporting a life of mine plan for the next 100 years. Current mining operations are being conducted at shallow depths of approximately 70 metres underground at the UG2 operations and 300 metres underground at the Merensky operations. This benefits the Bokoni Mine’s operations as a result of the limited support and refrigeration (and consequent power) requirements at shallower mining depths.
The Bokoni Mine is currently producing approximately 85,000 tonnes per month (tpm) of ore from its UG2 and Merensky reef horizons. UG2 production is exclusively from the Middlepunt Hill shaft (MPH) which consists of 4 adits and 2 underground levels. Merensky ore is produced from three shafts, namely: Vertical shaft, UM2 shaft and Brakfontein shaft. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at Vertical shaft is expected to be maintained at 40,000 tpm for the medium term. Merensky production from the UM2 shaft is expected to decline from its current production levels of 12,500 tpm over the next two years. The new Brakfontein shaft is in a ramp up phase and will be increased from its current production levels of 10,000 tpm, to a steady state production level of 120,000 tpm by 2014. On completion of the initial ramp up phase to 2014, it is anticipated that the Bokoni Mine will produce 160,000 tpm of ore (270,000 PGM ounces per annum) consisting of 120,000 tpm from the Merensky reef and 40,000 tpm from the UG2 reef.

Given the magnitude of the Bokoni Mine’s ore body, lying open at depth with its numerous attacking points, management is of the view that the Bokoni Mine has the potential to be developed into a 375,000 tpm (570,000 PGM ounces per annum) steady state operation in the medium to longer term.
The older Vertical and UM2 shafts make use of conventional mining methods for narrow tabular ore bodies. Ore broken in stopes is transported laterally by means of track bound equipment and then hoisted through a vertical shaft system at Vertical shaft and an incline shaft system at UM2 shaft. The Bokoni Mine will invest in maintenance of infrastructure at Vertical shaft to sustain mining at current rates for the next four to five years. Additional opportunities, such as vamping, will be employed to supplement volumes from these shafts. Further opportunities to increase the life-of-mine of these shafts will also be investigated in the short to medium term.
The new Brakfontein shaft is being developed on a semi-mechanized basis, using a hybrid mining method, whereby ore broken in stopes is loaded directly onto a strike conveyor belt and taken out of the mine through a main decline conveyer belt system. This results in less human intervention in the hoisting process and a resultant lower unit operating cost of production. Development of haulages and crosscuts are effected by means of mechanized mining methods and stoping is conducted using hand held electric drilling machines.
The MPH shaft is in the process of converting the transport of broken ore from its current mechanized hauling system to a conveyor belt transport system similar to that of Brakfontein shaft. Vamping opportunities in the older adit areas are being investigated to supplement underground mining production.
The Bokoni Mine, at current metal prices and exchange rates, is already at an operational cash flow positive position (before depreciation and capital expenditure) after the operational costs have been reduced by approximately 20% in absolute cost terms since 1 July 2009. The Bokoni Mine is expected to become cash flow positive after capital expenditure towards the end of 2010, if the current commodity prices for the PGM basket and exchange rates remain in place.
The following is a summary of technical information relating to the Bokoni Mine. A copy of the technical report relating to the Bokoni Mine, “Technical Report: Lebowa Platinum Mine Limpopo Province, South Africa” dated 12 May 2009, prepared by Deloitte Mining Advisory Services is referenced and is available on SEDAR at www.sedar.com. The qualified person responsible for the technical information in the AIF is Mr. B. Reddy (BSc. Hons. Geology, Pri. Sci. Nat.) who is also an officer of Anooraq. In the opinion of the qualified person there are no material changes to the mineral property as discussed in the May 2009 technical report filed on SEDAR.
Project Description and Location
Location
The Bokoni Mine is located in the Sekhukhuneland District of the Limpopo Province of South Africa, approximately 80 km southeast of Polokwane, the provincial capital city, and approximately 330 km northeast of the city of Johannesburg. The area is serviced by a tarred road between Polokwane and Burgersfort. There is direct access along a service road from the Bokoni Mine to the main tarred road.

Figure 1. Bokoni Mine’s location in the Bushveld Complex in the Limpopo Province of South Africa
The Bokoni Mine is an operating mine located on the north-eastern limb of the Bushveld Igneous Complex (BIC), to the north of and adjacent to the Ga-Phasha Project. The mining operations consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 Reef horizons
The Mineral Resources and Reserves on the above properties are located within the Merensky and the UG2, which outcrop and sub crop on these properties and underlie the properties, dipping from the east towards the west. The Measured and Indicated Resources are primarily located in the shallow areas above 650 m while the balance of the Mineral Resource is located in the deeper areas below 650 m and is classified as inferred resources. Similarly, the majority of the Proven and Probable Reserves are located less than 650 m below the surface. Figure 2 illustrates the locations of the areas covered by the mining licences according to South African Surveyor General’s plans. Traditionally, South African mining rights are issued over complete properties (farms) or portions thereof.

Mineral Rights
The Bokoni property consists of two “new order” mining licenses covering an area of 15,459.78 hectares. The Bokoni mining area, together with licence numbers and expiry dates are presented in Table 1 below.
Table 1: Bokoni Mine’s Mining Licence Areas.

Old
		Order		Date
		Licence	Original	Conversion	New Order
Property	Area (ha)	No.	Expiry Date	Granted	Licence Number	Valid For
Middelpunt 420 KS	1 544.91	06/2003	17/12/2025	12/05/2008	LP 30/5/1/2/59/MR	Up to 30 years
Diamand 422 KS	2 238.65
Umkoanesstad 419 KS	2 635.10
Zeekkoegat 421 KS	2 127.69
Brakfontein 464 KS	2 391.04
Wintersveld 417 KS	2 459.75	23/2003	26/11/2013	12/05/2008	LP 30/5/1/2/65/MR
Jagdlust 418KS	2 062.63
Total	15 459.77
Surface rights
The surface overlying the Bokoni Mine is owned by the State, and tenure to the required areas are currently held through various surface right permits (SRPs) in terms of Section 90 of the Mining Rights Act of 1967 and lease agreements. Pursuant to Item 9 in Schedule II to the Minerals and Petroleum Resources Development Act, Act No. 28 of 2002 (MPRDA), such SRPs will remain in force and attach to converted mining rights. Such SRPs have been re-registered in accordance with the requirements of Item 9.
Surface structures
In addition to the various mine shafts, the Bokoni Mine’s surface structures include:
•	the mine buildings including: offices, change-houses and hostel facilities

•	Workshops, compressor houses and stores

•	Concentrators

•	Tailings dams and waste rock dumps

Figure 2 is a plan indicating the Bokoni Mine’s surface infrastructure
Environmental Matters
The South African National Environmental Management Act 107 of 1998 (NEMA), which applies to all prospecting and mining operations, requires that these operations are carried out in accordance with generally accepted principles of sustainable development. It is a NEMA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:
•	Premature closure

•	Planned decommissioning and closure

•	Post closure management of residual and latent environmental impacts
In respect of the Bokoni Mine, an external assessment to determine the environmental closure liability was undertaken in August 2009. As at 31 December 2009, the total environmental rehabilitation liability for the Bokoni Mine, in current monetary terms, was estimated to be $12.6 million.
Annual contributions are made to a dedicated rehabilitation trust fund to fund the estimated cost of rehabilitation during and at the end of the mine’s life. As at 31 December 2009 the amount invested in the environmental trust fund was $2.6 million. The shortfall of $10 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is funded through guarantees from third party banks that are currently in place and top up guarantees are expected to be arranged during 2010.

Anooraq’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. The Company has incurred, and expects to incur in future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.
Currently the most significant environmental liabilities that have been identified at Bokoni Mine are dust generation from the tailings dams and seepage of contaminated water from the settling dams.
The consolidated Merensky tailings dam at the Bokoni Mine has been identified as a major source of dust in this relatively arid area. At present, some remedial steps have been undertaken to allay the dust and these include partial vegetation of the slopes of the dam as well as constructing wind-screens on the top of the dam. Both are considered inadequate and in the longer term as legislation becomes stricter it is expected that the slopes and top of the tailings dams will have to be clad with rock and/or adequately vegetated.
Initial shallow underground mining at the Bokoni Mine intersected both weathered and fractured overlying aquifers. Therefore, there is an ongoing seepage of ground water into the workings from the Rapholo River. In addition, water from the decant water catchment dam below the tailings dam also seeps into the workings. Total ingress is in the order of 11,000 cubic metres per day. Subsequently there is on-going pumping of a significant amount of water out of the mines and into surface settling dams before discharge into the river. Currently, the existing Water Usage Licence (WUL), granted in October 2008, permits discharge up to 1.9 million cubic metres of water annually into the Rapholo River until April 2009. The Bokoni Mine has requested an amendment to the WUL and is still awaiting a decision from the Department of Water Affairs.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
Topography, elevation and vegetation
The Bokoni Mine is located on an undulating plain between a range of hills in the north and a range of low mountains in the south. The plain is bisected by the Rapholo River, a major river in the area, which joins the Olifants River further downstream.
The average altitude of the plain is 800 metres above mean sea-level (mamsl) and the average altitude of the adjacent mountains is 1,600 mamsl. The plain, hills and mountains are sparsely vegetated with grasses, shrubs and occasional small trees with stunted growth. The vegetation is a result of both the arid climate and over-grazing by cattle and sheep.
There is some subsistence agriculture in the adjacent areas which is limited to small family farmed maize fields. There are notable expanses of bare soil on the surrounding properties and erosion is evident along water-courses in the area.
Access
The Bokoni Mine is accessed from the R35 provincial all-weather road between Polokwane, the capital of Limpopo Province and Burgersfort, a town to the south-east in the neighbouring province of Mpumalanga. The nearest railway stations are at Polokwane and Steelpoort 80 km and 100 km away, respectively. However, rail is not the preferred means of transport and all stores and equipment are delivered by road-truck to The Bokoni Mine.
The nearest commercial (domestic) airport is at Polokwane but the Bokoni Mine does have a private heliport which is available for emergency evacuation if required.

Proximity to population centre and transport
The nearest large town is Polokwane, which is a modern and developing town providing housing, schooling, health care, shopping, commercial and government administrative facilities.
Many of the Bokoni Mine employees reside in Polokwane in company-owned or privately-owned suburban housing and commute to the Bokoni Mine by company bus or by private vehicle. The remaining employees are housed in a mine residential ‘village’ at the Bokoni Mine, while some staff reside in local private dwellings in the surrounding rural area.
Climate and length of operating season
The Sekhukhuneland District of the Limpopo Province has a typical arid, temperate Southern African climate. In the summer (September/October to March/April) day-time temperatures can reach the mid to high 30°C cooling to just below 20°C overnight. Rainfall occurs between November and March and annually can be between 300 millimetres (mm) and 500 mm.
Winter temperatures can be below 10°C overnight but warming to the mid-20s in the daytime. Winter is characterised by clear skies and summer by clear skies with isolated clouds. In both cases the vast majority (70% or greater) of days can be classified as ‘sunny’. Extreme weather conditions occur only a few times a year and can include mist, high wind with dust, thunderstorms and occasional hail. The mine operates twelve months per year and is not affected by climate and weather.
Infrastructure
Power
The Bokoni Mine’s electricity requirements are provided directly from Eskom, the South African national power utility. The mine has a contract with Eskom that guarantees a notified maximum demand of 40 MVA but the actual steady state use is around 30MVA . Eskom supplies all power to site via the Middelpunt 132/22kV substation. In-feed to this substation is via two separate and independent 132kV overhead line structures, each from a different substation on the Eskom grid. There is thus true ring / dual feed to site.
The power supply lines to site are robust, but there are concerns about generation at a national level. Reliability of supply was formerly good, but difficulties began to be experienced with the capacity of Eskom to meet national demand in the second half of 2007. This culminated in many South African mines having to shut down operations for a few days in January 2008, owing to the near-collapse of the national power grid. The situation has since been normalised, and appears to have stabilised for now, although in the long term there is ongoing concern as to whether Eskom will successfully meet demand in future years.
Huge power price increases have been experienced recently, and are likely to continue for some years, as funding for new generation projects are funded by the consumer.
The National Energy Regulator of South Africa (NERSA) has released its decision on Eskom’s tariff increase applications. The effect of this decision is that power tariff increases in South Africa will be affected over a 3 year period as follows:

2010/2011	:	24.8%
2011/2012	:	25.1%
2012/2013	:	25.9%

The net effect of this decision is that current power input costs at mining operations in South Africa will increase by approximately 100% over the next 3 years. The Bokoni Mine is currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise between 5% (summer tariffs) and 8% (winter tariffs) of total operating costs at the mine operations. Accordingly, the recently announced power rate increases will increase operating costs by between 5% and 8% over the next three years. The Bokoni Mine continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.
Water
The Bokoni Mine is supplied with raw water from the Olifants River via the Lebalelo Pipeline which was constructed and is operated by a Water Users Association predominantly made up of mines in the area. Additional water is available from the dewatering of the mines. Potable water is supplied from five boreholes supplying 30 — 50kl per day. It is pumped into a Braithwaite tank for storage and then used on site. There is also a filtration plant used as a backup to meet plant service water needs. It is unlikely that the Bokoni Mine will suffer business interruption losses due to water shortages.
Tailings dams
There are two tailings dams at the Bokoni Mine, the Merensky tailings dam and the UG2 tailings dam, both are located near the Concentrators. The Merensky tailings dam has an area of approximately 70 ha and the UG2 tailings dam has an area of approximately 63 ha.
The current tailings dam have a combined capacity of 170 kilo tonnes per month (ktp) at a maximum rate of rise of 2.5 m per annum. This is adequate for current production levels.
Waste rock dumps
Waste rock dumps are located adjacent to the various shafts to accommodate the broken waste rock hoisted from underground. The inert waste rock is used for construction and in future may be used to clad the slopes of the tailings dams.
Personnel
Organisational structure and compliment
The Bokoni Mine’s organisational structure is similar to other South African mines, whereby production is divided into the departments of mining, engineering and services. Services includes mineral resource management, finance, human resources, health and safety and the concentrator. Each department is managed by a head of department who reports to the general manager.
As required by South African statute, various persons are legally appointed to their positions, including the mine manager and his immediate sub-ordinates as well as the engineering manager and his sub-ordinates. Appointed managers are obliged to ensure that the mining activities are carried out according to the Minerals Act regulations and/or codes of practice/standard procedures drafted and adopted by the Bokoni Mine.

The Bokoni Mine at 22 March 2010 employed a total of 3,475 people across all disciplines and in all categories, as shown in Table 2 below.
Table 2. The Bokoni Mine employee compliment

Patterson Grade	Description	Actual
A	Semi-skilled: General workers	539
B	Skilled: Artisan and miners	2500
C	Supervisor: Foremen	360
D	Middle Management	68
E	Senior Management	8

TOTAL		3475

The above labour compliment includes all personnel necessary for the current operations.
Employment policy
The Bokoni Mine’s employment policy is to include all core skills from rock-face to manager as permanent ‘payroll’ employees. An agreement was recently reached with unions to the effect that contract labour would be utilised on UM2 shaft, which has a limited life of mine, in order to enable the mine to use its own employees on the build up of production on the long life Brakfontein mine.
The Bokoni Mine, however, continues to employ contractors in certain non-core activities.
Skills shortage and development
The Bokoni Mine suffers from the industry-wide skills shortage, particularly in the mining processing and engineering disciplines. Currently the Bokoni Mine has a Skills Retention Policy which includes various initiatives to retain employees with scarce skills including retention allowances. The skills shortage as at 22 March 2010 is summarised in Table 3.
Table 3. Current Bokoni Mine critical skills shortage

Description	Actual
Shift Supervisors	48
Miners	75
Mine Overseers	11
Artisans	71
Engineers	3
Mining Managers	2

Total	210

The skills shortage is also being addressed through training and development and the Bokoni Mine still enjoys the benefit of Anglo Platinum’s skills capacity pool, its Learnership and Candidateship programmes for miners and mining equipment operators, as well as the bursary programme for knowledge workers. Targeted recruitment continues to take place on the mine.
The shortage of miners is being addressed by having 25 learner miners in training, six of which are doing their practical assessments in stopes with appointments pending. The shortages in artisans and trackless equipment operators are being successfully filled with contractors.

Currently the Bokoni Mine training centre has been accredited by the Mining Qualifications Authority and in house training takes place for all core occupations. The mine also utilises Anglo Platinum training facilities on a pay for use basis. The Bokoni Mine has an adult basic education training programme and an HIV/AIDS prevention programme in place. The local community also benefits from these programmes.
History
The production history for the last three years is shown in Table 4 below.
Table 4. Production summary for the past three years

	2007	2008	2009
Tons Milled	1 333 000	1 098 000	943 403
4E In Situ Grade	5.44	5.42	5.09
4E Oz Produced	178 083	142 039	116 586
Geological Setting
Regional geology
The BIC is situated in the northern half of South Africa and exists as an ellipse-shaped body consisting of five lobes. The BIC is the world’s largest known ultramafic igneous intrusion that extends approximately 450 km east to west and approximately 250 km north to south and forms parts of Limpopo, North-West Province, Gauteng Province and the Mpumalanga Province. It is estimated to have been formed approximately 2,000 million years ago (Ma). The BIC is host to PGM mineralisation in addition to chrome, vanadium, nickel and copper.
The five lobes are referred to as the Western, Eastern, Northern (includes both the Potgietersrus and Villa Nora compartments), South-Eastern, and Far-Western areas. The latter occurs as a limb-like extension to the west of the BIC and mainly comprises rocks of the Marginal and Lower zones, with some Critical and Main zone development. The South-Eastern BIC is completely covered by sedimentary successions of the Karoo Supergroup, while the remaining four lobes are variably exposed with some areas under extensive soil cover.
The Merensky and UG2 are products of primary magmatic mineralisation within the BIC.

Figure 3. Regional geological setting — Bushveld Igneous Complex

Alkaline intrusions
Lebowa Granite Suite
Rashoop Granophyre Suite
Rustenburg Layered Suite
Rooiberg Group
Transvaal Sequence
N
Eastern Limb
Potgietersrus
Burgersfort
Steelport
Warmbaths
Groot Marico
Stofberg
Dullstroom
Middelburg
Rustenburg
PTA
JHB
Bethal
100 km

Local Geology
The Bokoni Mine is located on the northern extremity of the Eastern Limb of the BIC. The platiniferous horizons of economic significance occur within the Merensky and the UG2 horizons. PGM mineralisation is specifically located within the Merensky horizon and the UG2 horizon, which forms part of the Upper Critical zone of the Rustenburg Layered Suite.
Both horizons sub crop and in some instances outcrop in the project area along a 16.5 km strike length. The BIC layering dips from northeast to southwest at approximately 25º in the north-western areas (Zeekoegat), and gradually decreases to approximately 18º in the south-eastern area (Brakfontein). The general structural geology is characterised by northeast and east trending dykes and faults with associated conjugated joint sets.
The mining area is located within the farms, Zeekoegat, Middelpunt, Umkoanestad and Brakfontein. The north-eastern portion of the mining area is located below a range of pyroxenite hills and the south-western portion is below the valley floor and is overlain by black turf.
The Merensky is a feldspathic pyroxenite reef horizon and is stratigraphically situated 350m above the UG2 and is near the top of the Upper Critical Zone. The Merensky is located below the three to six metre thick Merensky Pyroxenite layer and above the Merensky Norite layers. Two thin chromite stringers are discontinuously developed with the upper stringer positioned 20 cm to 25 cm from the Merensky Pyroxenite hanging-wall contact, and the lower stringer located on or just above the Merensky Pyroxenite’s basal contact.

In the absence of a consistently developed chromite stringer, the upper contact of the Merensky Pyroxenite layer assists to define the top position of the Merensky horizon and is a guide for sampling purposes and on-reef mining. The Merensky hanging wall stratigraphic sequence is typified by medium to coarse grained feldspathic lithologies, ranging in composition from mela-norites to anorthosites. The Merensky footwall stratigraphic sequence has a sharp footwall contact, usually marked by the lower chromite stringer. While the top contact tends to be planar, the basal contact is undulating as a result of thermo-chemical erosion of the more mafic Merensky lithologies with their underlying felsic lithologies. This contact is often associated with a thin anorthosite layer (approximately 3 cm thick) that probably formed as a secondary reaction product of thermal erosion.
The UG2 is stratigraphically situated approximately 350 m below the Merensky and is separated by a series of well layered sequences. The UG2 is comprised mainly of this well defined chromitite layer together with minor hanging wall and or footwall constituents. The average width of the UG2 is 70 cm. It is overlain by a medium-grained poikilitic feldspathic pyroxenite that averages 9.85 m in width, and hosts a variable number (generally up to 4) of very thin chromitite layers. The position of these stringers is important to the mining of the UG2. The UG2 is underlain by a pegmatoidal feldspathic pyroxenite layer of approximately 0.75 m in width which is commonly host to disseminated chromite and some base metal sulphide occurrence within close proximity to the UG2. The UG2 elevation isopachs indicate a relatively undisturbed tabular and gently dipping layer. UG2 widths generally increase to the west from an average of 67 cm on Umkoanestad to 74 cm on Zeekoegat. There is no evidence of severe undulations to this layer that would adversely affect the planned mining method. Severe undulations of the UG2 are known to hamper mining by increasing dilution and off-reef mining.
Potholes are magmatic disturbances of the reef plane that are generally deep eroded depressions that have serious structural implications in respect of reef continuity. Merensky potholes, including those at the Bokoni Mine, have been well documented. Current indications are that potholes account for approximately 16% of the estimated total geological loss of 20%.
As with the Merensky, the UG2 is known to be affected by potholes. UG2 potholes typically have a “soup-bowl” profile. The characteristics of normal UG2 are not preserved in the Bokoni Mine potholes and the succession often occurs as a variably thickened feldspathic pyroxenite package, containing disrupted and discontinuous chromitite layers. As a result, grades within potholes are highly erratic and, invariably, sub-economic. UG2 potholes at the Bokoni Mine are commonly destructive and are not economically mineable. Geological pothole losses for the UG2 are estimated at 9% of the estimated total geological loss of 15% for the Bokoni Mine UG2.
The weathered overburden (soil and calcrete) depth across the Bokoni Mine is highly variable ranging from no overburden in the rocky outcrops and hill areas, to in excess of 50 m in the valley areas. The average overburden depths below surface are Zeekoegat 10 m, Middelpunt 22 m, Umkoanestad (valley) 30 m, Umkoanestad (mountain) 2 m and Brakfontein 40 m. The depth of oxidation may be reasonably estimated by adding 25 m to the overburden depth. A mineralogical study by Paetz & Reinecke (Dec 2002) has confirmed that the depth of oxidation in the vicinity of the Vertical Shaft is approximately 40 m.
The geological structure at the Bokoni Mine is not complicated with faulting. According to existing workings, minor faulting is expected to occur, and would consist of dextral and sinistral strike-slip faults, normal and reverse dip-slip faults and faults with more complex combinations of these components. Displacements are expected to be small, at generally ≤ 1 m. Major conjugate joint set orientations were measured from strong macro-lineament features evident from an aeromagnetic survey image and land satellite imagery which provided orientations in the order of 99° and 159°. Joint sets may result in poor ground conditions for mining but are not considered a geological loss.

An airborne aeromagnetic survey has successfully identified three to four swarms of northeast striking dolerite dykes. Post-mineralisation dyke occurrences are noted on the Zeekoegat, Middelpunt and Umkoanestad farms. Current underground workings at Umkoanestad have intersected dykes up to 10 m wide. No serious problems were encountered during mining through these features, and no significant displacements were noted to be associated with them. The estimated geological loss associated with dykes across the property is 4%. The aeromagnetic response to these features exaggerates the actual width dimension. Not all dykes have magnetic responses and a few (very minor proportion) east-west orientated dykes are known to have no magnetic response.
The BIC stratigraphy is sometimes affected by randomly occurring, late-stage replacement pegmatite bodies. These pegmatite bodies have a range of compositions from highly ultramafic to felsic. The Bokoni Mine is no exception to the occurrence of these geological features, but is noted to have minimal evidence for the more mafic replacement pegmatites. Geological losses are estimated at less than 3 % for replacement pegmatites.
Exploration
The geological exploration and evaluation process involves reconnaissance, planning, diamond drilling, core logging and sampling, trenching and sampling, soil sampling, aeromagnetics, ground magnetics, mapping, processing, interpreting and modelling.
The Bokoni Mine has been the focus of various exploration activities since 1964, with six phases of exploration having been carried out, all involving diamond drilling. Activities have centred on the Merensky, and only since 1999 has considerable focus been directed at the UG2.
The UG2 has limited exposure along the hills located along the northern boundary of the Bokoni Mine. Where the outcrop exists on the Umkoanestad and Wintersveld farms, it has been mapped. A number of dolerite dykes outcrop in these hills and have also been mapped. During 2002, a trenching program was conducted along the western UG2 outcrop areas on the Zeekoegat farm. Twenty-six trenches were excavated across this property, resulting in an accurately mapped UG2 sub crop position.
Routine underground exploration is conducted by means of mapping and diamond drilling. This serves to enhance the detail of geological information as the mine is developed.
Mineralisation
Merensky mineralisation
At the Bokoni Mine the mineralisation within the Merensky occurs at both the upper and lower chromitite stringers. Most of the PGMs are associated with the upper chromite stringer and often extend over wider intervals to below the chromite stringer. Mineralisation associated with the lower chromite stringer at the base of the Merensky is generally over a very narrow interval and is sometimes absent. High PGM grades are often associated with the lower chromite stringer, but due to its greater separation from the upper stringer, it was not included in the Mineral Resource estimates. The Merensky has visible base metal sulphides (commonly pyrite and pyrrhotite) and, as a result, may have viable concentrations of copper and nickel.
PGMs are commonly associated with base metal sulphides and are associated with the silicate and chromite minerals. The relative proportions of PGM content for the Merensky are colloquially known as the ‘prill split’. Prill splits are determined as part of the Mineral Resource estimation process. At the Bokoni Mine, the Merensky PGM prill split is Pt 61%, Pd 29%, Rh 4% and Au 6%.

UG2 mineralisation
The UG2 mineralisation is comprised mainly of PGM accumulations that are hosted within the chromitite layers and have variable occurrences in the immediate footwall rocks, but very little in the hanging wall rocks. A 95 cm resource cut in most instances allows for the complete extraction of the mineral content. In the case of the presence of internal lenses (bifurcation) of pyroxenite, anorthosite or norite, the resource cut width may have to be increased to ensure that the UG2 is completely extracted.
The PGM mineralisation occurs in solid solution with sulphides, sulpharsenides, arsenides, bismuthides, tellurides, bismuthotellurides and alloys. PGM-sulphides, tellurides, and alloys are the main constituents of mineralisation in the UG2. The PGM prill split for the UG2 is broadly Pt 43%, Pd 48%, Rh 7%, and Au 2%.
Drilling
At the Bokoni Mine, after reconnaissance and planning, borehole drilling sites are identified using GPS technology and then drilled by a reputable South African contract drilling company. All diamond drilling of recent years has ensured intersections for both the Merensky and UG2 are drilled. The Merensky and UG2 are separated by some 350m of intermediate stratigraphy.
Surface drill holes are distributed across the Bokoni mining licence area, with a closer drill grid spacing across the Brakfontein property. This is due to the targeting of the Brakfontein Merensky project and its associated study level requirements for obtaining higher confidence levels. The deeper areas have appropriately increased the drill grid spacing and are confirming the presence of the Merensky horizon.
Underground drilling is conducted ahead of the mining face to determine continuity of the reef, intersect gasses and water ahead of the mining face and to identify geological structures that may impact on mining.
Sampling and Analysis
Core logging and sampling
Core logging is undertaken by qualified geologists where all boreholes and their deflections are accurately logged in terms of lithology, mineralisation, alteration and structure. Logging details are entered directly into a database, making use of the Sable software package designed for this purpose. Geotechnical and structural logging is also carried out by geotechnical staff and structural geologists.
During the logging process, the sampling interval through the mineralised succession is determined and individual samples measured, marked-off and numbered according to standards. Sampling is done continuously throughout the sample section. Measurements and marking of sample lengths/widths are carried out according to the Bokoni Mine standards.
Once the sampling and logging of the boreholes is completed, the remaining core is stored on core racks. The sample intervals and numbers are replicated onto the remaining core surface for reference, and future re-sampling if necessary. The sampling data is fully documented and recorded on site, with records of all sampling maintained.
The sampled borehole core (intersections of Merensky and UG2) is then assayed for individual PGM content, as well as density and Cu and Ni contents.

Underground sampling
All on-reef development is sampled. The interval between sections is a minimum of 10 m and a maximum of 20 m. Advanced strike gully (“ASG”) sampling is done at 20 m intervals. ASG samples are approximately 30 m apart in the true dip direction. This creates a pseudo grid of 20 m by 30 m.
The sampler is responsible for accurately recording the true distance of the sampled sections from underground survey pegs. Underground sampling is typically done by means of cutting channels using a rotary diamond saw machine powered by compressed air.
The sampler records all geological features such as reef characteristics, prominent alterations, hanging wall or footwall, faults or dykes, potholes or major rolls and occurrences of reef left in the hanging wall or footwall. Deviations and anomalies are reported to the responsible geologist.
Each sample is carefully placed in a clean plastic bag and a bar coded sampling ticket is pasted on the bag and closed. Samples are captured in the Mineral Resources Management (MRM) database by the sampler on the same day. The sampler is responsible for ensuring that his sections are captured correctly.
Sample preparation, analyses, and security
A variety of analytical techniques have previously been used in assaying samples. Since 2000, diamond core samples have been sent to Anglo American Research Laboratory now (Anglo Research (“AR”)) in Crown Mines where they are analysed for PGMs, Ni and Cu. The laboratory is operated by a subsidiary of Anglo American and is International Standards Organisation 17025 accredited.
Core samples are cut, split, bagged and checked against accompanying sample requisition sheets and sample descriptions by the geology department after which they are dispatched for analysis.
Samples are analysed for Pt, Pd and Au using fire assay (lead-collector and gold as co-collector) with inductively coupled plasma (ICP) finish. 3E is Pt+Pd+Au, for Rh (where 3E is greater than 1.5 g/t) using fire assay (lead collector and palladium as co-collector) with ICP finish and Cu and Ni using X-ray fluorescent (XRF) analysis. Density is measured using Grabner pycnometer.
The laboratory has a comprehensive assay quality control system that includes blanks, certified reference materials, in-house reference materials, and twin streaming / replicate analyses.
Care is taken during the handling of samples to avoid potential cross-contamination or misplacement of samples. High and low grade materials are processed in completely separate areas throughout the laboratory, using dedicated and clearly labelled equipment. Samples are weighed and checked upon receipt. Quarry quartz is crushed and milled between individual batches to avoid any possible carry-over. This quartz is analysed with the batch and this data reported on during progress meetings.
Apart from basic sample preparation, there is currently no analytical laboratory at the Bokoni Mine. The Bokoni Mine utilises the facilities at the Polokwane Smelter Complex (for assays of the mill feed, tailings and underground samples) and AR (assays of concentrate samples).
Mineral Resource and Mineral Reserve Estimation
The Mineral Resource and Reserve estimates are compiled in accordance with the South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC Code).

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This AIF uses the terms “measured resources” and “indicated resources”. Anooraq advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml.
Cautionary Note to Investors Concerning Estimates of Inferred Resources
This AIF uses the term “inferred resources”. Anooraq advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml
Mineral Resource and Mineral Reserve estimates are reported as follows for the Bokoni Mine properties (including the existing Bokoni Mine, and planned project expansions at Brakfontein and Middlepunt). Mineral Resources (Remaining Resources) are also reported for the regions outside of the existing mine plans and project expansion plans but within the Bokoni Mine properties.
The annual Mineral Resource and Reserve Statement for the Bokoni Mine were updated as of 31 December 2009. The qualified person responsible for the updating of the mineral resource is Mr. P. Stevenson Pri. Sci. Nat. (Resource manager at Anglo Platinum). The qualified person responsible for updating the mineral reserve is Mr. B. Reddy, Pri. Sci. Nat. (Executive: Mineral strategy and exploration at Anooraq). In the opinion of the qualified persons there are no material changes in the resource and reserve estimates of 2009 as compared to the 2008 mineral resource and reserve estimates as quoted in the May 2009 technical report.
The Mineral Resource and Reserve Estimates as at 31 December 2009 are shown in Table 5 and 6 below.
Table 5: Ore Reserve Tabulation for the Bokoni Mine as at 31 December 2009

		Total			Attributable to Anooraq
Category	Reef Type	Mt	4E Grade (g/t)	4E Oz (Moz)	Mt	4E Grade (g/t)
Proved	UG2	33.0	5.47	5.8	16.8	5.47
	Merensky	19.1	4.53	2.8	9.7	4.53
	Total	52.1	5.13	8.6	26.5	5.13
Probable	UG2	8.6	5.31	1.5	4.4	5.31
	Merensky	5.1	4.14	0.7	2.6	4.14
	Total	13.7	4.99	2.2	7.0	4.99
Notes: The qualified person responsible for the compilation of the Ore Reserve is B. Reddy. The grade indicated is the mill delivered grade.

Table 6: Mineral Resources Tabulation

		Total			Attributable to Anooraq
Category	Reef Type	Mt	4E Grade (g/t)	4E Oz (Moz)	Mt	4E Grade (g/t)
Measured	Merensky	24.7	5.92	4.7	12.6	5.92
	UG2	108.9	6.75	23.6	53.5	6.75
	Total	133.6	6.59	28.3	68.1	6.59
Indicated	Merensky	29.0	5.73	5.3	14.8	5.73
	UG2	73.9	6.82	16.2	37.7	6.82
	Total	102.9	6.50	21.5	52.5	6.50
Measured + Indicated	All	236.5	6.55	49.8	120.6	6.55
Inferred	Merensky	92.0	5.55	16.4	46.9	5.55
	UG2	131.3	6.78	28.6	67.0	6.78
	Total	223.3	6.27	45.0	113.9	6.27
Notes: The qualified person responsible for the compilation of the Mineral Resource is P. Stevenson. Resources are inclusive of Reserves
The Merensky reserve has decreased by 8% year on year and the UG2 Reserve by 5% year-on- year, in terms of 4E ounces. The change in reserve is largely due to the decrease in resources, resulting in a lower conversion of resources to reserves. The changes in the mineral resource are explained below:
Merensky Reef:
During 2009 a new resource evaluation was completed. This resulted in overal decrease of the resource cut, but the total 4E Metric Ounces (“Moz”) content decreased only marginally. The total Merensky resource tonnage decreased from 156.2 Mt at 5.40 g/t (27.09 4E Moz) to 145.7 Mt at 5.65 g/t (26.4 4E Moz).

UG2 Reef:
During 2009 a new resource evaluation was completed. This resulted in overal decrease of the resource cut by 0.03m (1.01m to 0.98m) and the overal density over the resource cut decreased from 4.03g/cm3 to 3.98g/cm3.
The total 4E Moz content decreased only marginally. The total resource tonnage decreases from 325.4 Mt at 6.06 g/t (69.0 4E Moz) to 314.1 Mt at 6.78g/t (68.4 4E Moz).
Estimation Methods
The Mineral Resource estimates for precious and base metal grades, thickness, density take a practical mining width cut into account. The total 4E PGM grade is the summation of the individual prill split grades for Pt, Pd Rh and Au.
The modelling procedure adopted was as follows:
•	the overall dip per farm was used to calculate the true reef thickness. Dip corrections were applied for true mining cut thickness per area, taking average dip angles into account:

Zeekoegat and Diamand: 25°

Middelpunt: 22°

Umkoanestad: 18°

Brakfontein: 16°

•	Modelling was completed using Datamine mining software in two dimensions.

•	The validated boreholes and underground samples were combined, compared and investigated geostatistically in order to characterise and optimise the estimation process.

•	Statistical and variogram analysis were completed.

•	The reef was investigated for the presence of distinct geological and statistical domains.

•	The ordinary kriging estimation technique was used for estimation of all the variables.

•	For the block model estimates, block size dimensions of 250 m by 250 m were used within and immediately adjacent to workings. The block dimension for the remainder of the area was 500 m by 500 m.

•	A minimum of 7 and a maximum of 30 samples were required within the search ellipse for interpolation. This was kept the same for all variables.

•	The resource tonnages were estimated using kriged density and thickness estimates, modified by dip correction factor and geological loss factor.

•
The Mineral Resource estimates used for mine planning and reporting are contained in a block model that is a combination of the kriged hangingwall, channel and footwall layer estimates, weighted according to the kriged density and respective thicknesses.

•	The Mineral Resource estimate considers optimum stope width cuts.
No geotechnical considerations were necessary for consideration during resource estimation due to the absence of chromite stringers or other sharp lithological contacts located in the direct hanging wall of the Merensky.
The Mineral Resource Management (MRM) underground sampling database and the Sable borehole database data were used for resource estimation. The Sable database has provision for storing prill, density and base metal analysis whereas the underground sample sections (MRM) can only store 4E grades. All data used was converted to WGS84 (LO31) format in 2003.
No PGM correction factor was applied to the borehole or underground sample values.

Where samples have missing density values the mean density values per rock type were assigned and then used during compositing and estimation. Assigned values were not used for statistical analysis or variogram modelling.
The Resource and Reserve conversion factors used for the estimation are shown in table 7 below.
Table 7: Resource and Reserve conversion factors

						Dilution by
	Geological			Pillar	Extraction	Mining		Off Reef
Reef Type	Loss	Dip		Losses	%	Activities	MCF	Dilution
UG2	15%	21	[o]	10.6%	89.4%	6%	94.2%	5.7%
Merensky	20%	22.8	[o]	6.9%	93.1%	7.9%	97%	5.7%
Known issues that materially affect mineral resources and mineral reserves
There are no issues that materially affect these Mineral Resources and Mineral Reserves. The Bokoni Mine has successfully mined and processed Merensky Reef and UG2 and have economically produced 4E concentrate for the last 25 years.
A complete risk assessment for Mineral Resource and Reserve estimates are undertaken annually. The assessment is based upon the SAMREC codes Appendix 1 checklist and provides the competent persons with a comprehensive understanding of the risks that may affect their estimates. The risk assessment is an initial step identifying risk items that require elimination, mitigation or tolerance of the risk, after which action is taken, and controls are implemented for monitoring progress. The risk assessment follows a standard method of a semi-quantitative measurement based on the concept of risk as a product of probability and consequence.
Mining Operations
The Bokoni Mine has been in production since 1969, originally producing ore from the Merensky via a vertical shaft located on the Middelpunt Hill property (Vertical Shaft) and various inclined shafts and in addition, more recently, starting in 2001, the Bokoni Mine has been producing ore from the UG2 via a series of adits at Middelpunt Hill.
In 2009 the Bokoni Mine produced 61,807 Oz’s of metal in concentrate from a milled tonnage of 943,403 tonnes. In its long-term planning in respect of the Bokoni Mine, Anooraq has determined that the production rate at the Bokoni Mine should be increased in order to reflect the true quality and scale of the Bokoni Mine mineral resource. Accordingly, Anooraq has reviewed the Anglo Platinum life-of-mine (LOM) plan for the Bokoni Mine and has developed a two phase medium term plan. Anooraq intends increasing production of ore from current levels of 85 000 tons per month (tpm), producing 150,000 4E oz per annum to 160,000 tpm producing 270,000 4E oz/annum by 2014. Thereafter, the production of ore at the Bokoni Mine will be increased to 375,000 tpm producing 570,000 4E oz/annum from 2016 onwards. The LOM production profile is depicted in figure 4 below.

Figure 4. LOM planned ore production
Bokoni Mine operations
The Bokoni Mine lease area is extensive, covering some 15,500 ha including a strike length of almost 16.5 km and a dip length of almost 10 km. The Merensky and UG2 mineralised horizons are in the order of 300 m apart and either outcrop (in the hills) or sub crop (in the valleys) and extend to depths beyond 2,000 m below surface, towards the south-western boundary.
The above-mentioned extent of the Bokoni Mine requires a tailored depletion strategy, including various phases. Therefore the mining rights area has been divided into a series of mining blocks according to strike length, of approximately six kilometres and depth, no more than nine production levels per shaft system.
The Bokoni Mine’s current depletion plan includes a generic access strategy which proposes a system of declines and vertical shafts to exploit the mining blocks. Initial access to the shallow Merensky and UG2 horizons is by means of separate decline shaft systems. These decline shaft systems will facilitate mining to a depth of approximately 650 m below surface. From the lowest level, vertical shafts will be raise-bored to surface and equipped to provide men and material access plus ventilation so that mining can continue to deeper levels. The access infrastructure is depicted in the figure below.

Figure 5. Bokoni LOM infrastructure
Various mining methods are employed at the Bokoni Mine. All stoping operations and conducted by means of hand held drills, with the removal of ore from stope panels done by means of scrapers and winches. Conventional development is conducted at Vertical and UM2 shafts. Development at Brakfontein and Middelpunt Hill is done by mobile Trackless equipment. Horizontal transport of ore is done by means of track bound locomotives at Vertical shaft and UM2 shafts. At Brakfontein, and increasingly at Middelpunt Hill, ore from stopes is tipped directly on conveyor belts that transport the ore horizontally and vertically out the mine. The use of load and haul trackless equipment is used extensively to move broken waste and ore to tips at Middelpunt Hill and Brakfontein.
Merensky ore is currently produced from the Vertical shaft and an inclined shaft on the adjacent Umkoanestad property (UM2 Inclined shaft). Production from these shafts is currently being phased out primarily because of the long distances between the shafts and the working places, and current Merensky production of 45,000 tpm is expected to be replaced by production from the Brakfontein Merensky Project (BRK Merensky Project), which is located in the south-eastern extremity of the Bokoni Mine.
Currently, UG2 ore is produced exclusively from the Middelpunt Hill shaft, which comprises a number of adits and underground development. Production from the adits will be exhausted in the near future and UG2 production will be replaced by production from underground development. Production at Middelpunt Hill is currently 35,000 tpm and will be increased and maintained at 40,000 tpm by 2011.
The Bokoni Mine currently has two concentrator plants, one for the processing of ore from the Merensky ore and the other for the processing of ore from the UG2. These concentrators are situated adjacent to one another close to the Vertical shaft.
The Merensky concentrator (capacity 100 ktp) is currently dedicated to processing Merensky ore from the Vertical shaft, UM2 Inclined shaft and Brakfontein shaft. The UG2 concentrator (capacity 65 ktp) is dedicated to processing ore from the Middelpunt Hill UG2 adits and decline.
The Bokoni concentrator ‘toll-treats’ ore, on a temporary basis, from the neighbouring Twickenham Mine, owned by Anglo Platinum, at a rate of approximately 15 ktp.
Both concentrators currently operate at efficiencies of near 90%.

Merensky MF3 Plant
The current 100 ktp Merensky concentrator, built in 1990/91 was upgraded in 2009 from 85 ktp to 100 ktp. The concentrator includes three milling stages with inter-stage flotation circuits. By today’s standards, the Merensky concentrator employs older technology but nevertheless maintains high operating efficiencies and availability.
UG2 MF2 Plant
The 65 ktp UG2 concentrator includes two milling stages with inter-stage flotation circuits (MF2). It is a dedicated concentrator, constructed in 2000 to treat UG2 ore that has subsequently been mined at the Middelpunt Hill adits. The UG2 concentrator can treat Merensky ore and tests conducted, indicated that acceptable recoveries on Merensky Reef was achieved. Approximately 20 ktp of Merensky ore will be treated in the UG2 concentrator when Merensky production reaches a steady state of 120 ktp. The UG2 concentrator is located adjacent to the Merensky concentrator and is similarly well-maintained, providing good operating availability.
Merensky and UG2 concentrates are stored separately ahead of the common Larox concentrate filter. Filtration is conducted on a campaign basis and the capacity is adequate for current production.
Merensky concentrate is filtered to a moisture content of about 5% and UG2 concentrate to about 14%. The difference is due to the different particle sizes of the products. The smelter requires a moisture content of less than 15%, therefore in both cases the concentrate is within the moisture specification.
All of the Bokoni Mine’s concentrate is currently supplied to Anglo Platinum’s Polokwane Smelter Complex pursuant to an agreement between the Bokoni Mine and Anglo Platinum (through RPM). The Refiner (RPM) pays Bokoni Mine monthly for Bokoni Mine’s concentrate. The price payable is based on a fixed market-related percentage of the equivalent ZAR price for the various metals for the preceding month, taking into account the costs of smelting and refining to be incurred by RPM.
As per common practise in concentrate sale agreements, various penalties, for concentrate not meeting the agreed specification, are provided for in the off-take agreement and are deductible from the price payable for concentrate. These costs include penalties for excess moisture or chrome and concentrate grade below 185 g/ton (4E).
Ga-Phasha Platinum Project
Property Description and Location
The Ga-Phasha Project is located on the Eastern Limb of the BIC in South Africa, approximately 45 kilometres north northwest of the Limpopo Province town of Steelpoort and 250 kilometres northeast of Johannesburg. The property consists of four farms, covering an area of approximately 9,700 hectares, held by GPM, a wholly owned subsidiary of Bokoni Holdings.

Figure 6. Mineral Rights Holdings, Ga-Phasha Project Area
A new order mining right (LP 30/5/1/2/2/108MR) for the farms De Kamp 507KS, Avoca 472KS, Klipfontein 465KS, Portion 1 and remaining extent of Paschaskraal 466KS is in place.
Surface rights on Paschaskraal 466KS, Klipfontein 465KS, De Kamp 507KS and Avoca 473KS are held by the state in trust for local tribal authorities.
There are no known environmental liabilities that the company is aware of.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Ga-Phasha site is located in a region of sparse development with little infrastructure. Access to the site is gained via gravel roads from Steelpoort or Burgersfort to the southeast and from Polokwane approximately 80 kilometres to the northwest. Ga-Phasha is also accessible from the adjacent Bokoni Mine.
Recent development at the neighbouring Twickenham-Hackney mine has improved the local infrastructure considerably. This includes paved roads, power lines, and water supplies.
The climatic conditions of the Ga-Phasha area are typical of the Limpopo Province. Summer day temperatures are warm to hot, averaging 26 to 30 degrees celsius, and the winter months are moderate to cool. The area is considered semi-arid, with annual rainfall of approximately 529 mm per annum, which is below the average rainfall for South Africa. The rainy season extends over the summer months of October through April.
The general topography of the area is defined by a relatively flat valley, flanked by pronounced north-west to south-east trending mountain ranges that are located on the north-eastern and south-western sections of the property. Extensive settlements have been developed at the foot of both these mountain ranges. The area between the villages where the land is flatter has been broken up into small farming units or plots for cultivating crops.

History
There has been a considerable amount of exploration on the Klipfontein and Paschaskraal farms by past operators such as JCI, Anglovaal and Anglo Platinum, with well over 300 drill holes completed.
Initial metallurgical test work by Anglo Platinum showed a very good flotation response with negligible effects from dilution and with platinum group element recoveries ranging from 92.7% to 96.5%. The good flotation response was attributed to the predominant association of PGM with base metal sulphides, which are coarser than those present in UG2 in the western Bushveld. Nickel, copper and sulphur recoveries were good for UG2 type ore, namely: 14-24% nickel, 77-86% copper and 83-90% sulphur.
In 2002, Anglo Platinum completed an economic study on the UG2 deposit (equivalent to a preliminary assessment because inferred resources were also used). This study envisioned an underground mine very similar to that being developed on the neighbouring Twickenham Farm, using down dip semi mechanized reef mining and access by twin shaft declines. Each decline shaft comprises three barrels: a decline ramp for equipment, a conveyor decline, and a chairlift decline for moving personnel. Ore was to be treated at the Twickenham concentrator. Based on twin declines producing 100,000 tonnes per month from the UG2 Reef only, Anglo Platinum concluded the project was an attractive investment and subsequently encouraged BEE group participation.
In February 2004, Anooraq commissioned a resource estimate for the Ga-Phasha Project utilizing drill hole information made available by Anglo Platinum from 299 drill holes drilled between 1966 and 2002. For the farms Paschaskraal and Klipfontein for the Merensky Reef, the resource estimation excluded the first 40 metres below surface, which is considered as an oxidized zone. Specific Gravity for the Merensky Reef was 3.1 and the UG2 Reef was 4.25. A 40% geological loss factor was applied, which includes 10% for faulting, 15% for potholes, 10% for intrusions and 5% for iron replacement bodies.
The Avoca and De Kamp farms adjoin Paschaskraal and Klipfontein on the down dip side of the UG2 and Merensky Reefs. No boreholes were drilled on these farms, but it could be assumed that the reefs developed on Paschaskraal/Klipfontein farms would be developed on Avoca and De Kamp.
At a 2 g/t 4PGM cut-off the Merensky Reef estimates were:
•	Measured and indicated resources of 43.2 million tonnes grading 4.39 g/t 4PGM.
•	Inferred resources of 39.8 million tonnes grading 4.28 g/t 4PGM on the Paschaskraal and Klipfontein farms.
•	Inferred resources of 97.6 million tonnes grading 4.34 g/t 4PGM on the Avoca and DeKamp farms.
At a 4 g/t 4PGM cut-off, the UG2 Reef estimates were:
•	Measured and indicated resources of 65.7 million tonnes grading 6.97 g/t 4PGM.
•	Inferred resources of 33.9 million tonnes grading 7.20 g/t 4PGM on the Paschaskraal and Klipfontein farms.
•	Inferred resources of 77.6 million tonnes grading 7.05 g/t 4PGM on the Avoca and DeKamp farms.
To June 2006, the drill hole database is comprised of 127 Merensky drill holes and 322 UG2 drill holes. Of these, 116 parent drill holes intersected the Merensky Reef (plus deflections there are 257 Merensky Reef intersections) and 230 parent drill holes intersected the UG2 Reef (with deflections there are a total 616 UG2 reef intersections). These databases were used to estimate the mineral resources. Measured, indicated and inferred resources in the UG2 deposit, and indicated and inferred resources in the Merensky Reef deposit increased from the 2004 estimates above.

Anooraq and Anglo Platinum undertook a property review in 2006. Several approaches were considered to optimize mining of the deposits at Ga-Phasha. UG2 was identified as the primary focus for development and the Merensky reef as warranting further study through additional drilling programs. As a result of this work, Anooraq and Anglo Platinum agreed on the parameters for a pre-feasibility study for the Project.
Geological Setting and Mineralization
The Ga-Phasha Project area is underlain by rocks of the Upper Critical and Main Zones. The Main Zone is comprised of gabbros and ferro gabbros (iron and magnesium rich igneous rocks).
The two platinum-bearing horizons at Ga-Phasha are the UG2 chromitite and the Merensky Reef, both of which occur within the Upper Critical Zone. The sequence strikes northwest southeast and dips in a westerly direction towards the center of the Bushveld Complex. The dip decreases on a regional scale from approximately 30 degrees in the north to approximately 10 degrees in the south. In general, the Reefs are separated by a package of norites and anorthosites, averaging some 390 metres in thickness.
The UG2 Reef is a chromitite layer that hosts PGM and some base metal sulphides. Mineralization occurs throughout the UG2 Reef chromitite with usually significantly higher values associated with the hanging wall and footwall contacts. Mineralization may also occur within the footwall pyroxenite, mainly associated with disseminated chromite and chromitite stringers/lenses, with grades of up to 10 g/t 4PGM. The hanging wall units do not contain significant PGM values although values in excess of 5 g/t can occur where associated with the chromitite stringers or disseminated chromitite.
The feldspathic pyroxenite rocks within the Merensky package host chromite, base and precious metal sulphide accumulations. PGE mineralisation occurs as discrete metals that are typically associated with and enclosed within the base metal sulphides and silicates. There is a strong association of the PGMs with the chromitite stringers usually demarcating the upper and lower contacts of the Reef, with higher grades at the contacts.
Sampling and Analysis, and Security of Samples
The following is a summary of the core logging and sampling procedures used by Anglo Platinum. Core logging is undertaken by qualified geologists on site at the Driekop Exploration Base, where all boreholes and their deflections are accurately logged in terms of lithology, mineralization, alteration and structure. Specialized geotechnical and structural logging is also carried out by rock engineering and structural geologists. After the bagging of samples on site at the Driekop core yard, the samples are transported to Anglo Platinum Research Centre (“ARC”) in Germiston, near Johannesburg, by 3 ton Dyna or pickup truck. ARC processed the samples from pre-2000 drilling. Post-2000 samples are processed by Anglo American Research Laboratory (“AARL”). When transported to AARL, the samples are delivered by ARC staff and vehicles.
Generally the recovered reef intersections of Merensky Reef and UG2 are assayed for 4PGM (Pt, Pd, Rh, Au) and Cu and Ni contents. Individual Pt, Pd, Rh and Au contents of each sample were determined.
ARC Procedures
All samples are duplicated and run on an A and B stream at different times. Internal Quality control occurs with every batch. ARC did not use blanks, and integrated an internal Quality Control sampling once a week. Comparative results from A and B streams are available.

All samples were pulverized to 80% +/-5% <75 microns. For Fire Assay — 4 elements (Pb collector), there is loss of PGM and these results then often required a correction factor to be applied. In the borehole database, samples assayed using Pb collector fire assay methods are not corrected. The precious metal concentration is reported as the sum of Pt, Pd, Rh, and Au. For Fire Assay-ICP, silver is used to collect Pd, Pt, and Au, and Pd is used to collect Rh. Using the Ag/Pd collectors reduces random losses of the PGM, providing a more precise analysis as well as a lower detection limit.
AARL Procedures
Samples are crushed in a jaw crusher to 2 millimetres. The entire sample is then milled to 85 per cent — 75 microns or finer. An 8-minute milling time is required. For Atomic Absorption, pulped samples are digested with a triple acid attack with perchloric, nitric and hydrofluoric acids. The acid attack is performed three times after which the solutions are transferred to 100 ml flasks and read on the Atomic Absorption Spectrometry for Cu and Ni. Four per cent of the samples are replicated. Two blanks and three reference standards are included in every batch.
Prior to X-ray fluorescence analyses, pulped samples are mixed with a styrene — wax binder (SASMU) and milled to mix in the binder and further reduce particle sizes. The samples are pressed into briquettes. The briquettes are read on the AARL PW 1404 X-Ray Fluorescope for Cu and Ni. Mineralogical effects are evident in the briquettes — hence separate ‘type’ calibrations are critical for UG2 and Merensky type samples. Approximately 5 per cent on the samples are replicated. Two reference materials are analyzed with every batch (max 100).
For Fire Assay and ICP, all assays are done in duplicate and the average of acceptable replicate pairs is reported. Samples are weighed out and mixed with an appropriate flux for the material type. Silver is used as a co-collector. The samples are fire assayed and the prills (material remaining from this process) are dissolved in aqua regia and read on the inductively coupled plasma (“ICP”) spectrometer for Pt, Pd and Au. One blank and two reference materials are analyzed with every worksheet (max 35).
For Rhodium, all assays are done in duplicate and the average of acceptable replicate pairs is reported. Samples are weighed out and mixed with an appropriate flux for the material type. Palladium is used as a co collector. The samples are fire assayed and the prills (material remaining from this process) dissolved in aqua regia and read on the ICP for Rh. One blank and two reference materials are analyzed with every worksheet (max 35).
AARL, an ISO 17025 registered company, has a comprehensive quality control system that includes blanks, certified reference materials, in-house reference materials, and twin streaming/replicate analyses.
Mineral Resource Estimates
All the estimates in this section are for 100% of the resource base. Anooraq currently has a 51% economic interest in these resources.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This MD&A uses the terms “measured resources” and “indicated resources”. Anooraq advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml.
Cautionary Note to Investors Concerning Estimates of Inferred Resources
This MD&A uses the term “inferred resources”. The Group advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml
The UG2 and Merensky Reef “resource cut widths” were established through a combination of model estimates of the geotechnical hanging wall thickness, the reef thickness and a minimum footwall dilution of 0.10 m. For the Merensky Reef, composited footwall components with a grade greater than 2.0 g/t 4PGM were also included. Grades and widths for both reefs are specific gravity and length weighted.i
The weathered and oxidized horizon, called Regolith in the tables below, extends to an average depth of 40 m below surface. The tonnages in the tables are after geological loss factors are applied. Geological losses are related to the presence of potholes and other structural features such as faults and dykes.
For UG2, the loss factors are Regolith, from 17% (measured) to 26% (inferred); Mining Footprint, 15% (measured and indicated); and Remnant, from 24% (indicated) to 25% (measured and inferred).
Table 8a. Paschaskraal and Klipfontein Farms
UG2 Reef Measured and Indicated Resources 1,4
Over a minimum width of 0.90 m

		Tonnes	4PGM[2]	Pt3	Pd3	Rh3	Au3
Horizon	Category	(millions)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)
Regolith	Measured	0.97	6.33	2.74	2.99	0.49	0.11
	Indicated	1.43	6.45	2.74	3.08	0.52	0.12
Mining	Measured	7.17	6.74	2.80	3.28	0.55	0.12
Footprint	Indicated	0.07	7.04	2.91	3.41	0.60	0.13
Remnant	Measured	16.71	6.40	2.71	3.05	0.54	0.11
	Indicated	55.95	6.56	2.77	3.14	0.53	0.11

Total Measured + Indicated		82.30	6.53	2.76	3.13	0.53	0.11

Table 8b. Paschaskraal and Klipfontein Farms
UG2 Reef Inferred Resources 1,4
Over a minimum width of 0.90 m

	Tonnes	4PGM[2]	Pt3	Pd3	Rh3	Au3
Horizon	(millions)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)
Regolith	1.13	6.28	2.68	2.99	0.50	0.11
Remnant	67.36	6.47	2.72	3.09	0.54	0.11

Total Inferred	68.49	6.47	2.72	3.09	0.54	0.11

For the Merensky Reef, a geological loss factor of 27% has been applied to each horizon.
Table 9a. Paschaskraal and Klipfontein Farms
Merensky Reef Measured and Indicated Resources1,4
Over a minimum width of 0.90 m

		Tonnes	4PGM[2]	Pt3	Pd3	Rh3	Au3
Horizon	Category	(millions)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)
Regolith	Measured	0.83	4.05	2.44	1.25	0.14	0.23
	Indicated	4.15	4.16	2.52	1.23	0.13	0.28
Remnant	Measured	7.54	4.35	2.63	1.33	0.15	0.24
	Indicated	44.05	4.70	2.94	1.30	0.17	0.28

Total Measured + Indicated		56.57	4.61	2.86	1.29	0.17	0.27

Table 9b. Paschaskraal and Klipfontein Farms
Merensky Reef Inferred Resources1,4
Over a minimum width of 0.90 m

	Tonnes	4PGM[2]	Pt3	Pd3	Rh3	Au3
Horizon	(millions)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)
Remnant	57.51	4.40	2.67	1.30	0.16	0.28
Mineral Resources for the Avoca and De Kamp farms were estimated over a minimum 0.9 metre width, but honouring reef widths (0.96 metres for UG2 and 1.3 metres for Merensky). Grade, width and specific gravity were derived from the up-dip resources for Paschaskraal (for De Kamp) and Klipfontein (for Avoca). Geological loss factor applied was 32% for Merensky Reef tonnage and an average of 25% for the UG2. The inferred mineral resources are estimated to be:

Table 10. Avoca and DeKamp farms
Inferred Resources1,4
Over a minimum width of 0.90 m

	Width	Tonnes	4PGM[2]	Pt3	Pd3	Rh3	Au3
Deposit	(metres)	(millions)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)
Merensky Reef	1.30	122.50	4.48	2.71	1.33	0.16	0.28
UG2	0.96	118.11	6.49	2.73	3.11	0.54	0.12
Notes to the Tables:
(1)
A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically viable. A mineral resource that is not a mineral reserve does not have demonstrated economic viability.

(2)	4PGM = platinum + palladium + rhodium + gold ;

(3)	Grades for individual elements are estimated from prill assays to tally 4PGM.

(4)	The resource estimate represents 100% of the Ga-Phasha resource of which 50% is attributable to Anooraq.

(5)	Metallurgical recoveries are assumed to be 100%.
The resource estimates were completed under the supervision of Gordon Chunnett, Pr.Sci.Nat., of Anglo Platinum Limited, who is a qualified person as defined by Canadian Securities Administrators, National Instrument 43-101.
According the October 2007 technical report, using metal prices of US$778/oz for platinum, US$288/oz for palladium, US$1,374/oz for rhodium and US$400/oz for gold and an ZAR: US$ exchange rate of 8.16, the cut-off for the UG2 resources would be 1.76 g/t 4PGE cut-off and the Merensky Reef would be 2.6 g/t PGM.
Recent Exploration
Anooraq and Anglo Platinum undertook a program review between April and October 2006. Several approaches were considered to optimize mining of the deposits at Ga-Phasha. The Review confirmed that the UG2 reef deposit would remain the primary focus for development, and the Merensky reef warrants further study through additional drilling.
Engineering and other work directed toward completion of a prefeasibility was initiated, with the following parameters/objectives:
•	a Phase 1 study to exploit the UG2 reef to a depth of some 650 meters below surface;
•	identification of a single preferred option by which to proceed to a bankable feasibility phase; and
•
contemplate and assess optimization of economies of scale between the Parties’ operations in the area, and in that regard, evaluate the possible usage of joint infrastructure and processing facilities between Anglo Platinum’s adjacent Twickenham Platinum Mine and Ga-Phasha.

Work toward completion of a pre-feasibility level study of mining the UG2 deposit to a depth of 650 metres was initiated near the end of 2006.

Over the past year, studies on mining method and infrastructure have been underway. Labour, socio-economic and environmental studies were also done.
Preliminary work suggests developing two declines, one in each of the Paschaskraal and Klipfontein areas, and a centrally located vertical shaft to access the deposits for mining. The most appropriate mining method appears to be conventional breast stoping, supported by rail bound, footwall infrastructure.
Exploration and Development
On completion of the Bokoni Transaction, Anooraq and Anglo Platinum decided to review the project development strategy. The acquisition of the adjacent Bokoni Mine created a new assortment of synergies between the Ga-Pasha and Bokoni Mine mineral properties. Management decided to initiate a review of the prefeasibility study that was in progress at the Ga-Phasa project. Furthermore, additional drilling conducted between 2008 and 2009 called for an update of the geological models and a revised mine plan for Ga-Phasha.
From preliminary investigations it is envisaged that all or a part of the Klipfontein mineral property (a portion of the Ga-Phasha mining lease area) can be accessed and mined from the existing Brakfontein shaft infrastructure at the Bokoni Mine.
In order to finalise the prefeasibility study of Ga-Phasha, the Group is in the process of compiling updated geological models and revising the mine plan for the Ga-Phasha mineral property. This study is expected to be completed in 2011 and will cost in the region of ZAR 6 million.
3. Platreef Projects
The Platreef Project has no mining, plant or equipment located thereon although the project has field accommodation and miscellaneous exploration equipment on site.
Location and property description
The Platreef Project is located near the town of Mokopane (formerly Potgietersrust) in South Africa, approximately 275 km northeast of Johannesburg. The property holdings comprise all or parts of 20 mineral properties, totalling 37,492 ha. The Platreef Project is divided into four geographical regions: the North Block, the Central Block, the Rietfontein Block and the South Block (Table 1 and Figure 2), further described below. The Drenthe and Witrivier farms are part of the Boikgantsho Project. The North and South Blocks fall under the Kwanda Project.
No surface rights have been secured on the properties to date. Once the required area has been established, it would be necessary to negotiate a purchase agreement with the surface rights owner(s). Prices are expected to range between ZAR 2,000/ha ($294) and ZAR 5,000/ha ($736) depending on the infrastructure required to be developed on the farms.

Figure 7. Property Holdings, Platreef Properties
Prospecting or mineral rights held by Anooraq, through Plateau Resources 51% ownership of Bokoni Platinum Holdings is listed in the table below:
Table 11. Platreef Mineral Rights

	Type and status of	Duration of New Order
Property or Farm	mineral rights	prospecting right
Kwanda North:
Ham 699 LR Gilead 729 LR Elberfield 731 LR Gideon 730 LR Chlun 735 LR Swerweskraal 736 LR	New order prospecting rights have been granted. They are hold jointly by Plateau and RPM. These apply to PGM’s and extend, as well, to gold, silver, copper and nickel.	This right commenced on 11 December 2007, and endures for 5 years to 10 December 2012.

	Type and status of	Duration of New Order
Property or Farm	mineral rights	prospecting right
Kwanda South:
Rondeboschje 295 KR Cyferkuil 321 KR Haakdoornkuil 323 KR Vaalkop 325 KR Naboomfontein 320 KR		This right commenced on 23 July 2008 and endures for 5 years to 22 July 2013.

Central Block:

Portion 2 of the Farm Elandsfontein 766 LR

Malokongskop 780 LR

Portion 1 of the farm Elandsfontein LR

Hamburg 737 LR

Portion 2 (a portion of portion 1) of Dorstland 768 LR

Portion 3 (a portion of portion 1) of Dorstland 768 LR

Noord Holland 775 LR

Mineral Area 1, excluding Mineral Area 2, on the Remaining Extent of Dorstland 768 LR

New order prospecting rights have been granted to Plateau.

Dortsland and Malokongskop coverall al minerals and oil and gas.

Noord Holland Right does not include oil and gas.

Portion 1 of Elandsfontein 766 LR and Hamburg 737 LR, includes all minerals.

Portion 2 of Elandsfontein 766 LR Portions 2, 3 and the Remaining Extent of Portion 1 and Mineral Area 1 of Dorstland 768 LR Remaining Extent and Portions 1 and 2 of Noord Holland 775 LR Portion 1 of Elandsfontein 766 LR and Hamburg 737 LR rights commenced 20 March 2007, and endure for 5 years to 19 March 2012.

Malokongskop 780 LR right commenced on 28 November 2006 and endures for 5 years to 27 November 2011.
Remaining Extent of Portion 1 of Dorstland 768 LR
Boikgantsho:
Drenthe 778 LR Remaining Extent of the Farm Witrivier 77 LR	New order prospecting rights have been granted to Plateau.	The Witrivier right commenced on 20 March 2007 and endures for 5 years to 19 March 2012.
Portion 1 of the Farm Witrivier 77 LR	Drenthe includes all minerals.	The Drenthe right commenced on 28 November 2006 and endures for 5 years to 27 November 2011.

Rietfontein Block: Rietfontein 2 KS	New order prospecting right has been granted to Plateau. It includes all mineral except precious stones and oil and gas.	This right commenced on 28 November 2006 and endures for 5 years to 27 November 2011.
Anooraq holds interests in mineral rights (or “farms”) over 37,000 hectares that make up the Central Block, the Rietfontein Block, the Boikgantsho and Kwanda Projects, collectively, known as the Platreef Properties.

Rietfontein Block
The Company has entered into a settlement agreement (the “Agreement”) effective 11 December 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) to replace and supersede the 2001 agreement relating to the Rietfontein property located on the northern limb of the BIC in South Africa. The 2001 agreement granted Ivanplats the right to earn a 50% interest in the Rietfontein property through expenditure related to exploration activities undertaken in accordance with approved technical programs.
The Agreement settles the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the Agreement are as follows:
•	Both parties abandon their respective claims under dispute forming the subject matter of arbitration.

•
The existing joint venture (“JV”) between the parties is amended such that the current Rietfontein JV is extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retain their existing prospecting rights in respect of mineral properties in their own names but make these rights and technical information available to the extended JV (“the Extended JV”).

•	Anooraq will be entitled to appoint a member to the Extended JV technical committee and all technical programmes going forward will be carried out with input from Anooraq.

•
Anooraq is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Anooraq has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Anooraq. On delivery of the feasibility study Anooraq may elect to either:-

•	Retain a participating interest in the Extended JV and finance its pro rata share of the project development going forward; or

•
Relinquish its participating interest in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Central Block
The Central Block consists of eight farms or portions thereof, acquired by Anooraq, through its wholly-owned South African subsidiary, Plateau prior to its joint ventures with Anglo Platinum. It also includes one portion of the Dorstland farm acquired by way of an agreement with RPM. Dorstland 768LR was acquired through an agreement with Pinnacle Resources in 1999. Rights to the other farms or portions are administered by the Department of Mineral Resources (“DMR”).
The Company is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

Kwanda Project (North Block and South Block)
On 16 May 2002, the Group completed a joint venture agreement with RPM for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex. In terms of the agreement, the Group acquired an initial 50% interest in the PGM rights to the twelve farms.
As of 1 July 2009, the joint venture terminated and Kwanda Platinum Mine Proprietary Limited, a private company incorporated under the laws of South Africa, a wholly owned subsidiary of Bokoni Holdco, owns the respective interest in and assets relating to the Kwanda Project. As a result of the completion of the Bokoni Transaction, Anooraq effectively owns 51% of the Kwanda Project.
The Company intends to continue with its existing prospecting programs at the Kwanda mineral properties in 2010 at a cost of approximately $0.2 million.
Boikgantsho Project (Drenthe, Witrivier and Overysel North)
In November 2003, Anooraq, through its wholly-owned South African subsidiary, Plateau, entered into a joint venture agreement with Potgietersrus Platinum Limited (“PPL”) to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm.
As of 1 July 2009, the joint venture terminated and Boikgantsho Platinum Mine Proprietary Limited, a private company incorporated under the laws of South Africa and a wholly owned subsidiary of Bokoni Holdco, owns the interest in and assets relating to the Boikgantsho Project. As a result of the completion of the Bokoni Transaction, Anooraq effectively owns 51% of the Boikgantsho Project.
Historically, significant exploration drilling has been conducted at the project site which has led to the declaration of a Mineral Resource in the indicated and inferred categories. This Mineral Resource was the basis of a high level preliminary evaluation undertaken by Anooraq and published in February 2005. Though the preliminary evaluation was at a level where definitive economic evaluation could not be carried out, the results of the work undertaken showed that the project value was significant enough to warrant further study. A review of the scoping study has been initiated and is expected to be completed by the end of April 2010 at a cost of approximately $0.1 million. Dependent on the outcome of the review, a prefeasibility study may be initiated in May 2010 and is expected to be completed by Quarter 4, 2011. The cost of the prefeasibility study is expected to be approximately $1.0 million.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
Access from Johannesburg to the central portion of the Platreef Project area is via highway N1 to the city of Mokopane, then 35 kilometres to the north northwest via well maintained secondary roads. There are nearby highways, railways, and high capacity electrical transmission lines.
The climate is semi-arid with moderate winter temperatures in the 20 degrees C range, typically increasing to 35 degrees C in summer.
Water from existing community wells and a well sunk by Anooraq is available for drilling on the property. Groundwater studies will be required to identify adequate supplies of process water for any mining operation.
The terrain is relatively flat, with a mean elevation of 1,100 metres; therefore, there are no prohibitive physical obstacles to inhibit exploration of the Platreef Properties. Vegetation is generally sparse and consists mostly of various thorn bushes.

History
Exploration on the Platreef Properties prior to the involvement of Plateau in 1998 had been sporadic in spite of numerous historic drill holes in identifying extensive PGM mineralization on the Farm Drenthe 778LR.
Rietfontein Block
Drilling by Ivanplats to test the Platreef target on Rietfontein began in July 2002. Thirty-six vertical core holes were drilled at spacing’s of 100 to 200 metre intervals along strike and 50 to 150 metres across the width of the Platreef pyroxenite. A further 31 diamond drill holes, totalling 6,374 metres, were drilled in 2003. This drilling has outlined a zone of PGM mineralization in the Platreef over a strike length of 1,600 metres on Farm Rietfontein, adjacent to the Turfspruit boundary.
Kwanda Project
In 2002, Plateau carried out an integrated exploration program of airborne geophysics, grid geochemistry and geological mapping in the area, tracing a pyroxenite unit that hosts a PGM deposit on an adjacent farm for six kilometres on the South Block property. A diamond drilling program, comprising 15 holes (2,465 metres) conducted in 2003 did not encounter significant PGM mineralization. An airborne geophysical survey was flown over the Platreef properties, including the North Block during the same period.
Central Block
Between 1998 and 2002, Plateau drilled 44 diamond drill holes completed on the farms Drenthe 778LR and Witrivier 777LR, confirming mineralization in the Drenthe deposit as well as tracing the mineralized horizon along the 4.5 kilometres.
A Preliminary Assessment of the Drenthe deposit done in 2003 based on the resources estimated to that time and a preliminary open pit design provided encouraging results.
Drilling programs prior to 2004 had established a mineralized corridor extending for approximately 2,100 metres, within which several 10-20 metre thick zones of mineralization with PGM concentrations in the range 0.5-2.5 g/t 4PGM, defining the Drenthe deposit.
Boikgantsho Project
Two phases of drilling were completed in 2004 to further delineate mineral resources and provide samples for metallurgical testing. Forty-six holes (19,570 metres) were drilled on the Drenthe Farm, 27 holes (5,261 metres) on the Witrivier Farm and 64 holes (12,739 metres) on the northern part of the Overysel Farm. Drill holes were generally spaced at 100 metre intervals along lines 100 metres apart on all three farms, except on the Drenthe farm where large areas were drilled at 50 metre spacing along lines 100 metres apart. The drilling programs expanded the Drenthe deposit and outlined a new deposit called the Overysel North. A resource estimate was done based on drilling to mid September 2004 (see Estimates of Mineralization, below). Mineralization remains open to the north and down dip to the west.
Metallurgical studies were carried out by Mintek, under the supervision of Dowding Reynard & Associates, an engineering company that specializes in management and process plant design. Mineralogical investigations showed the PGM grains to be quite coarse (45 microns average) with 80 percent of the PGM grains occurring as discrete grains separate from the base metal sulphides, and less than 10 percent associated with gangue. Initial rougher flotation tests showed high recoveries (Pd — 89%, Pt — 84%, Ni — 83%) at a relatively coarse grind of 60 percent finer than 75 microns.

Anooraq commissioned an updated Preliminary Assessment based on an open pit operation utilizing indicated and inferred mineral resources estimated for the Drenthe and Overysel North deposits, which was completed in March 2005. As the Preliminary Assessment included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, there is no certainty that the results of the Preliminary Assessment will be realized. For the study, the in-pit resource was capped for a mine life of 32 years or 160 million tonnes grading 1.05 g/t 3PGM (0.44 g/t Pt, 0.53 g/t Pd, 0.08 g/t Au), 0.12% Ni and 0.08% Cu at a US$10.50/tonne cut-off. The mill feed rate used was 5 million tonnes per year. A conventional mill circuit, comprising crushing, grinding and two-stage flotation was envisaged, using head grade driven concentrator recoveries of: platinum 75%, palladium 75%, gold 75%, copper 80% and nickel 75%. Mining and processing costs for the study were based on estimates provided by South African contractors and consultants. Administrative and environmental costs were based on contract submissions. The Preliminary Assessment used a ZAR: US$ exchange ratio of 7:1 and expected long term metal prices of US$650/oz for platinum, US$250/oz for palladium, US$375/oz for gold, US$4.00/lb for nickel and US$1.00/lb for copper. The pre-tax and pre-royalty model forecasted positive economics for the Project.
Drilling in 2005 focused on the Drenthe deposit and tested the entire area within the provisional open pit design for the Drenthe deposit used for the March 2005 Preliminary Assessment. The 24,400-metre program was comprised of 136 vertical holes drilled at 50-metre intervals along 50-metre spaced lines. The results were consistent with previous, wider spaced drilling, and confirmed the continuity of the PGM mineralization within the Drenthe deposit. The information was compiled and the block model was updated. Engineering studies toward a prefeasibility study on the Boikgantsho JV Project were also initiated in 2005, but further work has been deferred.
Geological Setting and Mineralization
Regional mapping, geophysical data and drilling at various spacing’s suggest that the Platreef extends for some 12 kilometres on the Platreef property. PGM mineralization within this 70-250 metres thick succession is commonly associated with pyrrhotite (iron sulphide), chalcopyrite (copper sulphide) and pentlandite (nickel sulphide).
The entire Platreef rock package is ‘mineralized’ to some extent, containing anything from 100 ppb up to approximately 10,000 ppb PGM in places. The configuration of a ‘mineralized zone’ is therefore a function of chosen cut-off grade, and typically, at cut-offs in the range 0.5 g/t to 1.0 g/t, PGM ‘mineralized zones’ are not confined to individual rock units. Nevertheless, these chemically defined zones typically form ‘layer-like’ bodies, or ‘reefs’ in South African terminology, which lie sub-parallel to the general igneous strike and dip of the Platreef rock package.
The weathering profile is variable and can extend as deep as 66 metres. Generally, less than 50% of drill holes exhibit any degree of strong weathering, to a mean depth of 14.2 metres.
Sampling and Analysis, and Security of Samples
The flow chart in Figure 11 illustrates the sampling and analytical protocol for the Platreef cored drill holes. The boxed core was picked up at the drill rig and transported to a secure core logging facility near Mokopane for geotechnical logging, geological logging, sample selection, quality control designation and sampling by Anooraq personnel. Half core is retained at the secure Anooraq warehouse near Mokopane. Master pulps are also retained at the warehouse. Pulps remaining after analyses at Acme have been shipped for long term storage at a secured warehouse at Port Kells, B.C.

Anooraq monitored the sampling and analytical procedures of the project with a detailed quality assurance/quality control (QAQC) program. Typically, the additional analytical work involved in the QAQC program was greater than 10% of the basic analytical requirement for a project. The QAQC program was separate from the internal procedures used by the analytical laboratories.
Figure 8. Analytical flow sheet

Mineral Resource Estimates
Resource estimates were completed for the Drenthe and Overysel North deposits as outlined by drilling to mid-September 2004. These estimates are for 100% of the resource base and Anooraq currently has a 51% economic interest in these resources.
Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This MD&A uses the terms “measured resources” and “indicated resources”. Anooraq advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml.
Cautionary Note to Investors Concerning Estimates of Inferred Resources
This MD&A uses the term “inferred resources”. The Group advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to our Annual Report on Form 20-F available at http://www.sec.gov/edgar.shtml
Indicated and inferred resources for the deposits are tabulated below:
Table 12. Boikgantsho Indicated Mineral Resources
Nov 2004 at a US$20 GMV/t cut-off

	Tonnes		Pt	Pd	Au
DEPOSIT	(millions)	3PGM (g/t)	(g/t)	(g/t)	(g/t)	% Ni (%)	% Cu (%)
Drenthe	132.24	1.25	0.53	0.62	0.09	0.14	0.09
Overysel North	44.42	1.64	0.67	0.87	0.10	0.10	0.06
Total	176.66	1.35	0.57	0.69	0.09	0.13	0.08
Table 13. Boikgantsho Inferred Mineral Resources
Nov 2004 at a US$20 GMV/t cut-off

	Tonnes		Pt	Pd	Au
DEPOSIT	(millions)	3PGM (g/t)	(g/t)	(g/t)	(g/t)	% Ni (%)	% Cu (%)
Drenthe	88.64	1.16	0.49	0.58	0.09	0.15	0.09
Overysel North	15.71	1.63	0.65	0.88	0.10	0.11	0.06
Total	104.35	1.23	0.52	0.63	0.09	0.14	0.09
Notes to tables 12 and 13:
(1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(2)	Gross Metal Value per tonne (GMV/t) is sum of Pt, Pd, Au, Cu and Ni grades multiplied by the following metal prices:

(3)	Pt — US$650/oz; Pd — US$250/oz; Au — US$375/oz; Ni — US$4/lb; Cu — US$1/lb.

(4)
G.J. van der Heever, Pr.Sci.Nat., of GeoLogix, an independent qualified person, is responsible for the resource estimate. The resource estimate is described in December 2004 and March 2005 technical reports, filed at www.sedar.com.

Recent Exploration
Work on the Platreef Properties, including the Boikgantsho pre-feasibility study, was deferred in 2006 and 2007 as the Company focused its financial resources on the Ga-Phasha Project, and in 2008/2009 as the Company focused on advancing the Bokoni Transaction.
Exploration and Development
Boikgantsho Project
Historically, significant exploration drilling has been conducted at the project site which has led to the declaration of a Mineral Resource in the indicated and inferred categories. This Mineral Resource was the basis of a high level preliminary evaluation undertaken by Anooraq and published in February 2005. Though the preliminary evaluation was at a level where definitive economic evaluation could not be carried out, the results of the work undertaken showed that the project value was significant enough to warrant further study. A review of the scoping study has been initiated and is expected to be completed by the end of April 2010 at a cost of ZAR 0.7 million. Dependent on the outcome of the review, a prefeasibility study may be initiated in May 2010 and is expected to be completed by Quarter 4, 2011. The cost of the prefeasibility study is expected to be approximately ZAR 7.5 million.
Kwanda and Central Block Projects
The Group intends to continue with its existing prospecting programs at the Kwanda mineral properties in 2010 at a cost of approximately ZAR 1.5 million.
ITEM 6. RISK FACTORS
The Company faces risks in executing its business plan and achieving revenues. The following risks are material risks that the Company faces. The Company also faces the risks identified elsewhere in this AIF. If any of these risks occur, the Company’s business and its operating results and financial condition could be seriously harmed and the Company may not be able to continue business operations as a going concern.
Metal price volatility
Anooraq’s business is strongly affected by the world market price of PGM in the future. Anooraq currently sells all of its PGM produced to RPM pursuant to a sale of concentrate agreement.
PGM prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Anooraq’s control. Based on current estimates of Anooraq’s 2009 PGM production, the approximate sensitivity of its revenue to a 10% increase or decrease in the market PGM price is a $21 million increase or decrease in revenue.
Industry factors that may affect PGM prices are the demand in the automotive sectors; industrial and jewellery demand; the level of demand for PGM; central bank lending, sales and purchases of PGM; speculative trading; and costs of and levels of global PGM production by producers of PGM. PGM prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of PGM is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties.

In the future, if PGM market prices were to drop and the prices realized by Anooraq on PGM sales were to decrease significantly and remain at such a level for any substantial period, Anooraq’s profitability and cash flows would be negatively affected.
Depending on the market price of PGM, Anooraq may determine that it is not economically feasible to continue commercial production at the Bokoni Mine which would have an adverse impact on Anooraq’s financial performance and results of operations. In such a circumstance, Anooraq may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Anooraq’s PGM inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.
Replacement of depleted reserves
The Bokoni Mine is Anooraq’s only producing property. Anooraq must seek to develop other properties to replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Anooraq’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of Anooraq may decline if reserves are mined without adequate replacement and Anooraq may not be able to sustain production beyond the current life of mine, based on current production rates.
Projects
Anooraq’s ability to sustain or increase its present levels of PGM production is dependent on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including: the accuracy of reserve estimates; metallurgical recoveries with respect to PGM and by-products; capital and operating costs of such projects; the future prices of the relevant minerals; and the ability to secure appropriate financing to develop it. Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for Anooraq to, among other things, find or generate suitable sources of power and water for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures.
Projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may increase significantly and economic returns may differ materially from Anooraq’s estimates or that metal prices may decrease significantly or that Anooraq could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed, either on its original timing, or at all. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Mineral reserves and resources
Anooraq’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of PGM or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.
The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because Anooraq prepares this Annual Information Form in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by National Instrument 43- 101, as well. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of Anooraq’s mineral resources constitute or will be converted into reserves.
Market price fluctuations of PGM, as well as increased production and capital costs or reduced recovery rates, may render Anooraq’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Anooraq to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require Anooraq to reduce its mineral reserves and resources, which could have a negative impact on Anooraq’s financial results. Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Anooraq to reduce its reserves. There is also no assurance that Anooraq will achieve indicated levels of PGM recovery or obtain the prices assumed in determining such reserves.
Liquidity and level of indebtedness
As of 31 December 2009, Anooraq had cash and cash equivalents of approximately $30.9 million and capital leases and long-term borrowings of approximately $555.5 million. There can be no assurance that Anooraq will be successful in repaying all of its indebtedness. Anooraq’s level of indebtedness could have important consequences for its operations, including:
•
The Group may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•	The Group’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.
Anooraq expects to obtain the funds to pay its operational and capital expenditure in 2010 through its future cash flows from the Bokoni Mine operations as well as available facilities on the OCSF. See “Financing the Bokoni Transaction”. Anooraq’s ability to meet its payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. Anooraq will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Anooraq cannot be certain that its existing capital resources and future cash flows from operations will be sufficient to allow it to pay principal and interest on Anooraq’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Anooraq may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Anooraq to access the bank public debt or equity capital markets on an efficient basis may be constrained by the level of its unrealized mark-to-market position, the dislocation in the credit markets, capital and/or liquidity constraints in the banking markets and equity conditions at the time of issuance.
Price volatility and availability of other commodities
The profitability of Anooraq’s business is affected by the market prices of commodities produced as products and by-products at Anooraq’s mines, such as Platinum, Palladium, Rhodium, Nickel and certain other base metals, as well as the cost and availability of commodities which are consumed or otherwise used in connection with Anooraq’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, water, steel and concrete. Prices of such commodities can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond Anooraq’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Anooraq’s projects. If Anooraq’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Anooraq’s operations and projects were to increase, or their availability to decrease, significantly, and remain at such levels for a substantial period of time, Anooraq may determine that it is not economically feasible to continue commercial production at some or all of Anooraq’s operations or the development of some or all of Anooraq’s current projects, which could have an adverse impact on Anooraq.
Exploration and Development
The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Anooraq and its joint venture partners will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.
The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in Anooraq not receiving an adequate return on invested capital.
The figures for mineral reserves and resources incorporated herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render reserves and resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

No Ore at exploration projects
The Platreef Project and the Ga-Phasha Project are in the exploration as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be ore. Although the Company believes that exploration data available is encouraging, there can be no assurance that commercially mineable ore bodies exist. There is no certainty that any expenditure made in the exploration of the Company’s undeveloped mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company must raise substantial additional funding.
Economic Risk
The profitability of Anooraq’s operations is significantly affected by changes in the market price of the metals it mines or explores for. The prices of PGM are volatile, and are affected by numerous factors beyond Anooraq’s control. The level of interest rates, the rate of inflation, world supply of PGM and stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of PGM have fluctuated in recent years, and future significant price declines could cause commercial production to be uneconomic and may have a material adverse effect on Anooraq’s business, results of operations and financial condition.
Government Regulation
The exploration and mining activities of Anooraq are subject to various South African national, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration activities and mining are also subject to various national, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of certain air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although Anooraq’s activities are currently carried out in accordance with most of the applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a material adverse effect on Anooraq’s business, results of operation and financial condition.
Electricity supply and price risk
The National Energy Regulator of South Africa (NERSA) has released its decision on Eskom’s tariff increase applications. The effect of this decision is that power tariff increases in South Africa will be effected over a 3 year period as follows:-

2010/2011:	24.8%
2011/2012:	25.1%
2012/2013:	25.9%

The net effect of this decision is that power input costs at mining operations in South Africa will increase by approximately 100% over the next 3 years. The Bokoni Mine operations are currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise between 5% and 8% (depending on summer or winter tariffs applied) of total operating costs at the mine operations. Accordingly, the recently announced power rate increases will increase operating costs by between 5% and 8% (seasonal adjustments) over the next three years. The Company anticipated these power increases and has budgeted accordingly. The Bokoni Mine continues to focus efforts on power usage reduction initiatives as part of the efficiency improvement initiatives currently being implemented at the operations.
The Bokoni Mine is also dependent on power generated by the state-owned utility, Eskom. In the past number of years there has been an increase in the number of electricity supply interruptions, resulting mainly from recent economic growth exceeding expectations and delayed investments in infrastructure upgrades and development. Although Eskom has announced a number of short- and long-term mitigation plans, we cannot assure you that we will not experience power supply interruptions.
The above increases in prices and possible supply interruptions may have a material adverse effect on Anooraq’s business, results of operations and financial condition..
South African Government Empowerment Initiatives
The mining industry in South Africa, where the Company’s projects are located, is subject to extensive regulation. The regulatory environment is developing, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the mining industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which makes the outcome of the legislation uncertain and may cause delays in the regulatory process. A number of significant matters have not been finalized, including the Royalty Bill, as well as legislation dealing with beneficiation. Anooraq cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on its business.
In October 2002, the South African Government enacted the Mineral Development Act that deals with the state’s policy towards the future of ownership of minerals rights and the procedures for conducting mining transactions in South Africa. The Mineral Development Act is an ambitious statute with wide-ranging objectives, including sustainable development and the promotion of equitable access to South Africa’s mineral wealth by the inclusion of HDSA into the industry. The Mineral Development Act came into effect in May 2004.
The South African Government has stated it will be issuing permits and licenses for prospecting and mining rights to applicants using a “scorecard” approach. Applicants will need to demonstrate their eligibility for consideration based upon the number of credits accumulated in terms of quantifiable ownership transformation criteria, such as employment equity and human resource development.
Future amendments to, and interpretations of, the economic empowerment initiatives by the South African Government and the South African courts could adversely affect the business of Anooraq and its operations and financial condition.
Joint Ownership Risks
Anooraq holds the bulk of its assets through Plateau’s 51% ownership of Holdco, the remaining 49% being held by Anglo Platinum. Plateau’s interests in these projects are subject to the risks normally associated with the joint ownership of operations. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Plateau’s profitability or the viability of its interests held through Holdco, which could have a material adverse impact on Anooraq’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with Anglo Platinum on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of Anooraq and Anglo Platinum to meet their obligations in respect of jointly owned properties; and (iii) litigation between Anooraq and Anglo Platinum regarding jointly owned property. See Item 5, “The Platreef Project — Location and Property Description — Rietfontein Block” for a discussion of a current dispute with a joint venture partner.
Future disputes and disagreements with business partners could adversely affect the business of Anooraq and its operations and financial condition.
Title Matters
While Anooraq has no reason to believe that the existence and extent of any of its properties is in doubt, title to mining properties is subject to potential claims by third parties claiming an interest in them. The mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. The Company’s mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes or to carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are held by Anooraq.
Mining and Insurance Risks
The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and gold bullion losses, most of which are beyond Anooraq’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Anooraq may incur significant costs or experience significant delays that could have a material adverse effect on Anooraq’s financial performance, liquidity and results of operation.
Anooraq maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding each identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Anooraq will maintain such insurance. Anooraq’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Anooraq does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect Anooraq’s cash flow and overall profitability.
Political Risk
Substantially all of the assets of Anooraq are located in South Africa. As a result, it may be difficult for investors in Canada to enforce judgments obtained against Anooraq in Canada.
South Africa has recently undergone major constitutional changes to effect majority rule, and affecting mineral title. Accordingly, all laws may be considered relatively new, resulting in risks such as possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon Anooraq. Anooraq’s operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates, and inflation.

Changes, if any, in mining or investment policies or shifts in political attitude in South Africa may adversely affect Anooraq’s operations or likelihood of future profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
The political situation in South Africa introduces a certain degree of risk with respect to Anooraq’s activities. The Government of South Africa exercises control over such matters as exploration and mining licensing, permitting, exporting and taxation, which may adversely impact on Anooraq’s ability to carry out exploration, development and mining activities. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
Competition
The mineral exploration and mining business is competitive in all of its phases. Anooraq competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Anooraq, in the search for and the acquisition of attractive mineral properties. Anooraq’s ability to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Anooraq will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.
Environmental Risks
Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect Anooraq’s operations. Environmental hazards may exist on the properties in which Anooraq holds interests which are unknown to Anooraq at present and which have been caused by previous or existing owners or operators of the properties. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, Anooraq’s operations and exploration activities are subject to South African national and provincial laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive.
Dependence on Key Personnel
Anooraq is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on Anooraq. HIV/AIDS is prevalent in Southern Africa. Employees or contractors of the Company may have or could contract this potentially deadly virus. There has been a steady emigration of skilled personnel from Southern Africa in recent years. Generally, the prevalence of HIV/AIDS could cause lost employee man hours and the emigration of skilled employees could adversely affect Anooraq’s ability to retain its employees.

Anooraq is dependent on a workforce which is heavily unionised with approximately 95% of the workforce belonging to three competing unions. This poses a risk in that union disputes may give rise to industrial action and work stoppages from time to time. Communication and negotiating forums have been established with all unions participating therein. The risk is well managed at this time.
Exchange Rate Fluctuations
Anooraq conducts operations in currencies other than Canadian dollars. Of particular significance is the fact that Anooraq’s operations in South Africa are almost entirely paid for in South African Rand, which has historically devalued against the United States dollar, but which recently has shown unexpected and substantial strength against most major world currencies, including the United States dollar. The strength in the South African Rand, if it continues, will negatively impact the potential profitability of Anooraq’s mining operations.
The price of PGM is denominated in United States dollars and, accordingly, Anooraq’s revenues, if any, will be denominated and paid in United States dollars. In order to earn or maintain property interests, certain of Anooraq’s payments are to be made in ZAR. As a result, fluctuations in the United States dollar against the South African Rand could have a material adverse effect on Anooraq’s financial results which are denominated and reported in Canadian dollars.
Foreign Subsidiaries
Anooraq conducts operations through foreign subsidiaries and joint ventures, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Anooraq’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon Anooraq’s valuation and stock price.
The South African Reserve Bank has introduced various measures in recent years to relax the exchange controls in South Africa to entice foreign investment in the country.
Anooraq Has No History of Earnings
Anooraq has a long history of losses and there can be no assurance that Anooraq will sustain profitablilty. Anooraq has paid no dividends on its shares since incorporation. Anooraq anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Anooraq does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is at the discretion of Anooraq’s board of directors after taking into account many factors including Anooraq’s operating results, financial conditions and anticipated cash needs.
Production and cost estimates
Anooraq will prepare estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Anooraq’s future cash flows, profitability, results of operations and financial condition.
Anooraq’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Environmental, health and safety regulations; permits
Anooraq’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species. In addition, Anooraq’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities will likely depend on its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities. Anooraq’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with Anooraq’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect Anooraq’s operations, including its ability to explore or develop properties, commence production or continue operations. Anooraq expects to make in the future, significant expenditures to comply with such laws and regulations and, to the extent possible, create social and economic benefit in the surrounding communities. Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have an adverse impact on Anooraq’s financial condition or results of operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. There can be no assurance that Anooraq has been or will at all times be in full compliance with all such laws and regulations and with its environmental and health and safety permits or that Anooraq has all required permits. The costs and delays associated with compliance with these laws, regulations and permits could stop Anooraq from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect Anooraq’s business, results of operations or financial condition. Anooraq may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. Anooraq could also be held liable for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant.
For example, Anooraq may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Anooraq has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Anooraq’s financial condition, liquidity or results of operations. Anooraq may be involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.
Anooraq’s Share Price is Volatile
The market price of a publicly traded stock, especially a resource issuer like Anooraq, is affected by many variables not directly related to the mining and exploration success of Anooraq, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares suggests Anooraq’s shares will continue to be volatile.

Going Concern Assumption
Management has reviewed the going concern status of the Company as at 31 December 2009 and has concluded that the company have sufficient resources in place to meet its immediate ongoing operating and capital cash requirements.
The negative effect of above risks could in future have a negative effect on the Company’s ability to continue as a going concern.
ITEM 7. DIVIDEND RECORD AND POLICY
The Company has not declared or paid any dividends or distributions on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of the Company are being retained for exploration of its Projects.
ITEM 8. DESCRIPTION OF CAPITAL STRUCTURE
Ordinary shares
The authorized share capital of the Company consists of an unlimited number of common shares without par value.
The issued share capital of the Company consists of 201,743,472 common shares without par value as at 31 December 2009 and at 30 March 2010.
Each common share carries one vote at all meetings of shareholders, participates rateably in any dividend declared by the directors and carries the right to receive a proportionate share of the assets of the Company available for distribution to holders of common shares in the event of a liquidation, dissolution or winding-up of the Company. The holders of common shares have no pre-emptive or conversion rights.
Preference shares
115,800 B2 Convertable Preferance shares of $0.1418 each and 111,600 B3 Convertable Preferance shares of $0.1418 were issued during the year ended 31 December 2009. Refer to Item 3 for more details.
The final effects of the share settled financing will result in RPM receiving a fixed number of 115.8 million ordinary shares of Anooraq and Pelawan Investments (Proprietary) Limited, Anooraq’s controlling shareholder, receiving a fixed number of 111.6 million ordinary shares.
These preference shares are convertible upon the earlier of the date of receipt of a conversion notice from RPM and 1 July 2018.
A dividend will be declared on the last business day immediately prior to the conversion date, in terms of a formula set out in the preference share subscription agreement.

ITEM 9. MARKET FOR SECURITIES
Anooraq’s common shares are listed and posted for trading in Canada on the TSX-V under the symbol-ARQ. Anooraq’s common shares have traded on the TSX-V (and its predecessors, the Canadian Venture Exchange and the Vancouver Stock Exchange) since 24 September 1987. Until 12 March 2004, Anooraq’s common shares traded in the United States on the OTCBB under the symbol ARQRF. Commencing 15 March 2004, Anooraq’s common shares have traded in the United States on the American Stock Exchange and, since the purchase of that exchange by the New York Stock Exchange, on the NYSE Amex. under the symbol ANO. Commencing 19 December 2006, Anooraq’s common shares have traded in the Republic of South Africa on the Johannesburg Stock Exchange under the symbol ARQ.
The following table sets out the historical high and low prices for trades and the volume of trading of the Anooraq’s common shares as reported by the TSX-V, NYSE Amex and JSE for the periods indicated:

	ARQ-V (in CAD)			ANO (in USD)			ARQ (in ZAR)
Financial			Average			Average			Average
Year 2009	High	Low	Volume	High	Low	Volume	High	Low	Volume

Jan-09	$0.58	$0.37	44,847	$0.44	$0.33	121,979	R 5.00	R 3.10	16,051
Feb-09	$0.48	$0.36	19,023	$0.39	$0.27	71,045	R 3.50	R 2.85	34,064
Mar-09	$0.88	$0.33	31,068	$0.73	$0.26	150,677	R 6.15	R 2.70	34,658
Apr-09	$1.25	$0.81	29,946	$1.05	$0.60	247,933	R 9.25	R 5.00	48,976
May-09	$1.48	$0.98	48,828	$1.35	$0.85	306,504	R 9.50	R 7.50	35,546
Jun-09	$1.35	$0.85	34,718	$1.27	$0.75	273,800	R 10.00	R 6.95	38,808
Jul-09	$1.03	$0.84	7,821	$0.97	$0.73	96,600	R 7.35	R 5.70	11,047
Aug-09	$1.00	$0.80	20,470	$0.99	$0.72	94,240	R 7.95	R 6.50	9,653
Sep-09	$1.10	$0.84	61,575	$1.06	$0.76	226,156	R 7.95	R 6.05	21,568
Oct-09	$0.96	$0.80	34,460	$0.91	$0.72	107,475	R 7.50	R 6.00	13,218
Nov-09	$0.90	$0.78	28,224	$0.84	$0.73	96,600	R 6.90	R 6.00	15,101
Dec-09	$0.99	$0.82	44,624	$0.95	$0.77	112,727	R 6.90	R 6.00	9,698
Refer to Item 8 for the detail on non listed securities issued during the year ended 31 December 2009.

`ITEM 10. ESCROW SECURITIES
The following table sets out the number of securities of the Company held, to the knowledge of the management of the Company, in escrow as of 30 March 2010 and the percentage that number represents of the outstanding securities of that class.

	Number of Securities held
Designation of Class	in Escrow	Percentage of Class
Common Shares (1)	58,745,135	approximately 29%
Common Shares (2)	56,691,303	approximately 28%
“B3” Preference shares	111,600,000	approximately 49%
Notes:
(1)  These shares are registered in the name of the Pelawan Trust, which holds such shares in trust for Pelawan pursuant to escrow arrangements described in “The Acquisition — Description of Lockup Arrangements for Consideration Shares” in the August 2004 Circular. The total amount of shares held by the Pelawan Trust at 30 March 2010 was 118.6 million.
(2)  Pursuant to implementation of the Bokoni Transaction, Pelawan Investments (Pty) Limited (“Pelawan”), the sole beneficiary of the Pelawan Trust, which is the controlling shareholder of Anooraq, established a special purpose vehicle as a wholly owned subsidiary of Pelawan (“thePelawan SPV”) and transferred 56,691,303 of its Anooraq shareholding to the Pelawan SPV as security for the B2 and B3 Preference Shares. These shares remain subject to the Lock Up arrangements described in Note 1 above.
(3)  The Pelawan SPV holds 111,6 million “B3” preference shares which are ultimately convertible into 111,6 million Anooraq common shares. These shares, one converted remain subject to the Lock Up arrangements described in Note 1 above.
ITEM 11. DIRECTORS AND OFFICERS
Name, Occupation and Security Holding
The following table states the name, province or state, and country of residence of each of the directors and executive officers of the Company, the positions and offices presently held by them and the period or periods of time during which each has served as a directors of the Company. Each director’s terms of office expires at the next annual general meeting of the Shareholder’s of the Company.

Common shares
Name, position with the Company	Period(s) as a	beneficially owned,
and province or state and country	Director or Officer	controlled or	B2 Preference	B3 Preference
of residence	of the Company	directed (1) (2)	shares (1) (3)	shares (1) (4)
Fikile Tebogo De Buck (7) (8) (10)	Since November 2008	Nil
Johannesburg, South Africa
Anu Dhir (7) (9) (10) (11)	Since July 2008	Nil
Director London, UK

		Common shares
Name, position with the Company	Period(s) as a	beneficially owned,
and province or state and country	Director or Officer	controlled or		B2 Preference		B3 Preference
of residence	of the Company	directed (1) (2)		shares (1) (3)		shares (1) (4)
Wayne Kirk (7) (8)	Since July 2005	3,000
Director Washington, United States
Philip Kotze	Since July 2008	100,000
Director, President and Chief Executive Officer Randfontein, South Africa
Harold Motaung Director Gauteng, South Africa	Since September 2004	34,426,458	(5)	18,972,000	(5)	19,686,000	(5)
Tumelo Motsisi (9) (11) Director and Chairman Gauteng, South Africa	Since September 2004	49,234,432	(6)	26,784,000	(6)	27,792,000	(6)
Sipho Nkosi (8) (9) Director Gauteng, South Africa	Since November 2004	Nil
Rizelle Sampson (10) Director Gauteng, South Africa	Since September 2004	Nil
Ronald Thiessen (11) Director British Columbia, Canada	Since April 1996	740,923
Joel Kesler Company secretary Gauteng, South Africa	Since March 2010	766,361

Notes:

(1)
The information as to number of common shares beneficially owned controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca.

(2)	Directors personally own or control a total of 85,271,174 common shares which represent approximately 42.3% of the current outstanding shares. The directors also hold 9,431,000 options.

(3)	Directors personally own or control a total of 45,756,000 B2 Preference shares which represent approximately 41% of the current outstanding shares.

(4)	Directors personally own or control a total of 47,478,000 B3 Preference shares which represent approximately 41% of the current outstanding shares.

(5)
Indirect holdings being 170 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan Investments (Proprietary) Limited, multiplied by the number of common shares of Anooraq (201,743,473) held by the Pelawan Trust.

(6)
Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan Investments (Proprietary) Limited, multiplied by the number of common shares of Anooraq (201,743,473) held by the Pelawan Trust.

(7)	Member of the Audit Committee.

(8)	Member of the Nominating and Governance Committee.

(9)	Member of the Compensation Committee.

(10)	Member of the Sustainable Development and Health and Safety Committee.

(11)	Member of the Investment Committee
Additional details including the principal occupation for the past five years of the above directors are as follows:
FIKILE TEBOGO DE BUCK, CA — Director
Fikile Tebogo De Buck Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. She holds a BA degree in Economics and Accounting from the University of Swaziland. Ms De Buck is currently a non-executive director of Harmony Gold Mining Company Ltd and is a member of various board committees of Harmony including the Audit Committee. She has also served in various positions at the Council for Medical Schemes in South Africa.
Ms. De Buck is, or was within the past 5 years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Harmony Gold Company Limited	Director	April 2006	Present
Anooraq Resources Corporation	Director	November 2008	Present
ANU DHIR, BA, JD — Director
Anu Dhir holds a bachelor of arts degree from the University of Toronto, Canada and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, USA. She was called to the Connecticut bar in 1995. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas and technology sectors. She most recently served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a TSX-listed company. She serves on the board of directors of Compass Asset Management (subsidiary of the VISOR Group) headquartered in Almaty, Kazakhstan. She is currently Managing Director of Miniqs Ltd. a private group that is primarily interested in resource projects that have the capability of growing into major producing operations.

During the past five years, Ms. Dhir is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2008	Present

Katanga Mining Limited	Director	March 2004	November 2004
	Vice President, Corporate Development	January 2006	October 2009

Andina Minerals Inc.	Officer	January 2006	November 2006

Compass Asset Management	Director	June 2009	Present

Miniqs Limited	Director and Officer	March 2010	Present
WAYNE KIRK, LLB — Director
Wayne Kirk is a retired attorney and consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.
Mr. Kirk is a citizen of the United States and is a resident of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest in San Francisco.
During the past five years, Mr. Kirk is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Gabriel Resources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
PHILIP KOTZE, Pr.Eng., — President, CEO and Director
Philip Kotze is a mining engineer with over 28 years of experience in the mining industry, including both operations and executive positions at AngloGold Limited, Kalahari Goldridge Mining Company Limited and Harmony Gold Mining Company Limited. A graduate of the University of Witwatersrand with a Graduate Diploma in Engineering (Mining Economics), Mr Kotze also holds a National Higher Diploma in Metalliferous Mining (WITS Technikon) as well as qualifications in Industrial Relations and Management.
During the past five years, Mr. Kotze is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2008	Present

A. H. C. HAROLD MOTAUNG, BSc, MBA — Director
Harold Motaung was previously employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years as a mining engineer and as a production supervisor. Mr. Motaung then moved to the South African Government’s Department of Minerals and Energy (DME) as a director within the Mine Inspectorate. As a Deputy Chief Inspector, he was responsible for implementing the Mine, Health and Safety Act. Subsequently he was appointed Chief Director within the Mine Inspectorate. His portfolio included the gold, platinum and coal regions of South Africa.
In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government—associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals Development Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited. Mr. Motaung has been a director of Anooraq since September 2004 and is not a director of any other public companies.
TUMELO M. MOTSISI, BA, LLM, MBA — Executive Chairman and Director
Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors. Between 1994 and 1998 he was employed first as a senior manager and then as a director within the Negotiated Benefits Consultants division of Alexander Forbes, a South African financial services company.
In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions (“Cosatu”). He was subsequently appointed as the Chief Executive Officer of Kopano Ke Matla. Mr. Motsisi also served as Executive Chairperson of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings. Mr. Motsisi is a member and director of several South African companies. Mr. Motsisi has been a director of Anooraq since September 2004 and is not a director of any other public companies.
SIPHO A. NKOSI, B.Comm, MBA — Director
Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He is a founder of and is currently Chief Executive Officer of Eyesizwe Coal (Pty) Ltd (“Eyesizwe”). Eyesizwe is one of the country’s largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA) , and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

During the past five years, Mr. Nkosi is, or has been a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2004	Present
Exxaro Resources Limited	Director	November 2006	Present
Great Basin Gold Ltd.	Director	August 2003	Present
RIZELLE M. SAMPSON, H. Dip Education — Director
Ms. Sampson is a South African citizen and holds a Certificate in Corporate Finance from the University of London (School of Economics), a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.
Following positions as a Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd. She is a co-founder and executive director of African Footprint Investment Holdings (Pty) Ltd (“AFIH”), an investment holding company that is mainly black woman owned and managed. Ms. Sampson represents AFIH on the board of Tellumat (Pty) Ltd. She is also a member of the Sentech Educational Fund Advisory Board and Chairperson of the board of the National Electronic Institute of South Africa (Nemisa).
During the past five years, Ms. Sampson is, or has been a director of the following public companies:

Company	Positions Held	From	To
Independent Power Southern Africa (IPSA) Group PLC	Director	January 2009	Present
Anooraq Resources Corporation	Director	September 2004	Present
RONALD W. THIESSEN, CA — Director
Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Services Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Services Inc.
Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007

Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present

Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present

Company	Positions Held	From	To
Detour Gold Corporation	Director and Chairman	July 2006	Present

Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present

Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present

Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present

Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and CEO	November 2000	September 2006
	Chairman	September 2006	September 2007

Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present

Tri-Gold Resources Corp.	Director	July 1992	December 2006
JOEL KESLER, B.COM,LLB (CUM LAUDE) UCT — Executive: Corporate and Business Development
Joel Kesler is a South African qualified lawyer with significant experience in mining finance and business development. He currently serves on Anooraq’s executive committee and is responsible for the Company’s Corporate and Business Development. He also serves as corporate secretary to the company. Mr. Kesler is not a director of any public companies.
Conflicts of Interest
Effective May 1, 2005, all employees of Pelawan were absorbed into the Company. Between that date and the finalization of the RTO there was an interim resource sharing arrangement between the Company and Pelawan in relation to the South African office and activities of the Company, which could have represented a potential conflict of interest for two of the directors of the Company, namely Messrs. Motsisi and Motaung, who are related to Pelawan. Under this resource sharing arrangement, the Company reimbursed Pelawan in respect of certain of its overhead expenditures, subject to fixed budget arrangements.

Directors and officers of Anooraq may from time to time serve as directors of and have an interest, either directly or indirectly, in other companies involved in natural resource exploration and development. As a result, a director of Anooraq may be presented, from time to time, with situations, which give rise to an apparent conflict of interest. On any conflict situation, a director may abstain from voting on resolutions of the Board of Directors that evoke such conflict in order to have the matter resolved by an independent Board, or the situation may be presented to the shareholders of Anooraq for ratification. In any event, the directors of Anooraq must, in accordance with the laws of British Columbia, act honestly and in good faith and in the best interests of Anooraq, and must exercise the care, diligence and skill of a reasonably prudent person in dealing with the affairs of Anooraq.
ITEM 12. AUDIT COMMITTEE
The Audit Committee’s Charter
The text of the Company’s Audit Committee charter is available on www.sedar.com and its corporate governance manual on the company’s website (www.anooraqresources.com).
Composition of the Audit Committee
As at the date hereof, the members of the Audit Committee of the Company are Anu Dhir, Fikile De Buck, and Wayne Kirk, all of whom are financially literate and all of whom are “independent” within the meaning Multilateral Instrument 52-110 — Audit Committees.
Relevant Education and Experience
In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:
Fikile Tebogo De Buck Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. She holds a BA degree in Economics and Accounting from the University of Swaziland. Ms De Buck is currently a non-executive director of Harmony Gold Mining Company Ltd and is a member of various board committees of Harmony including the Audit Committee. She is also a non-executive director and chair of the Audit Committee of Rand Uranium. She has also served in various positions at the Council for Medical Schemes in South Africa.
Anu Dhir holds a bachelor of arts degree from the University of Toronto, Canada and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, USA.. She was called to the Connecticut bar in 1995. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas and technology sectors. She most recently served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a TSX-listed company. She serves on the board of directors of Compass Asset Management (subsidiary of the VISOR Group) headquartered in Almaty, Kazakhstan. She is currently Managing Director of Miniqs Ltd. a private group that is primarily interested in resource projects that have the capability of growing into major producing operations.
Wayne Kirk is a retired attorney and consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry. Mr. Kirk is a citizen of the United States and is a resident of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest in San Francisco.

Pre-Approval Policies and Procedures
The following procedures govern the engagement of audit and non-audit services to be provided by the Company’s auditors:
1.	The Audit Committee will approve once per fiscal year those services which are pre-approved for the fiscal year, and the maximum amounts which may be incurred on such services.

2.
Additions to the schedule of pre-approved audit and non-audit services may be approved at any time by a majority of the members of Audit Committee. Any such approvals will be reported by the approving members to the full Audit Committee at its next meeting.

The Company’s auditors are required to provide an independence letter once per fiscal year.
ITEM 13. LEGAL PROCEEDINGS AND REGULATORY ACTIONS
QuestCo (Proprietary) Limited and North Corporate Finance Advisory Services Limited are of the view that an additional amount of $1.8 million ( ZAR 13 million) in the aggregate is payable to them in respect of corporate advisory services rendered by them pursuant to the implementation of the Bokoni Transaction on 1 July 2009. Anooraq does not believe that the aforesaid claims have any merit, having regard to the mandates entered into between the parties and will oppose any action instituted in respect thereof. The parties are currently in arbitration on this matter.
ITEM 14. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
To the knowledge of management of Anooraq, no insider or nominee for election as a director of Anooraq had any interest in any material transaction during the financial year ended 31 December 2009 or has any interest in any material transaction in the current year except as herein disclosed.
For details of the Bokoni Transaction refer to Item 3 on page 7.
Management Contracts
Hunter Dickinson Services Inc. (“HDSI”) is a private company owned equally by several public companies, one of which is Anooraq. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated 31 December 1996. HDSI is one of the largest independent mining exploration groups in North America and has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in the United States, Nevada, Mexico, China and South Africa. HDSI allocates the cost of staff input into projects based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDSI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm’s-length suppliers. The shares of HDSI are owned by each of the participating public corporations (including the Company) for as long as HDSI’s services are retained by such participating company. However a participant surrenders its single share of HDSI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice. HDSI is managed by a group that includes one of the directors of the Company, who are also directors of the other corporate participants in the arrangements with of HDSI.

Pelawan is a significant shareholder of the Company and has certain directors in common with the Company. Pelawan became a majority shareholder on 29 September 2004. During the years ended 31 December 2009 and 2008, Pelawan did not provide any services to the Company.
ITEM 15. TRANSFER AGENTS AND REGISTRARS
Computershare Trust Company of Canada (Vancouver) and Computershare Investor Services 2004 (Pty) Ltd. (Johannesburg) are the co-transfer agents and co-registrars for the common shares of Anooraq.
ITEM 16. MATERIAL CONTRACTS
Except for contracts mentioned below or entered into in the ordinary course of business there were no other material contracts entered into by Anooraq in the financial year ended 31 December 2009, or before the financial year ended 31 December 2009. The contracts entered into including some from prior years but which are still in effect, are the following:
•	Amending Agreement between Pelawan, Anooraq and the Pelawan Trust, dated as of 20 December 2007;

•	Sale of Concentrate Agreement between RPM and Bokoni, dated 21 December 2007;

•	Phase 3 Implementation Agreement between RPM, Plateau and Holdco dated 28 March 2008, as amended on 13 May 2009 (the “Phase 3 Implementation Agreement”);

•	Holdco Sale of Shares Agreement amongst Plateau, RPM and Anglo Platinum, dated 28 March 2008, as amended on 13 May 2009

•	Sale of Rights Agreement amongst RPM, Plateau and Boikgantsho Platinum Mine (Proprietary) Limited, dated 28 March 2008, as amended on 13 May 2009;

•	Sale of Rights Agreement amongst RPM, Plateau and Kwanda Platinum Mine (Proprietary) Limited (formerly Richtrau No. 207 (Proprietary) Limited), dated 28 March 2008, as amended on 13 May 2009;

•	Holdco Shareholders Agreement among Plateau Resources and Rustenburg Platinum Mines and Richtrau 179 (Pty) Ltd dated 28 March 2008;

•	Umbrella Services Agreement amongst Anglo Platinum, Anooraq and Holdco, dated 28 March 2008;

•	Term Loan Agreement between Rustenburg Mines Limited and Plateau Resources (Pty) Limited signed on 23 November 2008;

•	Anooraq Shareholders Agreement among Anooraq Resources Corporation and Pelawan Investments and the Pelawan Trust dated 12 June 2009,

•	Exchange Agreement among Anooraq, Plateau and Central Plaza Investments 78 (Pty) (to be renamed Pelawan Finance SPV (Pty) Limited) dated 12 June 2009;

•
Global Intercreditor Agreement between Anooraq, Plateau, Micawber 634 (Pty) Limited and Micawber 603 (Pty) Limited, Rustenburg Platinum Mines Limited, Standard Chartered Bank and Tumelo Motsisi and Harold Motaung on behalf of the Pelawan Dividend Trust dated 12 June 2009;

•	Senior Term Loan Facilities Agreement dated 12 June 2009 between Plateau, Standard Chartered Bank and Micawber 634 (Pty) Limited;

•	Standby Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated 12 June 2009;

•	RPM Funding Loan Agreement between Rustenburg Platinum Mines Limited and Holdco dated 12 June 2009;

•	RPM Plateau A Preference Share Subscription Agreement between Plateau, N2C Resources Inc. and Rustenburg Platinum Mines dated 12 June 2009;

•	Plateau Funding Loan Agreement between Plateau and Holdco dated 12 June 2009;

•	Operating Cash Flow Shortfall Loan Facility Agreement between Plateau and Rustenburg Platinum Mines Limited dated 12 June 2009;

•	Opco Funding Loan Agreement between Holdco and Richtrau No. 177 (Pty) Limited dated 12 June 2009;

•
Conversion Implementation Agreement between the Pelawan Trust, Central Plaza Investments 78 (Pty) (to be remained Pelawan Finance SPV (Pty) Limited), Pelawan Investments (Pty) Ltd, Anooraq, Plateau and Rustenburg Platinum Mines Limited dated 26 June 2009; and

•	RPM Funding Common Terms Agreement between, inter alia, Rustenburg Platinum Mines Limited, Plateau, Central Plaza Investments 78 (Pty) Limited and Anooraq dated 12 June 2009.
ITEM 17. INTERESTS OF EXPERTS
No experts used have any interest in the Company.
ITEM 18. ADDITIONAL INFORMATION
Additional information relating to the Company may be found on SEDAR at www.sedar.com.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans, where applicable, is contained in the 2009 Management Information Circular. Additional financial information is provided in the Company’s consolidated financial statements for the year ended 31 December 2009 and its management’s discussion and analysis in relation thereto.

The following documents can be obtained upon request from the Company’s Shareholder Communication Department by calling +1 (604) 684-6365:
(i)	this AIF, together with any document incorporated herein by reference;

(ii)	any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company’s most recently completed financial year; and

(iii)	the May 2008 Circular.
The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.
ITEM 19. AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS
A.	AUDIT COMMITTEE FINANCIAL EXPERT
The board of directors has determined that Ms. Fikile Tebogo De Buck a member of the audit committee of the Company who qualifies as an audit committee “financial expert” based on her education and experience. Ms. De Buck is “independent”, as that term is defined by the rules of the NYSE Amex.
B.	CODE OF ETHICS
The Company has adopted a code of ethics that applies to all personnel of the Company. The Code of Ethics is a part of the Company’s Corporate Governance Manual, which is available on the Company’s website at www.anooraqresources.com.
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm, KPMG LLP, for various services.

	Year ended 31 December	Year ended 31 December
Services:	2009	2008
Audit Fees (1)	$285,514	$311,500
Audit-Related Fees (2)	48,862	42,500

	$334,376	$354,000

Note:

(1)
Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Company’s external auditor reasonably can provide, and include audits, interim reviews, comfort letters and consents, other attest services related to the audit or regulatory filings, and services associated with the filing of documents with regulatory authorities.

(2)
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations related to financial accounting and reporting matters and standards, and other periodic reports.

From time to time, management of the Company recommends to and requests approval from the audit committee for audit and non-audit services to be provided by the Company’s auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.
ITEM 20. OFF BALANCE SHEET ARRANGEMENTS
None.
ITEM 21. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period
	Total at 12/31/09	Less than one year	2 to 3 years	4 to 5 years	Later than 5 years
Contractual obligation	10.3M	10.3M	Nil	Nil	Nil
Long term debt obligations (1)	555.5M	0M	4M	23.7M	527.8M
Operating lease obligations (2)	1.2M	0.4M	0.8M	Nil	Nil
Purchase obligations(3)	11.7M	11.7M	Nil	Nil	Nil
Derivative liability	1.6M	Nil	1.6M	Nil	Nil

Total	580.3M	22.4M	6.4M	23.7M	527.8M

(1)
The Company’s long term debt obligations are denominated in South African Rand (“ZAR”). Payments and settlement on the obligation is denominated in ZAR. Long term obligations have been presented at an exchange rate of 1 Canadian dollar = 7.05 ZAR.

(2)	The Company has routine market-price leases on its office premises in Johannesburg, South Africa.

(3)
The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Form 52-109F1
Certification of annual filings — full certificate
I, Philip Kotze, President and Chief Executive Officer of Anooraq Resources Corporation, certify the following:
1.	Review: I have reviewed the AIF, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Anooraq Resources Corporation (the “issuer”) for the financial year ended 31 December 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control — Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission

5.2	ICFR — material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.	Evaluation: The issuer’s other certifying officer(s) and I have
(a)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A
(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	N/A
7.	Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on 30 September 2009 and ended on 31 December 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.	Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: 30 March 2010
/s/ P Kotze
Philip Kotze
President and Chief Executive Officer

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Form 52-109F1
Certification of annual filings — full certificate
I, De Wet Schutte, Acting Chief Financial Officer of Anooraq Resources Corporation, certify the following:
1.	Review: I have reviewed the AIF, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Anooraq Resources Corporation (the “issuer”) for the financial year ended 31 December 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control — Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission

5.2	ICFR — material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.	Evaluation: The issuer’s other certifying officer(s) and I have
(a)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A
(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	N/A
7.	Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on 30 September 2009 and ended on 31 December 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.	Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: 30 March 2010
/s/ D Schutte
De Wet Schutte
Acting Chief Financial Officer

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